
11008524


Bally
TECHNOLOGIES ®

2011 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to


Bally
TECHNOLOGIES

Commission File Number 001-31558

BALLY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

NEVADA	**88-0104066**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6601 S. Bermuda Rd. Las Vegas, Nevada 89119
(Address of principal executive offices)

(702) 584-7700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Stock, $0.10 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act). (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the common stock, $0.10 par value, held by non-affiliates of the registrant, computed based on the closing sale price as of December 31, 2010 of $42.19 per share as reported by the New York Stock Exchange, was approximately $2,227,000,000.

According to the records of the registrant's registrar and transfer agent, the number of shares of the registrant's common stock outstanding as of August 22, 2011 was 44,353,000, which do not include 17,322,000 shares held in treasury.

Documents Incorporated by Reference: Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended June 30, 2011, are incorporated by reference in Part III of this Annual Report on Form 10-K.

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TABLE OF CONTENTS

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BALLY TECHNOLOGIES, INC.
FORM 10-K
Year Ended June 30, 2011

Forward Looking Statements

Certain statements made or incorporated by reference in this Annual Report on Form 10-K, in our other filings with the Securities and Exchange Commission ("SEC"), in our press releases and in statements made by or with the approval of authorized personnel constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the safe harbor created thereby. Forward looking statements reflect our intent, belief or current expectations with respect to, among other things, future events and financial trends affecting us. Forward looking statements are typically identified by words such as "believes," "estimates," "expects," "anticipates," "plans," "should," "would" and similar expressions.

Although we believe the expectations reflected in any forward looking statements are reasonable, readers are cautioned that forward looking statements involve known and unknown risks and uncertainties, are not guarantees of future performance and that actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. These differences can arise as a result of a number of risks, including those described in Item 1A, Risk Factors.

Forward looking statements in this Annual Report on Form 10-K speak only as of the date hereof, and forward looking statements in documents incorporated by reference speak only as of the date of those documents. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we cannot ensure that the forward looking statements contained in this Annual Report on Form 10-K will, in fact, transpire.

Unless the context requires otherwise, the terms "Bally," the "Company," "we" and "our" as used in this Annual Report on Form 10-K refer to Bally Technologies, Inc. and its subsidiaries.

PART I

ITEM 1. BUSINESS

General

Bally Technologies, Inc. is a diversified, worldwide gaming company that innovates, designs, manufactures, operates, and distributes advanced technology-based gaming devices, systems, and server-based solutions. As a global gaming-systems provider, we offer technology solutions which provide gaming operators with a wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools to more effectively manage their operations. Our primary hardware technologies include spinning-reel and video gaming devices, specialty gaming devices and wide-area progressive systems for traditional land-based, riverboat, and Native American casinos, video lottery and central determination markets, and specialized system-based hardware products.

We previously owned and operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. On April 5, 2010, we entered into a definitive purchase agreement to sell the Rainbow Casino. The sale closed on June 8, 2010. As a result of the sale, our Casino Operations were classified as discontinued operations in the accompanying financial statements. See Note 3 to the consolidated financial statements, *Discontinued Operations*.

We were founded in Chicago, Illinois in 1932 as Bally Manufacturing Corp. The Company was incorporated in Nevada on September 30, 1968, under the name Advanced Patent Technologies. Following two other name changes, we became Alliance Gaming Corporation on December 19, 1994, and on March 6, 2006, we changed our name to Bally Technologies, Inc. Our principal executive offices are located at 6601 South Bermuda Road, Las Vegas, Nevada 89119; telephone (702) 584-7700. Our website is www.BallyTech.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings are available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Company and Product Overview

We derive our revenue from the following:

- *Gaming Equipment*—Sale of gaming devices and related equipment, parts and conversion kits;
- *Gaming Operations*—Operation of linked progressive systems, video lottery and centrally determined systems, and the rental of gaming devices and content; and
- *Systems* —Sale and support of specialized systems-based software and hardware products and related recurring hardware and software maintenance revenue.

Prior to the sale of the Rainbow Casino, our business consisted of two business segments, the Bally Gaming Equipment and Systems segment and the Rainbow Casino ("Casino Operations") segment. As of June 30, 2009, our Casino Operations were reclassified as assets held for sale and liabilities related to assets held for sale in our Consolidated Balance Sheets, and for the years ended June 30, 2011, 2010 and 2009 were classified as discontinued operations in our Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows.

Our gaming equipment, gaming operations, and systems product lines have increasingly come together with the proliferation of high-speed networks. Ethernet-based gaming floors, downloadable and server-based games and applications, and the use of open protocols and common industry standards in game and system development, such as Gaming Standard Association ("GSA") protocols, are helping to drive innovation in the gaming industry. This convergence adds excitement to the player experience, increases customer-service solutions for gaming operators, enables new ways to communicate and market to the player, and provides operational efficiencies that can increase our customer's profits.

We are focused on the convergence of games and systems in four key ways:

- The majority of our systems and network and server-based solutions are backwards compatible, which means that our newest technologies work on most gaming operators' existing gaming devices;
- Our new Pro Series™ cabinets with ALPHA 2™ technology feature a library of downloadable game content and support network and server-based applications;
- Our iVIEW™ Display Manager™ ("DM") in-game picture-in-picture style technology supports an array of network and server-based applications designed to add excitement and interactivity on the gaming floor; and
- Our Bally Command Center™ is a powerful, server-based solution that enables download of game content, iVIEW DM™ content and events, and peripheral updates at the touch of a button, dramatically improving operating efficiencies and enabling gaming operators to respond rapidly to the current business environment.

The following table sets forth the percentage of revenues from continuing operations for the periods indicated:

	Year Ended June 30,					
	2011		2010		2009	
			(dollars in 000s)			
Gaming Equipment	$246.6	33%	$273.7	35%	$357.0	42%
Gaming Operations	318.6	42%	287.0	37%	275.0	33%
Systems	193.0	25%	217.5	28%	211.8	25%
	$758.2	100%	$778.2	100%	$843.8	100%

We innovate, design, manufacture, sell, distribute, place, maintain, and operate a full range of advanced technology-based gaming devices and related equipment, parts, and conversion kits for our customers (gaming operators). These devices include reel-spinning and video gaming devices, specialty gaming devices, and wide-area progressive systems for traditional land-based, riverboat and Native American casinos, video lottery and central-determination markets. The gaming devices we sell or place are configured to specific requirements based on a customer's particular order. Gaming devices are differentiated by a number of factors including, but not limited to, game theme, cabinet style, pay table, game layout, betting denomination, and minimum/maximum betting amount.

A gaming device consists of three elements:

- The game cabinet hardware—the outside presentation cabinetry that houses the operating system and game content software and is the way the player interfaces with the game;
- The operating system, or game platform—a set of software programs inside the gaming cabinet hardware that regulate the ways the game application software programs utilize the game hardware and act as an intermediary between application programs, the game content and the game cabinet hardware; and
- The game content—individual game titles and features that drive the gaming experience for players.

We believe providing advanced, technology-based gaming devices, content, and networks with high entertainment value and key operational advantages, coupled with a high level of customer service, is the key component to gaining market share. Much of our product development for new and emerging technologies, including many of our network and server-based solutions, is led by the Bally Innovation Lab. This lab, which consists of Bally team members from around the world, focuses on emerging and paradigm-shifting technologies through research and development of new gaming technologies, features, and products and was designed to accelerate the commercial deployment of the most cutting-edge, technology-based gaming devices, content, and systems.

Game Cabinet Hardware

Our gaming devices include a variety of innovative features and layouts in both spinning-reel and video formats in several different cabinet styles. Some devices feature high-profile top boxes with various game features and in various sizes, each geared towards specific market niches. The game cabinet hardware we create is the result of comprehensive product development efforts that include extensive internal, customer, and end player testing.

The major areas of hardware development include cabinet style, technical capability, controller circuit board design and programming, as well as user-interface devices such as card readers, keypads, button decks, and displays. We have developed a modular and extendible hardware and software architecture which focuses development on achieving greater functionality, product reliability, ease of maintenance for our customer, and ease of use for the player. Hardware-development efforts are focused on player appeal, product reliability, common components, and ease of maintenance. Development cycles for hardware can vary between a few months for minor revisions, to more than a year for major design changes.

We offer a number of cabinet designs including standard upright and slant tops, dramatic tower units, and bar-top cabinets which are marketed under our ALPHA Elite™ brand and our new Pro Series brand that we formally launched in June 2010.

Pro Series Cabinets

We introduced the Pro Series cabinets, our latest generation cabinet design, in June 2010. The Pro Series cabinets, currently available in upright, slant, spinning-reel, curve, and V32, feature a number of cutting-edge features such as the groundbreaking touch-screen, interactive iDeck™, which replaces a standard button deck; a custom four-speaker high-definition ("HD") surround-sound stereo, designed to target sound to the player and cut through noisy casino environments; exterior cabinet lighting and a super candle light crowning the game which are both synchronized to game play; up to a four-monitor play experience; a shared single entry for currency, tickets, and cashouts; a 15-inch Digital Topper with game-synchronized LCD video display; and vertically opening doors that make it easier to service the game and eliminate interruption to adjacent games. Our Pro Series cabinets are available with a number of top-box configurations including upright wheel; hammerhead, with an oversize 32-inch cinematic display; and the commanding digital ladder 32-inch, high-definition video display.

The Pro Curve cabinet features a breakthrough video reel technology that delivers a remarkably realistic stepper experience through a 20-inch LCD display which is curved just like physical reels. The reels look, feel, and play like traditional reels but are actually video screens; creating an authentic stepper play experience.

ALPHA Elite Cabinets

Our ALPHA Elite cabinets features interchangeable video and spinning-reel configurations which are recognized for modularity, meaning that gaming operators can convert one game into another without having to invest in a whole new device. In addition to changing the cabinet from one game to another, the modularity of our cabinet series enables gaming operators to convert cabinets from video to spinning-reel games and replace top boxes, button decks, and other key parts, protecting gaming operators' previously invested capital. Also, the modularity of our cabinet series, combined with the use of common parts, makes maintenance easier for our customers, providing labor-saving benefits to gaming operators, while enabling a quicker manufacturing turnaround.

Key cabinets in the ALPHA Elite line include the V20/20, the S9E and the V32, with a 32-inch vertical touch-screen LCD display; the Digital Tower Series™ cabinets with vertical digital ladder displays and our Jumbo cabinets available in both video and spinning-reel configurations.

Game Platform

Each gaming device requires a game platform to manage the device hardware and deliver the game content. Game platforms and the related computer systems are updated and revised to keep pace with the ever-increasing complexity of modern game play requirements. The change in game-play requirements is driven by, among other things, changes in consumer demand, capacity, security, and regulation.

We currently offer two gaming platforms; the ALPHA and the ALPHA 2 platform, which was launched in June 2010 building on the success, and reliability of the ALPHA platform.

ALPHA 2 Platform

The ALPHA 2 platform incorporates all the attributes of ALPHA, but adds significantly more powerful, faster, and richer features, including an INTEL® Core™ 2 processor; four gigabytes of dual-channel memory; Realtek™ HD audio; and leading video technology. This powerful hardware platform enables dramatic new levels of interactivity, visual quality, and performance, resulting in faster, richer, and more compelling games for players, including 3-Dimensional ("3D") graphics and animations. ALPHA 2 supports both existing and new game content and supports network and server-based applications and is operable with the Bally Command Center, discussed in detail below, which will allow downloadable access to Bally's game content via a central server. Although we have been transitioning to ALPHA 2 as our standard game platform for the majority of our game cabinets, we will continue to support the ALPHA platform.

ALPHA Platform

The ALPHA platform, which was our standard game platform until we released ALPHA 2 last year, features a layered architecture and modular design, which allows for adaptability and simplified requirement changes. ALPHA is designed to support industry protocols. ALPHA also supports various game bonusing, multi-denomination, multi-game and multi-pay table game configurations and can operate with stand-alone, local, and wide-area progressive products.

Game Development and Game Content

We have decades of experience developing entertainment content. We develop games for gaming operators, video lottery, and central-determination markets around the globe. Our game content features original themes, licensed themes using well-known brands, and adaptations of well-known Bally brands such as Cash Spin, Hot Shot®, Quick Hit™, and Blazing 7s™ that can be found on most casino floors in North America and in a number of international markets. Our game content is deployed across wide-area progressive, local-area, and near-area progressive slots, spinning-reel and video gaming devices, specialty gaming devices, and multi-suite games. We have worldwide game-development teams, with centers in Arizona, California, Nevada, and India to develop innovative content for the gaming market.

The software development process for new game content, including graphics development, is continuous and requires a significant commitment of human resources. Creativity in software development is a key element in the market success and player appeal of our game content and gaming devices. Innovations in our development process and game design are generated internally and with the support of customers, and third parties, many of whom have entered into strategic relationships with us.

We continue to add more compelling, entertaining, and complex play mechanics to our games, including features such as locking hot zone, free games with additional multipliers, rolling wilds, memory pay, multi-level progressives, free games, bonus bets, bonus spins, stacked wilds, mystery progressives, locked symbol bonuses, second-chance features, asset giveaways, multi-player, community play, and random bonus features.

With the release of our new ALPHA 2 platform and the new Pro Series cabinets, our game developers are able to develop even more exciting, entertaining, and interactive game content using HD surround-sound features, 3D animations that give the illusion of depth perception, player customization, gesture control, and the latest in touch-screen technology.

Game software development also includes gaming device operating systems and application development. This encompasses areas such as databases, interfaces, and protocols used in emerging technologies, including many network and server-based systems solutions, communication, security, and automated backup and failure procedures.

Game Parts and Conversion Kits

Customers that utilize our gaming devices also typically purchase replacement parts, upgrades, game conversion kits, and other products from us to keep the devices in good working order and to enhance the underlying performance of the devices. Certain equipment within gaming devices such as video monitors, bill validators, logic boards, and printers are typically replaced as a result of wear and tear or new technology offerings by our suppliers. These sales may also include game conversion kits that provide our customers the opportunity to offer a new game theme or variant on the existing product without the necessity of purchasing a new gaming device.

Maintenance, Trade and Resale Market

We generally offer a 90-day parts, labor, and performance warranty/guarantee for new gaming devices. We provide several after-sale services to our customers including customer education programs, a 24-hour customer service telephone hotline, a website for technical support, field service support programs, and spare parts programs. Our historical warranty expense as a percentage of revenues has been less than 1 percent.

From time to time, we also sell used gaming devices, including products made by us as well as those produced by our competitors. Generally, we acquire used devices as trade-ins toward the purchase of new gaming devices. While a small secondary market exists in the United States, used devices are typically resold in international markets where new device purchases often prove to be too costly. Where appropriate, we incur costs to recondition used devices for resale or we may elect to destroy the devices.

Gaming Operations

Through our Gaming Operations division we offer gaming operators a wide range of rental (also known as participation or recurring revenue) options for our gaming devices and content. Operating gaming devices under a rental arrangement often requires us to invest capital in manufacturing the gaming device and related equipment, purchasing signs and seating, and, in certain cases, acquiring certain intellectual property rights. These rental devices are available as linked progressive systems, rental and daily-fee games, video lottery systems, and centrally determined systems.

Linked Progressive Systems

We offer our customers gaming devices featuring a common jackpot or prize award that can be linked (within a casino, in a local-area network, or among multiple casinos within a market or jurisdiction) in a wide-area network. Progressive gaming devices are typically offered to customers under a daily-fee arrangement based on a percentage of the money wagered on the participating gaming devices. In many cases, we use a portion of these revenues to fund the ultimate payment of the jackpot awards. We market our linked progressive systems under such titles as Instant Fortune™, Ultimate Tower of Power™, Quarter Million$™, Millionaire Sevens™ and 1,000,000 Degrees™. In addition, we introduced our Betty Boop Love Meter and Money Vault™ wide-area progressive games in the fourth quarter of fiscal year 2011. As of June 30, 2011, we had a total of 1,059 linked progressive systems.

Rental and Daily-Fee Games

We offer a variety of non-linked games and content on a rental basis for either a fixed daily fee or a fee based on the percentage of the net win generated by the gaming device. This category includes both gaming devices in which we retain ownership and charge a daily fee for the use of the gaming device, and gaming devices our customers purchase which are classified as game sales revenue. Gaming devices in which we retain ownership and charge a daily fee include rental and maintenance of the gaming device and licensing of the game content. For gaming devices our customers purchase, we provide the game content under a usage-fee arrangement that results in a lower daily-fee than leasing the entire gaming device. We market our rental and daily-fee games under such titles as Betty Boop Love Meter, Money Vault, Cash Spin, Hot Spin™, Vegas Hits™, Cash Wizard, Ultimate Tower of Power, Hot Shot Progressive Cash Wheel™, Fireball™, 77777 Jackpot™, Reel Money™, Hot Shot Progressive®, Quick Hit Platinum™, Reel Winners™, Hee Haw®, and Monte Carlo™. As of June 30, 2011, we had a total installed base of rental and daily fee games of 14,315 units.

Video Lottery Systems

We offer video and spinning-reel devices that can operate as stand-alone devices or can interact with, or be monitored by, a central system maintained by governmental agencies. The financial model for this market requires us to build, deploy, and maintain the devices as well as provide the related equipment in return for a share of the net win generated by the device for a contractually fixed period of time.

Through a competitive bidding process, we, and prior to our acquisition thereof in March 2004, Sierra Design Group ("SDG"), were each awarded approximately 25 percent of the initial New York State Lottery ("NYSL") terminals to be installed at horseracing facilities throughout the state. As of June 30, 2011, we earned recurring revenue from our installed base of 6,688 video lottery devices operated by NYSL. We also earn recurring revenues from 1,662 video lottery devices deployed at horseracing and other gaming facilities under agreements with the Delaware State Lottery Commission and Maryland State Lottery Commission.

Centrally Determined Systems

We offer video and spinning-reel devices that connect to a central server, which determines the outcome of the game. These systems primarily operate in Native American casinos in Washington, Oklahoma, and Florida, as well as in Mexico. In certain of these jurisdictions, our customers purchase our gaming devices, in which case the purchases are classified as game sales revenues. In other jurisdictions, our customers rent the gaming device, in which case the rental payments are classified as gaming operations revenues. In each case, for the use of our central determination software, we receive either a fixed daily fee or a percentage of the net win generated by the devices connected to the system. As of June 30, 2011, the total installed base of gaming devices connected to our centrally determined systems totaled 50,754.

In December 2005, we began selling centrally determined gaming devices in Mexico. In the Mexico market, we sell gaming devices for an upfront fee, in which the purchases are classified as game sales revenues, and derive a daily fee equal to a percentage of the net win for providing a system network, gaming content, and monitoring, maintenance and consulting. As of June 30, 2011, 12,433 of the total installed base of gaming devices connected to our centrally determined systems were deployed in Mexico. Included in the total installed base of centrally determined games in Mexico are 9,109 iVIEW in-game player-communication units installed in non-Bally games, in which we charge a system connection fee. The total installed base of centrally determined games noted above includes the iVIEW units in Mexico.

Bally Systems

We offer core, world-class slot-management and casino-management systems, coupled with a comprehensive suite of cutting-edge technology solutions which provide gaming operations of every size with a wide range of marketing, data management and analysis, accounting, player tracking, security, and other software applications and tools to more effectively manage their operations. We also provide technologies to utilize a networked, server-based gaming environment including a command center solution encompassing several innovative features for centralized management and control. These technologies help our customers improve communication with players, add excitement to the gaming floor, and enhance operating efficiencies through greater automation, reporting, and business intelligence.

Our Systems business has evolved significantly over the past few years as we have taken significant steps to improve our core slot, casino, and table management systems. In fiscal year 2009, we released Version 11 of our core systems, a powerful platform re-engineered to world-class technology levels. Version 11 provides gaming operators with easy-to-use graphical interfaces; vertical and horizontal scalability; state-of-the-art distributed architectures; and support for multiple languages and currencies. Our development path for all systems products has been designed to develop all products on common naming conventions, Version 11 being the first. Today, there are more than 300 casinos who have installed Version 11. The improvements in our core systems platforms resulted in a reliable and scalable foundation of slot, casino and table management systems. This solid, world-class core infrastructure and a unified strategic product roadmap have enabled us to implement new and innovative solutions for marketing, bonusing, and server-based gaming. In fiscal year 2011, we also released several innovative products on Version 12 including new bonusing applications within our Elite Bonusing Suite™, predictive analytics within our Bally Business Intelligence™, intelligent way-finding within Bally CoolSign® and the Bally Enterprise Progressive System™.

We believe we are the only provider in the industry that offers such a wide selection of technology platform options to our customers. More than 417,000 slot machines are connected to Bally Systems at more than 622 locations around the world.

Our Systems business is comprised of three key facets:

- Hardware, which includes our iVIEW player-user-interface device and specialized system-based hardware products. Over the last two fiscal years, hardware sales have accounted for approximately 39 percent of Systems revenue;
- Software and services, which includes licenses of our core systems and suite of player tracking, bonusing, and marketing applications and customized system solutions for customers. Over the last two fiscal years, sales of software and services accounted for approximately 31 percent of Systems revenue;
- Maintenance, which provides access to future enhancements or upgrades to the system software for a fee based on a percent of the license fee. Over the last two fiscal years, ongoing maintenance fees accounted for approximately 30 percent of Systems revenue.

Slot, Casino, and Table Management Systems

Our solutions, which support GSA protocols, operate on common platforms such as Windows ®, AS/400 (iSeries®), Linux, and UNIX. By supporting these platforms, our customers can choose a technology solution that meets their existing or future infrastructure requirements.

Our slot-management systems are fully featured and designed to handle slot monitoring, slot accounting, slot operations, bonusing, sweepstakes, promotions, cashless transfer, ticketing, jackpots, promotional coupons, redemptions, and soft count.

Our casino-management systems are composed of various system-based hardware and software products that provide gaming operators player-loyalty solutions comparable to frequent guest programs offered in other leisure and retail industries; database marketing and table-game accounting solutions including the calculation of all revenue and expense-related items; and cage and credit accountability for all extensions of credit and cage cash balancing functions. These systems are designed and deployed in both domestic and international markets and adaptable to foreign languages and currencies.

Our TableView™ table-rating and player-tracking solution brings automated management of table-game activities directly to the casino pit with a high-tech touch screen.

iVIEW Player-Communication Network

Our server-based iVIEW network serves as a way to communicate with players at the point-of-play. The iVIEW leverages an LCD screen and accompanying hardware and software that reside in the gaming device, while the iVIEW DM player-user-interface, also operating on the iVIEW network, allows casinos to present messages in a split or full screen format on the main game display on any touch-screen- equipped gaming device without interrupting traditional game play using picture-in-picture-style technology.

Our iVIEW network is also designed to work with our Bally Command Center for server-based download of iVIEW content, our Elite Bonusing Suite of floorwide-bonusing applications, our Bally CoolSign Media Management, and other new technologies under development. iVIEW and iVIEW DM work on any manufacturers' gaming devices with a touch screen and are backwards and forwards compatible, thus protecting gaming operators' previously invested capital. iVIEW content is customizable and can be tailored for each individual player when combined with Bally Business Intelligence and the operator's player database.

The iVIEW DM solution, with its customizable and player-configurable interface, is an especially compelling solution for marketing to players at the point-of-play. This picture-in-picture style technology enables enhanced communication and customer-service functions such as beverage service, floor mapping, and real-time perishable promotions without interrupting game play. iVIEW DM can also be used to create excitement on the casino floor with floor-wide bonusing events; game-in-games; second-chance-to-win games; floor-wide slot tournaments; interactive touch-screen events, time-based promotions; and targeted player messaging all without interrupting game play.

iVIEW DM can be implemented across the entire gaming floor, in smaller sections of the floor, or bank-by-bank based on casino operator preference.

Elite Bonusing Suite

The Elite Bonusing Suite allows customers to reward their players right at the point-of-play via the iVIEW network. Bonusing applications on the Elite Bonusing Suite server allow customers to tailor and automate promotions utilizing server-based applications such as Virtual Racing™, DM Tournaments™, U-Spin Bonusing™, Power Winners™, Dynamic Random Bonusing™, Video Poker Bonusing™, iVIEW Messaging™, Flex Rewards™, and Lucky Match Bonusing™.

Bally CoolSign

Bally CoolSign is the gaming industry's leading gaming centric media management tool that allows gaming promotions and/or gaming information, triggered through any of our products, to be displayed onto any digital display. In addition to regular resort advertising, CoolSign can also be used to promote casino marketing messages directly onto hotel room in-room TV's when used in conjunction with Bally TV.

Bally Business Intelligence

The Bally Business Intelligence applications, which span across all our products, bring state-of-the-art data analytics to a gaming operators' key executive and marketing-management teams. The executive dashboards, slot floor data, and transaction visualization, empower gaming operators to analyze customer activity and make quick decisions about products, floor layouts, and marketing programs that can significantly enhance revenue and profits.

Bally Command Center

Our server-based command center enables gaming operators to download marketing content on iVIEW and iVIEW DM displays, configure gaming device paytables and game play options, and deliver new game content and game libraries from a central server. Bally Command Center also enables customers to perform updates of game firmware such as ticket printers and bill acceptors in a matter of minutes via a central server, rather than having to implement the update on each gaming device.

Bally Enterprise Progressive System

The Bally Enterprise Progressive System is a single-wire enterprise progressive solution that supports all progressive types. This centrally managed application allows casino operators to manage and audit all progressives from one location and integrates with ACSC and SDS progressive slot accounting, reporting systems, and the Bally CoolSign digital media management system.

High-Speed Network Solutions

Over the past several years, as we have seen gaming content and systems applications merge into a single gaming-floor network architecture, the functionality of these systems has evolved from basic automation of manual activities to highly integrated applications. Our systems typically provide gaming operators with useful features such as active, real-time monitoring tools for gaming devices, tools to collect and manage customer data, security to protect against theft and data loss, the ability to track and reward players, and marketing programs to enhance the gaming experience.

As the gaming industry continues to evolve, some gaming operators have embraced new server-based and high-speed network technology. Many new gaming operations have opened with high-speed Ethernet connections on their floors, and many others are upgrading to high-speed networks. We partner with our customers to help them add network and server-based solutions to their existing systems offerings, whether on a floor-wide basis or in smaller sections of the floor or on selected banks of games. Once installed, these network and server-based solutions provide gaming operators with improved operating efficiencies and labor savings, and even more importantly, they give operators new and more efficient ways to market and communicate with their players. By marketing at the point-of-play and delivering floor-wide tournaments, bonusing events, and second-way-to-win games, customers are able to add even more excitement to game play across the gaming floor.

In-game marketing and communications solutions, such as Bally's iVIEW and iVIEW DM, when combined with the Bally Elite Bonusing Suite and Bally Command Center for centralized control, are very powerful ways to use network and server-based solutions for the benefit of the player and the operator.

The rate at which customers are implementing network and server-based solutions has been impacted by the global economic crisis and reduced capital to spend on upgrading gaming floors to high-speed network environments—a requirement for floor-wide, network and server-based solutions.

Research and Development

Our research and development ("R&D") activities are directed toward the development of world-class games and systems products, technologies, and the continued evolution and advancement of our current product line. We also focus R&D resources towards researching future technologies and products. The customer-centric nature of our Company also includes custom-development of applications and solutions for customers. These solutions often become part of our general product portfolio.

The scope of Bally's R&D is far-reaching, with major centers in Las Vegas and Reno, Nevada; Bangalore and Chennai, India; and smaller centers in Nice, France and throughout North America. Our R&D initiatives are performed by various business groups within the Company and across the globe, and this decentralized R&D presence enables us to more easily recruit and retain top talent and develop games and systems specific to each market. We centrally manage key cross-business group product initiatives to prioritize and align our R&D activities across these teams. In addition, we may augment our R&D initiatives through third-party development agreements with outside companies, or by entering into agreements with companies that have similar R&D areas of focus.

Our total expenditures for R&D were $88.1 million, $80.3 million, and $77.3 million during the years ended June 30, 2011, 2010 and 2009, respectively. The increase in R&D expenditures over this three-year period reflects our corporate focus on our technology assets, the expansion of technical resources, and the competitive landscape that requires continuous development of future generations of gaming products and systems.

Sales and Marketing

We have a direct sales force consisting of approximately 61 employees located in multiple offices, primarily in North America. We also, to a lesser extent, utilize an independent distributor network to distribute our products. The agreements we have with distributors generally specify minimum purchases and also provide that we may terminate the relationship if certain performance standards are not met.

The sale of gaming devices takes place throughout our fiscal year and can range from proposals for a small quantity of units to several thousand units. We conduct one-on-one meetings with our customers to demonstrate our products at their locations, host customers to private demonstrations in our offices or at offsite venues, and participate in a number of trade shows domestically and internationally each year. In certain cases, we participate in responding to competitive requests for proposals from private and public entities seeking to purchase gaming equipment.

For casino enterprise system sales, we offer our customers the option of signing separate hardware and software maintenance agreements at the time of sale. These agreements are typically for one-year terms and automatically renew unless otherwise canceled in writing by either party. After an initial warranty period, typically 90 days, the customer is invoiced monthly for hardware and software maintenance fees that provide for, among other things, repair or replacement of malfunctioning hardware and software, software version upgrades, and on-call support for software.

The sale of enterprise systems is often a long process, at times extending beyond one year. Typically, a potential systems customer will participate in a formal evaluation and selection of a system vendor. The level of sales available to us at any point in time can vary materially due to a number of factors, including the capital budgets of our customers, availability of new product modules, timing associated with regulatory approvals, and the success and features contained in the products sold by our competitors. The price paid for a full system can vary materially from customer to customer depending on a number of factors, including, but not limited to, the size of the gaming operation and the number of functions contained in the system specified.

Global Marketing

Our global marketing program is designed to support our sales team through branding, public relations, promotions, product marketing, and extensive market-research activities.

We promote brand awareness and generate demand through our own direct marketing as well as co-marketing programs with our casino customers. Our direct marketing activities include print and web-based advertising, as well as media relations, participation in industry trade shows, conferences, and events, and gaming industry and player/consumer communications. We market primarily to business audiences, and focus on building awareness and generating demand for our games and systems solutions.

We currently have 23 team members dedicated to marketing, with a focus on casino-operator research, player research, and pre and post-product launch support. Over the past several years we have significantly increased our use of focus groups to support product development. These focus groups are an important tool for acquiring feedback on not-yet-released products, or new products, before they are broadly released to the market, and enable us to make changes to the product before we invest in a widespread product release.

Discontinued Operations

The Rainbow Casino, located in Vicksburg, Mississippi, began operations in July 1994. It is one of five casinos operating in the Vicksburg, Mississippi market with the fifth casino opening in late October 2008. The facility includes a 33,000 square-foot casino, a large buffet-style restaurant, and a 20,000 square-foot conference center. The casino also includes the 89-room Rainbow Hotel, which is owned and operated by a third party. Rainbow is marketed as a "locals" casino and draws mid-level gaming customers principally from within a 75-mile radius of Vicksburg. Its promotions are focused primarily on direct mail and special promotional events.

On April 5, 2010, we entered into a definitive purchase agreement to sell the Rainbow Casino. The sale closed on June 8, 2010. Under the terms of the agreement, we received approximately $80.0 million in an all-cash transaction. During fiscal year 2010, the Company recognized a gain on the sale of Rainbow of $22.1 million (net of approximately $12.2 million in income taxes). During fiscal year 2011, the Company recognized a loss on the sale of Rainbow of approximately $0.4 million, net of income taxes, for certain post-closing adjustments.

The assets and liabilities of the Rainbow Casino were classified as held for sale as of June 30, 2009 and the results of its operations for the years ended June 30, 2011, 2010 and 2009 were classified as discontinued operations because we do not receive significant cash flows from the Rainbow Casino after the sale.

We were the general partner of Rainbow Casino Vicksburg Partnership, L.P. ("RCVP"), the limited partnership that operated Rainbow. The limited partner of RCVP was entitled to receive 10% of the net available cash flows of RCVP after debt service and other items, as defined in the limited partnership agreement, which increased to 20% of the net available cash flows based on the incremental amount of revenues in excess of $35.0 million, payable quarterly through December 31, 2010. We previously consolidated RCVP and recorded an adjustment to reflect the portion of earnings of RCVP attributable to minority shareholders.

Product Markets

We believe that the total installed base of gaming devices in North America is approximately 987,000 units, with approximately 889,000 units in the United States alone. This total includes land-based, riverboat, Native American casinos and video lottery markets. New sales opportunities for gaming devices in the United States and Canada are primarily driven by replacement of existing units, new casino openings or expansions and the legalization of gaming in new markets. The gaming industry also continues to expand in international markets. Europe, Latin America, South America, Mexico and Asia-Pacific are currently our primary international markets. We regularly evaluate expanding our business into additional international markets, including the risks attendant to such foreign operations, including those described in Item 1A, Risk Factors.

We distribute our gaming devices through direct sales efforts and through a small number of distribution arrangements. Our international business is conducted primarily from offices in Amsterdam, Netherlands for customers in Europe; Puerto Rico for customers in the Caribbean/Latin America; Buenos Aires, Argentina for customers in South America; Mexico City for customers in

Mexico; and Macau, China for customers in Asia-Pacific; and Sydney, Australia for customers in Australia and New Zealand.

The primary markets for casino enterprise systems are the United States and, to a lesser extent, Canada, South America, Europe, the Pacific Rim and the Caribbean/Latin America, though additional international markets are beginning to emerge. The market for our casino enterprise systems includes new casino openings, expansions, upgrades of existing facilities, and the competitive replacement of other systems. We also generate new system sales through the introduction of new hardware and software products. In many cases, domestic regulations require the implementation of a system as part of their operational requirements while international markets have only recently begun the full implementation of such systems. We believe, as international markets begin to mature and become more competitive, the use of systems will become more common.

Competition and Product Demand

The demand for gaming devices, content, and systems varies depending on the level of new construction and renovation of casinos as well as market conditions that might generate the need for new and replacement equipment and product innovation. For the year ended June 30, 2011, our 10 largest customers, including corporate customers with multiple casino properties, accounted for approximately 22% of gaming device sales.

The demand for casino enterprise systems is driven by regulatory requirements in each applicable jurisdiction and by gaming operators' competitive need to properly track device and player activity and to establish and compile individual device and player profitability and other demographic information. These features enable casinos to develop or enhance marketing strategies. As more and more gaming operators move to high-speed networked floors, we expect the demand for new systems technologies will increase as customers replace older systems with new network and server-based systems solutions that enable activities such as centralized management and floor-wide events and tournaments on each gaming device. Revenues for casino enterprise systems are derived from selling products to new or existing customers. For the year ended June 30, 2011, the 10 largest casino enterprise system customers, that include certain multi-site operators that have corporate agreements, accounted for approximately 44% of systems revenues, with the largest customer accounting for 10% of these revenues.

We compete with a number of domestic and international businesses in the various geographic markets where we sell our products. Our ability to compete effectively is based on a number of factors including, but not limited to, our product quality, product depth, pricing, financing terms, regulatory approvals, the successful development and protection of intellectual property, as well as the success of our distribution, sales and service levels.

International Game Technology ("IGT") is the market leader in the North American gaming device market. Some of our other competitors currently include Aristocrat Leisure Limited ("Aristocrat"), Atronic International, GTECH Holdings Corporation ("GTECH"), Konami Co. Ltd. ("Konami") and WMS Industries, Inc. ("WMS"). These competitors also compete in the international markets we serve, along with well established foreign companies such as Ainsworth Game Technology Ltd, Aruze Gaming America, Inc., Unidesa Gaming and Systems, Novomatic AG, and Recreativos Franco S.A.

The competition for casino enterprise systems is also significant. Product feature and functionality, accuracy, reliability, service level and pricing are all among the key factors in determining a provider's success in selling its system. Our principal competition in casino enterprise systems currently consists of, among others, IGT, Aristocrat, Konami and several smaller competitive providers in the international market. Competition is keen in this market due to the number of providers and the limited number of casinos and jurisdictions in which they operate.

Global Headquarters, Technology Campuses, Manufacturing and Assembly Operations

Global Headquarters

Our global headquarters is located in Las Vegas, Nevada at 6601 South Bermuda Road. Our 150,000 square foot facility is used for corporate administrative functions as well as to accommodate the design, assembly and distribution of gaming equipment and casino management systems' hardware and to meet product design demands and varying levels of volume requirements.

Las Vegas and Reno Technology Campus

We lease an additional 36,000 of office space next door to our global headquarters facility in Las Vegas to create a Technology Campus for our game development, advanced development, and project management teams. In addition, we consolidated multiple facilities in Reno, Nevada, eliminated certain locations and leased additional space for a combined total of approximately 83,000 square feet to provide a more cohesive and larger campus-style environment to accommodate the growth of our game development, system development, product management, and administrative functions in northern Nevada.

Bally Innovation Lab

Our global Innovation Lab is located in Pleasanton, California, a major suburb of San Francisco. This allows us to draw from the significant high-tech talent that resides in the Silicon Valley. In our Innovation Lab, a team of employees focus on researching and developing new gaming technologies, products, and the rapidly growing area of server-based systems gaming. The Innovation Lab capitalizes on our R&D talent across the globe and is dedicated to developing, testing, and deploying the newest technology.

Manufacturing and Assembly

Our assembly operations have common hardware components that provide greater flexibility in our assembly operations where each product family can be produced by an expanded set of assembly lines with fewer internal product differences and more streamlined testing.

We generally buy raw material inventory to build our gaming devices when we receive firm orders from our customers. To the extent possible, we also forecast the demand for our products to develop more efficient supply chains with our vendors. We create specifications and design nearly all of the major assemblies that are incorporated into our gaming devices.

We believe our primary offices and related facilities in Las Vegas, as well as process improvement initiatives implemented during the last few fiscal years, will enable us to increase production without adding significant floor space.

Patent, Copyright and Trade Secret Protection

We have been a long-standing participant in the development of intellectual property in our industry. While we do not believe that any single patent or series of patents or other intellectual property is crucial to our business, we use a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position, protect our products, and defend against litigious competitors. We have been granted over 300 patents related to games and systems, most of which are unexpired, and have approximately 600 patent applications pending in the United States as well as in many foreign countries. The expiration dates of these patents vary and are based on their filing and issuances dates. We intend to continue to actively file for patent protection, where such filings are commercially reasonable, within and outside the United States. We also seek protection for a large number of our products by registering hundreds of trademarks and copyrights in the United States and various foreign countries. Under permission or license agreements with third parties, we also sell products covered by independently filed copyrights and trademarks. Typically, these contracts require us to pay royalties to the licensing party. Royalty expenses are included in cost of gaming and systems in our consolidated financial statements included in this report.

Employees and Labor Relations

As of June 30, 2011, we and our subsidiaries employed approximately 2,827 individuals worldwide. None of our employees are covered by collective bargaining agreements. We believe we have satisfactory relationships with our employees.

Financial Information

The other financial information that is required to be included in this Item 1, Business is set forth in Item 6, Selected Financial Data with respect to our revenues, profits and losses, and assets, and in Note 16 to the consolidated financial statements, *Segment and Geographical Information* with respect to domestic and foreign revenues and assets.

Gaming Regulations and Licensing

The manufacture and distribution of gaming devices and systems are subject to extensive federal, state, local, and foreign regulation. Although the laws vary from jurisdiction to jurisdiction, the regulatory structure and the requirements of the State of Nevada, as described below, are typical of the types of statutory and regulatory schemes to which the Company is subject. Such laws, rules, and regulations generally concern the responsibility, financial stability and character of the Company and our officers, directors, major stockholders and key personnel. Many jurisdictions require gaming devices, systems and other products we manufacture to be tested and approved before being distributed. We have obtained all licenses necessary to manufacture, distribute and, where permitted, operate gaming devices in the jurisdictions in which we do business. We manufacture our products in the state of Nevada.

Nevada

Our business is subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and various local ordinances and regulations. We are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), and various county and city regulatory agencies, all of which are collectively referred to as the "Nevada Gaming Authorities."

Nevada gaming law is based on policies concerning (i) the prevention of unsavory and unsuitable persons from having any involvement with gaming; (ii) the establishment and maintenance of responsible accounting practices; (iii) the maintenance of effective control over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues through taxation and licensing fees. A change in, or non-compliance with, such laws, regulations, and procedures could have an adverse effect on our business.

Each of our subsidiaries that manufactures, distributes, or operates gaming devices in Nevada, or the entities that own such subsidiaries (collectively, the "licensed subsidiaries"), are licensed or found suitable (which is comparable to licensing) by the Nevada Gaming Authorities. The licenses require periodic renewals and payments of fees and taxes and are not transferable. We are registered with the Nevada Commission as a publicly traded corporation and have been found suitable to own the licensed subsidiaries.

Only licensed manufacturers and distributors may manufacture or distribute gaming devices and cashless wagering systems in Nevada. All gaming devices manufactured for use or play in Nevada or for distribution out of Nevada must be approved by the Nevada Commission before they are distributed or exposed for play. Before associated equipment (as defined in the Nevada Act) can be distributed in Nevada, it must be administratively approved by Nevada Board chairman.

The Nevada Gaming Authorities may require any individual who has a material relationship or involvement with us or our licensed subsidiaries, including officers, directors, and key employees, to be found suitable or licensed. The Nevada Gaming Authorities may deny an application for licensing or finding of suitability for any cause they deem reasonable.

The Nevada Gaming Authorities may require us to sever all relationships with anyone who is found unsuitable or who refuses to file appropriate applications.

We and our licensed subsidiaries are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities, and similar financing transactions must be reported to and in some cases approved by the Nevada Commission.

If the Nevada Commission determined that we had violated the Nevada Act, our licenses could be limited, conditioned, suspended, or revoked. In addition, we could be subject to substantial fines for each separate violation. Any such disciplinary action could, and revocation of any gaming license would, materially adversely affect our operations.

The Nevada Gaming Authorities may require the holder of any of our equity or debt securities to file applications, be investigated, and be found suitable by the Nevada Commission. The applicant must pay all costs of investigation.

The Nevada Act requires any person who acquires more than 5 percent of any class of our voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10 percent of any class of our voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the chairman of the Nevada Board mails written notice requiring such filing, in which case the applicant must pay all costs of investigation. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, that acquires more than 10 percent but not more than 25 percent of a class of our voting securities may apply to the Nevada Commission for a waiver of finding of suitability if the institutional investor holds the securities for investment purposes only, as defined in the Nevada Act. Any person who fails to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the chairman of the Nevada Board may be found unsuitable. The same result would occur to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or our subsidiaries, we (i) pay that person any dividend or interest; (ii) allow the exercise of any voting right; (iii) pay remuneration to that person; or (iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish the voting securities, including, if necessary, the immediate purchase of the securities for cash at fair market value.

In January 2009, the Nevada Commission granted us prior approval to make public offerings of our securities for a period of two years, subject to certain conditions ("Shelf Approval"). The Shelf Approval is not a finding, recommendation, or approval by the Nevada Commission as to the accuracy or inaccuracy of the prospectus or the investment merits of the securities offered. Any contrary representation is unlawful.

Changes in control of us through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct whereby a person or entity acquires control, may not occur without prior Nevada Commission approval. The Nevada Commission has regulations to ameliorate the potentially adverse affects of corporate acquisitions opposed by management, repurchases of voting securities, and corporate defense tactics affecting Nevada gaming licensees. Approvals are required from the Nevada Commission before a registered corporation can make exceptional repurchases of voting securities and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by our board of directors in response to a tender offer made directly to our stockholders for the purpose of acquiring control of us.

License fees and taxes are payable to the State of Nevada and to the counties and municipalities in which the licensees operate.

We are required to deposit with the Nevada Board and thereafter maintain a revolving fund to pay the expenses of investigation by the Nevada Board of our participation in certain gaming activities outside Nevada. We are also required to comply with certain reporting requirements and are subject to disciplinary action if we violate any gaming laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operations to the standards required of Nevada gaming operations, engage in activities that are harmful to Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operations who has been denied a license or finding of suitability in Nevada.

Native America

Gaming operations on Native American lands are governed by tribal and federal law and tribal-state compacts. The Federal Indian Gaming Regulatory Act of 1988 (the "Act") created a framework for the various responsibilities of the tribal, state, and federal authorities over tribal gaming operations. The Act is subject to interpretation and enforcement by the National Indian Gaming Commission, which has the authority to issue regulations and to otherwise regulate tribal gaming activities. Most tribes, in the exercise of their sovereignty, have also established tribal gaming commissions or agencies that regulate gaming operations on their tribal lands. Compacts between tribes and states also may impose conditions and requirements on tribal gaming operations. We are required to comply with all such sources of law, which may impose different requirements with respect to licensing, product approvals, and operations.

ITEM 1A. RISK FACTORS

Our business and investing in our common stock involves risk. Prospective investors should carefully consider the following risks and uncertainties and other information contained in this Annual Report on Form 10-K, including our financial statements and the notes to those statements, before making an investment decision. We have identified the following important risks and uncertainties that could cause actual results to differ materially from those projected in any forward looking statements we may make from time to time.

Our success in the gaming industry depends in large part on our ability to manage and frequently introduce innovative products on a timely basis. If we fail to keep pace with rapid innovations in new technologies or product design and deployment, our business could be adversely affected.

Our success is dependent on our ability to develop and sell new products that are attractive to casino operators and other gaming enterprises and their customers. Furthermore, if our gaming devices deployed in gaming operations do not meet or sustain revenue and profitability expectations, they may be replaced by our competitors' products or removed altogether or we may experience a reduction in fees generated from our participation arrangements. Therefore, our success depends upon our ability to continue to design, manage and frequently market and update technologically sophisticated products that meet our customers' needs regarding ease of use and adaptability, and that are unique and entertaining such that they achieve high levels of player appeal and sustainability. If our competitors develop new game content and technologically innovative products and we fail to keep pace, our business could be adversely affected. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games. There is no assurance that our investments in research and development will lead to successful new technologies or timely new products.

The demands of our customers and the preferences of the end players are continually changing. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face increased pressure to design and deploy new and successful game themes to maintain our revenue and remain competitive. The success of newly introduced technology and products, such as our Pro Series cabinets and ALPHA 2 platform and our iView Display Manager, is dependent on customer and end player acceptance as well as the reliability and performance of our products. Our customers will generally only accept a new product if we can show that it is likely to produce more revenue and net wins than our existing products and our competitors' products. While we feel we have been successful at developing new and innovative products, our ability to do so could be adversely affected by:

- a decline in the popularity of our gaming products with end players;
- a decision by our customers to reduce the number of gaming devices on their gaming floor;
- a decision by our customers or the gaming industry in general to cut back on purchases of new gaming devices or to cancel or return previous orders, content, or systems in anticipation of newer technologies;
- an inability to roll out new games, services or systems on schedule due to delays in regulatory product approval in the applicable jurisdictions; and
- an increase in the popularity of our competitors' games.

If a new product does not gain market acceptance, our business could be adversely affected. Most directly, if a product is unsuccessful we could incur losses and also be required to increase our inventory obsolescence charges. Further, our newer products are generally technologically more sophisticated than those we have produced in the past and we must continually refine our production capabilities to meet the needs of our product innovation. If we cannot adapt our manufacturing infrastructure to meet the needs of our product innovations, if we are unable to make upgrades to our production capacity in a timely manner, or if we commit significant resources to upgrades for products that are ultimately unsuccessful, our business could be adversely affected. In addition, because of the sophistication of our newer products, they are generally more expensive to produce. If the increase in the average selling price of these new products is not proportionate to the increase in production cost, in each case as compared to our prior products or, if the average cost of production does not go down over time, whether by reason of long-term customer acceptance, our ability to find greater efficiencies in the manufacturing process as we refine our production capabilities or a general decrease in the cost of the technology, our margins will suffer.

Consumer spending on leisure activities is affected by changes in the economy and consumer tastes, as well as other factors that are difficult to predict and beyond our control. Decreases in consumer spending adversely affecting the gaming industry could harm our business, and unfavorable economic conditions have impacted and could continue to negatively impact the play levels of our participation games and purchases of our sale games.

The demand for entertainment and leisure activities tends to be highly sensitive to consumers' disposable incomes, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recession, economic slowdown, sustained high levels of unemployment, and higher fuel or other transportation costs, may reduce disposable income of casino patrons or result in fewer patrons visiting casinos. As a result, we cannot ensure that demand for our products or services will remain constant. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, decreased liquidity in many financial markets, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding epidemics and the spread of contagious diseases, could lead to a further reduction in discretionary spending on leisure activities such as gambling. Any significant or prolonged decrease in consumer spending on leisure activities could greatly affect the gaming industry, causing some or all of our customers to decrease spending or ultimately declare bankruptcy, each of which would adversely affect our business. If we experience a significant unexpected decrease in demand for our products, we could incur losses and also be required to increase our inventory obsolescence charges.

Our failure to collect outstanding accounts receivable or the deterioration of the financial condition of our customers could negatively impact our business. Development financing loans could adversely impact liquidity or cause us to incur loan losses. We have, and may continue, to incur additional provision for bad debt related to credit concerns on certain receivables.

We have offered extended payment terms to certain customers, including those in foreign jurisdictions. As a result, the collection of accounts receivable has become a matter of greater significance. While we believe the increased level of credit offered to customers has allowed us to grow our business, both domestically and internationally, it has also required direct, additional focus of and involvement by management. A decline in the relative health of the gaming industry, whether as a result of a general economic downturn or otherwise, and the difficulty or inability of our customers to obtain capital to finance their ongoing operations and purchase our products and services could adversely affect our revenues and collection of our outstanding receivables. Further, and especially due to the current downturn in the economy, some of our customers may not pay accounts receivable when due, whether as a result of financial difficulties, bankruptcy or otherwise, or because of assertion of sovereign immunity, or other defenses, resulting in increased write-offs for us. In addition, extended payment term arrangements are more prevalent with our customers in foreign jurisdictions which can implicate additional variables not present in our domestic transactions, and there is greater risk that those amounts will not be collected.

We have also provided financing for expansion or construction of gaming locations and other business purposes, including amongst other things, to assist customers with upfront payments to obtain gaming licenses abroad. These financing activities subject us to increased credit risk in certain regions, which could be exacerbated by unfavorable economic conditions or other political or economic instability in those regions. In addition, the repayment of these loans by the customer are contingent upon their operating performance which may be affected by delays in regulatory approval, as well as delays in the construction and opening of the individual gaming locations. Without the operation of gaming activities our customers may not be able to repay these loans. For example, we loaned a significant amount to an undercapitalized customer in Italy with limited operations to allow it to make advance payments necessary to obtain gaming licenses. If the customer does not otherwise commence gaming activities it will not be able to repay the loan. We have in the past and may in the future incur losses on these types of investments and loans. We monitor our investments and financing activities to assess impairment on a quarterly basis. Our results of operations, liquidity, or financial position may be negatively impacted if we are unable to collect on loans or profit from our investments.

The gaming industry is intensely competitive. We face competition from a number of companies, some of whom have greater resources, and if we are unable to compete effectively or expand into new markets, our business could be negatively impacted.

Competition among gaming machine manufacturers is intense and is primarily based on the amount of profit our products generate for our customers in relation to our competitors' products. Additionally, we compete on the basis of price and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of our hardware and software products. There are a number of established, well-financed companies producing gaming devices, game content and systems that compete with our products. Some competitors may have access to greater capital resources than we do and as a result may be better positioned to compete in the marketplace.

Competition in the gaming industry is intense due to the limited number of providers, as well as the limited number of casino operators and other gaming enterprises and jurisdictions in which they operate. Price, accuracy, reliability, and product features and functions are among the factors affecting a provider's success in selling its products. Obtaining space and favorable placement on casino gaming floors is also a competitive factor in our industry. Consolidation among the casino operators and cutbacks in spending by some operators due to the downturn in the economy has increased the level of competition among providers significantly as the amount of capital spend from casino patrons has decreased.

Because of the level of competition we face, our success and profitability is dependent in part on our ability to successfully enter new markets. However, because the rate of growth of gaming in North America has diminished and machine replacement is at historically low levels, the competition has only intensified. Any protracted slowdown in the establishment of new gaming jurisdictions or delays in the opening of new or expanded casinos and continued declines in, or low levels of demand for, machine replacements could further heighten the competition we face and adversely affect the demand for our products and our future profits.

Changes in ownership of any of our customers or consolidation within the gaming industry could affect our business.

We are heavily dependent on the gaming industry. A decline in demand for our products in the gaming industry could adversely affect our business. Demand for our products is driven primarily by the replacement of existing products as well as the expansion of existing casinos and the opening of new properties in existing and new jurisdictions. Because a significant portion of our sales come from repeat customers, our business could be affected if one of our customers is sold to or merges with another entity that utilizes the products and services of one of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations, slow the replacement cycle or negatively impact pricing and purchasing decisions. Also, any fragmentation within the industry creating a number of smaller, independent operators with fewer resources could also adversely affect our business as these operators might cause a further slowdown in the replacement cycle for our products or otherwise adjust the number and frequency of orders they place with us to save money.

Unfavorable political developments, weak foreign economies and other foreign risks may hurt our financial condition and results of operations.

Our business is dependent on international markets for a portion of our revenues. As of June 30, 2011, we had approximately $111.7 million of net accounts and notes receivable (current and long-term), or approximately 40 percent of our total net accounts and notes receivable, from customers in foreign countries. We expect that receivables with respect to foreign sales will continue to account for a significant portion of our total revenues. Our business in these markets is subject to a variety of risks, including:

- recessions in foreign economies;
- expropriation, nationalization and limitation or restriction on repatriation of earnings;
- currency exchange fluctuations;
- reduced protection of intellectual property rights in some countries;
- longer receivables collection periods and greater difficulty in collecting accounts receivable;
- difficulties in managing foreign operations;
- social, political and economic instability;
- unexpected changes in regulatory requirements;
- ability to finance foreign operations;
- changes in consumer tastes and trends;
- tariffs and other trade barriers;
- additional costs of compliance with international laws;
- acts of war or terrorism; and
- U.S. government requirements for export.

We may not be able to attract and retain the management or employees necessary to remain competitive in our industry.

The competition for qualified personnel in the gaming industry is intense. Our ability to continue to develop new technologies and create innovative products depends on our ability to recruit and retain talented employees. Our future success depends on the retention and continued contributions of our key management, finance, marketing, development and staff personnel, many of whom would be difficult or impossible to replace. Our success is also tied to our ability to recruit additional key personnel in the future. We may not be able to retain our current personnel or recruit any additional key personnel required. The loss of services of any of our personnel or our inability to recruit additional necessary key personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

The gaming industry is heavily regulated, and regulatory changes may adversely impact our ability to operate or expand.

The manufacture and distribution of gaming devices, development of systems and the conduct of gaming operations are subject to extensive federal, state, local and foreign regulation by various gaming authorities. Each of our games and systems hardware and software must be approved in each jurisdiction in which it is placed. Our ability to continue to operate in certain jurisdictions or our ability to expand into new jurisdictions or our ability to launch new product offerings could be adversely affected by:

- delays in the adoption of or, changes to legislation to permit or expand gaming in new and existing jurisdictions;
- unfavorable public referendums, such as referendums to increase taxes on gaming revenues;
- unfavorable legislation affecting or directed at manufacturers or gaming operators;
- adverse changes to and new interpretations of existing gaming regulations and findings of non-compliance with applicable gaming regulations;
- delays in approvals from regulatory agencies;
- a limitation, conditioning, suspension or revocation of any of our gaming licenses or approvals of our games or system hardware or software;
- unfavorable determinations or challenges of suitability by gaming regulatory authorities with respect to our officers, directors, major stockholders or key personnel; and
- the adoption of new laws and regulations, or the repeal or amendment of existing laws and regulations, including, but not limited to, internet gaming.

The enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations.

Public opinion can also exert a significant influence over the regulation of the gaming industry. A negative shift in the public's perception of gaming could affect future legislation in individual jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize gaming, thereby limiting the number of new jurisdictions into which we could expand. Negative public perception could also lead to new restrictions on or the prohibition of gaming in jurisdictions in which we currently operate.

Although the jurisdictions in which we operate vary in their specific requirements, virtually all jurisdictions, including those into which we may expand in the future, require licenses, permits, qualification documentation, including evidence of integrity and financial stability, and other forms of approval to engage in gaming operations or the manufacture and distribution of gaming devices. Our officers, directors, major stockholders, and key personnel are also subject to significant regulatory scrutiny. If regulatory authorities determine that any person is unsuitable to work in the gaming industry, we could be required to terminate our relationship with that person. To our knowledge, we and our key personnel have obtained, or applied for, all government licenses and approvals necessary to conduct our activities in the jurisdictions that we operate. However, there can be no assurance those licenses or approvals will be renewed in the future, or that new forms of approval necessary to operate will be granted.

Compliance with environmental, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize our current supply chain, and force design changes to our products. These changes could reduce the net realizable value of our inventory, which would result in an immediate charge to our consolidated income statements. Non-compliance could negatively impact our operations and financial position as a result of fines, penalties, and the cost of mandated remediation or delays to our manufacturing.

Our intellectual property protections may be insufficient to properly safeguard our technology.

The gaming industry is constantly employing new technologies in both new and existing markets. We rely on a combination of patent and other technical security measures to protect our products, and continue to apply for patents protecting such technologies. Notwithstanding these safeguards, our competitors may still be able to obtain our technology or imitate our products. Furthermore, others may independently develop products similar or superior to ours.

We also rely on trade secrets and proprietary know-how. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure you that the obligation to maintain the confidentiality of our trade secrets or proprietary information will be honored. Despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

We may be subject to claims of intellectual property infringement or invalidity. Expenses incurred with respect to monitoring, protecting, and defending our intellectual property rights could adversely affect our business.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, reducing our ability to fund product initiatives. These expenses could have an adverse effect on our future cash flows and results of operations. We have in the past and are currently subject to litigation regarding patent infringement which, if resolved adversely to us, could have a material impact on our business. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. There can be no assurances that certain of our products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The gaming industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products and expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

Our gaming operations, particularly our wide area progressive networks and centrally determined systems, may experience losses due to technical difficulties or fraudulent activities.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware errors and fraudulent manipulation of our products. All of our games are designed with security features to prevent fraudulent activity. However, we cannot guarantee that these features will effectively stop all fraudulent or subversive activities. If our security features do not prevent these types of activities, we could adversely be affected. To the extent any of our products experience errors or fraudulent manipulation, our customers may replace our products with those of our competitors. In addition, the occurrence of errors in, or fraudulent manipulation of, our products may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities, including shutting down our gaming machines, suspension or revocation of our gaming licenses or disciplinary action. Additionally, in the event of such issues with our products, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

Our credit agreement imposes significant restrictions. Failure to comply with these restrictions could result in the acceleration of a substantial portion of our debt, which we may not be able to repay or refinance.

Our credit agreement contains covenants that restrict our ability and certain of our subsidiaries to (among other things):

- dispose of assets;
- incur additional indebtedness and issue preferred stock;
- pay dividends or make other distributions;
- enter into certain acquisitions;
- repurchase equity interests or subordinated indebtedness;
- issue or sell equity interests of our subsidiaries; and
- engage in mergers or consolidations or certain other transactions with subsidiaries and affiliates.

In addition, our credit agreement requires us to maintain compliance with certain financial ratios. Our ability to comply with such financial ratios, meet our debt service obligations, or reduce our total debt is dependent upon our future performance, which may be affected by events beyond our control. There can be no assurance that we will be able to comply with such restrictions and limitations, or that they will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that would otherwise be in our interest.

A breach of any of our covenants or our inability to comply with the required financial ratios under the credit agreement or under any replacement credit agreement could result in a default under such credit agreement. In the event of a default, the lenders could elect to declare all borrowings outstanding under such credit agreement, together with any accrued interest and other fees, to be due and payable, as well as require us to apply all available cash to repay the amounts. If we were unable to repay the indebtedness upon its acceleration, the lenders could proceed against the underlying collateral. There can be no assurance that our assets would be sufficient to repay the amount in full, that we would be able to borrow sufficient funds to refinance the indebtedness or that we would be able to obtain a waiver to cure the default.

Current borrowings, as well as potential future financings, may substantially increase our current indebtedness.

No assurance can be given that we will be able to generate the cash flows necessary to permit us to meet our fixed charges and payment obligations with respect to our debt. We could be required to incur additional indebtedness to meet these fixed charges and payment obligations. Incurring additional debt could:

- adversely affect our ability to expand our business, market our products and make investments and capital expenditures;

- adversely affect the cost and availability of funds from commercial lenders, debt financing transactions and other sources; and
- create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service our fixed charges and payment obligations, or the incurrence of additional debt, would have an adverse effect on our cash flows, results of operations and business generally.

An inability to maintain sufficient liquidity could negatively affect expected levels of operations and new product development.

Future revenue may not be sufficient to meet operating, product development and other cash flow requirements. Sufficient funds to service our debt and maintain new product development efforts, and expected levels of operations may not be available. Additional capital, if and when needed by us, may not be available on terms acceptable to us. If we cannot obtain sufficient capital on acceptable terms when needed, we may not be able to carry out our planned product development efforts and level of operations.

Our reported results can be affected adversely by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.

Our financial reporting complies with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and U.S. GAAP is subject to change over time. If new rules, or interpretations of existing rules, require us to change our financial reporting (including the proposed lease accounting changes and the adoption of international financial reporting standards ("IFRS") in the United States), our reported results of operations and financial condition could be affected substantially, including requirements to restate historical financial reporting. As an example, the adoption of IFRS could affect many of our financial ratios and covenant compliance calculations under our credit agreement. We may or may not be successful in changing the original financial ratios based on U.S. GAAP with our lenders, and if successful, we may incur additional costs in updating our credit agreement for these new ratios.

As we introduce new products and transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with U.S. GAAP. Transactions may include multiple element arrangements and/or software components and applicable accounting principles could further change the timing of revenue recognition and could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include systems and software.

Our financial results vary from quarter to quarter, which could negatively impact our business.

Various factors affect our quarterly operating results, some of which are not within our control. These factors include, among others:

- the financial strength of the gaming industry;
- consumers' willingness to spend money on leisure activities;
- the timing and introduction of new products;
- the mix of products sold;
- the timing of significant orders from and shipments to or installations by customers;
- product pricing and discounts;
- the timing of acquisitions of other companies and businesses or dispositions; and

- general economic conditions.

In certain sales of new gaming machines and the placement of participation gaming machines, we have offered free gaming machines and free conversions, while at the same time we continue to charge our customers for gaming machines and conversions upgrade kits. We cannot be sure that competitive pressure will not cause us to increase the number of free gaming machines and conversions we are expected to offer to our customers, which would decrease the revenue we expect to receive and reduce our gross profit.

Our gross margins are impacted in a given period by a number of different factors. For example, our gross margins would be adversely affected by both decreases to the average selling prices of our units or our average daily revenue from gaming operations. The introduction of new products can also impact gross margins. Increases to our costs of products sold, whether from higher material costs due to the fluctuating commodities markets, higher labor costs, increased freight charges reflecting escalating energy prices or the use of higher-priced technology in newer products, can also have a negative impact on gross margins. These and other factors are likely to cause our financial results to fluctuate from quarter to quarter. We believe that quarter-to-quarter comparisons of our results of operations may not be meaningful. In addition, such fluctuations could cause us to be unable to comply with the financial ratios in our credit agreement.

Business combinations and investments in intellectual properties or affiliates may not achieve the financial and strategic goals that were contemplated at the time of the transaction, which could materially affect our financial results.

We have invested in strategic business combinations and acquisitions of important technologies and intellectual property that we believe will expand our geographic reach, product lines, and/or customer base. Those combinations and acquisitions and any future such transactions may present difficulties in the assimilation of acquired operations, technologies and products, or may prove to be less valuable than the price we paid because of, among other things, a failure to realize anticipated benefits such as cost savings and revenue enhancements or because of the assumption of liabilities in an acquisition, including unforeseen or contingent liabilities in excess of the amounts estimated. In addition, acquisitions can divert management's attention from day-to-day operations and may include substantial transaction costs. We also may encounter difficulties applying our internal controls to an acquired business. Any of these events or circumstances may have an adverse effect on our business by requiring us to, among other things, record substantial impairment charges on goodwill and other intangible assets, resulting in a negative impact on our operating results.

Moreover, as we continue to evaluate our business and assess our long-term strategic goals, we will also evaluate past and potential investments to determine how they will fit into our organizational structure. If an event or change occurs in affiliate relationships or agreements associated with business combinations, we may be required to reassess cash flows, recoverability, useful lives, and fair value measurements, which may result in material impairment charges.

Provisions of our articles of incorporation and bylaws, Nevada law, and the regulatory burdens attendant to ownership, could discourage or prevent a potential takeover of our Company that might otherwise result in our stockholders receiving a premium over the market price for our common stock.

Our articles of incorporation permit our Board of Directors to issue special shares from time to time, with such rights and preferences as they consider appropriate. Our Board of Directors could authorize the issuance of special shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

As a Nevada corporation, we are also subject to certain provisions of the Nevada General Corporation Law that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our Board of Directors. Some of these provisions may discourage a future acquisition of Bally, including an acquisition in which the stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following sets forth information regarding our leased and owned properties. We believe our facilities are suitable for our needs and we have no future expansion plans that would make these properties inadequate. See Note 10 to the consolidated financial statements, *Leases*, for information as to our lease commitments with respect to the leased properties.

Bally Gaming Equipment and Systems

Global Headquarters and Manufacturing and Assembly Facility

We maintain our global headquarters and our primary manufacturing and assembly facilities in Las Vegas, Nevada in a facility with approximately 150,000 square feet that we own. The facility is used for corporate administrative functions as well as to accommodate the design, assembly and distribution of gaming equipment and casino management systems' hardware and to meet product design demands and varying levels of volume requirements. We also lease an additional 129,000 square feet of office and warehouse space in the general area of our main facility.

Las Vegas and Reno Technology Campus

In addition to the Las Vegas facilities described above, in fiscal year 2009 we began leasing an additional 36,000 square feet of office space next to our global headquarters to create a Las Vegas Technology Campus for our Games Development, Advanced Development and Project Management teams. We have also consolidated multiple facilities, eliminated certain locations and leased additional space in Reno, Nevada for a combined total of approximately 83,000 square feet to provide a more cohesive and larger campus-style environment to accommodate the growth of our Games Development, Systems Development, Sales, Product Management, and Administrative functions in northern Nevada.

Innovation Lab

Bally's Global Innovation Lab is located in Pleasanton, California, a major suburb of San Francisco. We lease a facility with approximately 6,250 square feet that allows the Company to draw from the significant high-tech talent that resides in the Silicon Valley.

Other Leased Facilities

India—We lease approximately 105,000 square feet of office and R&D space in Bangalore and Chennai.

Netherlands—We lease approximately 16,000 square feet of sales, service and warehouse space in Amsterdam and Diemen.

China—We lease approximately 24,000 square feet of sales, marketing and warehouse space in Macau.

South America—We lease approximately 25,000 square feet of office and warehouse space in Buenos Aires, Argentina, Lima, Peru and Montevideo, Uruguay.

In addition to the facilities described above, we maintain leased space in major gaming jurisdictions worldwide including approximately 103,000 square feet of office, sales and service, R&D and warehouse space throughout the United States, and approximately 27,000 square feet of office, sales and service, R&D and warehouse space in Europe, Asia, South Africa, Australia and Mexico. These facilities are located in the cities listed below. Each property is fully utilized unless otherwise noted with an asterisk (*).

United States	Europe, Asia, South Africa, Australia and Mexico
Scottsdale, Arizona	Nice, France
Huntington Beach, California	Chestergates, United Kingdom
Murrietta, California	Rome, Italy
San Diego, California	Singapore, Singapore
Golden, Colorado	Kyalami, Midrand, South Africa
Dover, Delaware	Sydney, Australia
Davie, Florida	Mexico City, Mexico
Kennesaw, Georgia	
Naperville, Illinois	
Tinley Park, Illinois	
Biloxi, Mississippi	
Egg Harbor Township, New Jersey	
Chester, New York	
Oklahoma City, Oklahoma	
Fife, Washington	
Kirkland, Washington*	
San Juan, Puerto Rico	

ITEM 3. LEGAL PROCEEDINGS

Bally has been named in and has brought lawsuits in the normal course of business. We do not expect the outcome of these suits to have a material effect on our financial position or results of operations. A description of certain of these matters is contained in Note 15 to the consolidated financial statements, *Commitments and Contingencies*, and is incorporated herein by reference.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BYI". The following table sets forth the high and low closing bid price of our common stock as reported by the NYSE for the periods indicated.

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended June 30, 2011		
1st Quarter	$35.37	$30.75
2nd Quarter	43.59	34.03
3rd Quarter	43.41	34.58
4th Quarter	41.01	35.75
Fiscal Year Ended June 30, 2010		
1st Quarter	$42.06	$27.79
2nd Quarter	44.61	35.45
3rd Quarter	46.56	37.64
4th Quarter	46.85	32.39

As of August 22, 2011, we had approximately 4,800 holders of record of our common stock and the closing price on the NYSE was $28.92.

Dividend Policy

We have never declared or paid cash dividends on our common stock. Our credit agreement materially limits our ability to pay dividends on our common stock, as discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 9 to the consolidated financial statements, *Long-Term Debt*. We intend to follow a policy of retaining earnings to finance the growth of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of future dividends on our common stock will be at the sole discretion of our Board of Directors and will depend on our profitability, the terms of our credit agreement and our financial condition, capital requirements, statutory and contractual restrictions, future prospects and other factors the Board of Directors deem relevant.

Share Repurchases

On April 4, 2010, the Company's Board of Directors approved a new share repurchase plan under which, subject to price and market conditions, purchases of shares of common stock can be made from time to time in the open market or in private negotiated transactions using available cash, in an aggregate amount of up to $150 million. On April 6, 2011, the Company's Board of Directors increased the share-repurchase program to an amount equal to $550 million minus the amount repurchased in the tender offer described below.

On April 8, 2011, the Company launched a modified Dutch auction tender offer to purchase up to $400 million in value of its common stock. As of May 12, 2011, the shareholders tendered 9,912,993 shares of the Company's common stock at $40.18 per share for an aggregate cost of approximately $398.3 million.

Our quarterly share repurchases under these plans, excluding treasury shares acquired in non-cash transactions related to forfeited stock awards and shares exchanged for options exercised, were as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (Per Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) That May Be Purchased Under the Plans or Programs
April 1 - April 30, 2011	—	—	—	$550,000,000
May 1 - May 31, 2011	9,912,993	$40.18	9,912,993	$151,658,558
June 1 - June 30, 2011	—	—	—	$151,658,558
Total	9,912,993	$40.18	9,912,993	

Stock Performance Graph

The following graph compares the cumulative 5-year total return to shareholders on Bally Technologies Inc.'s common stock relative to the cumulative total returns of (i) the S&P 500 index, (ii) the Russell 2000 index and (iii) a customized peer group of five companies that includes: Aristocrat, IGT, Scientific Games Corp., Shuffle Master Inc and WMS ("Peer Group"). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the company's common stock, in each index and in the peer group on June 30, 2006 and its relative performance is tracked through June 30, 2011.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Bally Technologies Inc., the S&P 500 Index,
the Russell 2000 Index and a Peer Group



$300
$250
$200
$150
$100
$50
$0
6/06
6/07
6/08
6/09
6/10
6/11
Bally Technologies Inc.
S&P 500
Russell 2000
Peer Group

***Comparison of 60 Month Cumulative Return:**

	6/06	6/07	6/08	6/09	6/10	6/11
Bally Technologies Inc.	100.00	160.41	205.22	181.66	196.66	246.99
S&P 500	100.00	120.59	104.77	77.30	88.46	115.61
Russell 2000	100.00	116.43	97.58	73.17	88.89	122.15
Peer Group	100.00	106.06	67.55	45.61	44.69	43.29

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

The following selected statement of operations data for fiscal years 2011, 2010 and 2009, and selected balance sheet data for fiscal years 2011 and 2010 has been derived from the consolidated financial statements, which appear elsewhere in this Annual Report on Form 10-K. The Selected Financial Data should be read in conjunction with:

- Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and
- Item 8, Financial Statements and Supplementary Data.

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(in 000s, except per share amounts)				
Statement of Operations Data:					
Revenues	$ 758,155	$778,191	$ 843,760	$852,392	$634,643
Operating income (loss)(1)	151,535	184,110	203,018	181,719	49,078
Income from continuing operations before income taxes	143,393	170,818	184,960	160,985	20,063
Income tax expense	(45,182)	(60,721)	(64,781)	(61,282)	(5,352)
Income from continuing operations	98,211	110,097	120,179	99,703	14,711
Income from discontinued operations(2), net of tax	—	7,181	8,057	12,120	12,420
Gain (loss) on sale of discontinued operations(2), net of tax	(403)	22,079	—	—	—
Net income(1)	97,808	139,357	128,236	111,823	27,131
Less: net income attributable to noncontrolling interests	(455)	1,880	1,927	4,616	4,803
Net income attributable to Bally Technologies, Inc.	$ 98,263	$137,477	$ 126,309	$107,207	$ 22,328
Basic earnings per share attributable to Bally Technologies, Inc.:					
Income from continuing operations	$ 1.90	$ 2.00	$ 2.19	$ 1.78	$ 0.22
Income from discontinued operations	—	0.11	0.13	0.19	0.20
Gain (loss) on sale of discontinued operations	(0.01)	0.41	—	—	—
Total	$ 1.89	$ 2.52	$ 2.32	$ 1.97	$ 0.42
Diluted earnings per share attributable to Bally Technologies, Inc.:					
Income from continuing operations	$ 1.82	$ 1.89	$ 2.10	$ 1.67	$ 0.21
Income from discontinued operations	—	0.11	0.12	0.18	0.19
Gain (loss) on sale of discontinued operations	(0.01)	0.38	—	—	—
Total	$ 1.81	$ 2.38	$ 2.22	$ 1.85	$ 0.40

	Year Ended June 30,				
	2011	2010	2009	2008	2007
	(in 000s, except per share amounts)				
Statement of Cash Flows Data:					
Continuing operations:					
Operating activities	$ 56,756	$129,125	$ 153,308	$ 56,275	$ 16,847
Investing activities	(29,220)	(32,324)	(28,966)	(23,231)	(24,741)
Financing activities	(106,466)	(83,921)	(131,250)	(19,009)	23,199
Effect of exchange rate changes on cash	669	(396)	(71)	1,159	176
Discontinued operations:					
Operating activities	(403)	(9,483)	8,868	15,645	12,182
Investing activities	—	78,757	(6,756)	(3,211)	(3,963)
Financing activities	—	(1,267)	(1,371)	(1,930)	(1,899)
Decrease in cash and cash equivalents of discontinued operations	—	8,712	2,133	15	1,308
Increase (decrease) in cash and cash equivalents	$ (78,664)	$ 89,203	$ (4,105)	$ 25,713	$ 23,109

	As of June 30,				
	2011	2010	2009	2008	2007
			(in 000s)		
Balance Sheet Data:					
Cash and cash equivalents	$ 66,425	$145,089	$ 55,886	$ 59,991	$ 34,278
Total current assets	473,677	476,409	465,607	587,584	461,708
Total current liabilities	160,616	174,553	178,050	294,398	256,938
Net working capital	313,061	301,856	287,557	293,186	204,770
Total assets	927,394	913,176	880,882	995,124	824,895
Total long term debt and capital leases, including current maturities(3)	515,403	173,793	209,087	304,504	333,854
Total stockholders' equity(3)	214,592	544,192	438,749	325,107	200,402

(1) We have recorded the following significant items affecting comparability of operating income and/or net income:

- Net income in fiscal year 2011 and 2009 was affected by debt issuance costs write-offs of $4.1 million and $0.7 million, respectively.
- Operating income and net income in fiscal year 2010 were impacted by impairment charges of $11.4 million.
- Operating income and net income were affected by inventory write-downs of $3.6 million, $2.0 million, $4.5 million, $9.2 million and $10.5 million in fiscal years 2011, 2010, 2009, 2008 and 2007, respectively.

(2) Discontinued operations consist of:

- We previously owned and operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. The sale was completed on June 8, 2010 and was an all-cash transaction for approximately $80.0 million which resulted in a gain in fiscal year 2010 of $22.1 million, net of tax. In fiscal year 2011, we reduced the gain on sale by approximately $0.4 million, net of tax, for certain post-closing adjustments.

(3) During fiscal year 2011 we purchased $477.2 million of our common stock and entered into an amended and restated credit agreement that provided for a $700 million senior secured credit facility comprised of a $300 million, five-year term loan and a $400 million, five-year revolving credit facility.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are a diversified, worldwide gaming company that innovates, designs, manufactures, operates and distributes advanced technology-based gaming devices, systems and server-based solutions. As a global gaming-systems provider, we offer technology solutions which provide gaming operators with a wide range of marketing, data management and analysis, accounting, player tracking, security and other software applications and tools to more effectively manage their operations. Our primary hardware technologies include spinning-reel and video gaming devices, specialty gaming devices and wide-area progressive systems for traditional land-based, riverboat and Native American casinos, video lottery and central determination markets and specialized system-based hardware products.

We previously owned and operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. On April 5, 2010, we entered into a definitive purchase agreement to sell the Rainbow Casino. The sale closed on June 8, 2010. As a result of the sale, our Casino Operations were classified as discontinued operations in the accompanying financial statements. See Note 3 to the consolidated financial statements, *Discontinued Operations*.

We derive our revenues from the following:

- *Gaming Equipment*—Sale of gaming devices and related equipment, parts and conversion kits;
- *Gaming Operations*—Operation of linked progressive systems, video lottery and centrally determined systems and the rental of gaming devices and content; and
- *Systems* —Sale and support of specialized systems-based software and hardware products and related recurring hardware and software maintenance revenue.

We review certain financial measures in assessing our financial condition and operating performance not only in connection with creating our forecasts and in making comparisons to financial results from prior periods, but also in making comparisons to our competitors' financial results and our internal financial plans. We focus on fluctuations in revenue, cost and gross margin and also pay close attention to changes in our consolidated operating income, net income, diluted earnings per share, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, including asset charges and share-based compensation), cash flows from operations and free cash flow (cash flows from operating activities less capital expenditures) as they are key indicators of our success. We also measure changes in selling, general and administrative ("SG&A") expenses as a percent of revenue, which indicate management's ability to control costs, as well as changes in research and development ("R&D") costs as a percent of revenue, which demonstrate our investment in technology and product development. The measures listed above are not a comprehensive list of all factors considered by us in assessing our financial condition and operating performance, and we may consider other individual measures as required by trends and discrete events arising in a specific period, but they are the key indicators.

We are currently operating in a challenging economic environment. The combination of economic uncertainty, lower demand for replacement products and reduced opportunities from new or expanded markets has negatively impacted the gaming sector and our consolidated results. The gaming sector was and continues to be negatively impacted by lower consumer spending. As a result of the challenging economic environment, we have provided select customers a greater amount of payment terms for periods up to one year, and in some cases for periods up to three years. We expect to continue to extended credit for these longer periods for the foreseeable future.

Our operating results for fiscal year 2011and fiscal year 2010 reflect the continued tough economic conditions currently facing the gaming industry, which has resulted in a slow domestic replacement cycle and a lower number of casino openings and expansions, combined with lower system revenues in fiscal year 2011 resulting from the timing of implementations and longer than expected customer decision making cycles.

Game equipment revenues were $246.6 million, $273.7 million and $357.0 million for the years ended June 30, 2011, 2010 and 2009, respectively. The decrease in revenue reflects the lower number of new casino openings and expansions in fiscal year 2011 combined with a slow domestic replacement cycle. During the years ended June 30, 2011, 2010 and 2009, we sold 9,552, 10,813 and 16,848 new gaming devices in the United States and Canada, respectively, of which 8,455, 8,911 and 13,032, were replacement units, respectively. In calendar year 2010, we released our new Pro Series cabinets with ALPHA 2 technology which are state of the art for the industry with regards to ergonomics, processing power, display technology, input device, operating system, sound and serviceability. This new platform allows us to develop new, more compelling games and also facilitates our game download solution for customers. The majority of our Pro Series cabinets feature our latest innovation, iDeck, an LCD (liquid crystal display) touch screen that replaces the traditional button panel and OLED's (Organic light-emitting diodes). iDeck is the first of its kind multi-touch fully programmable and downloadable button panel which offers opportunity to add more interaction to the game-play experience with mystery bonus events, virtual shooting galleries and skill-based bonus games.

Systems revenues were $193.0 million, $217.5 million and $211.8 million for the years ended June 30, 2011, 2010 and 2009, respectively. Systems revenues were negatively impacted by the timing of certain customer decisions regarding system purchases and upgrades which impacted implementation timelines during fiscal year 2011. Maintenance revenue increased 12% in the year ended June 30, 2011, when compared to the same period last year, as a result of an increased install base of customers utilizing our systems. Even though systems sales were negatively impacted by customers delaying purchases due to the prolonged, challenging economic environment, the new SDS Version 11, which runs on both Unix and Windows using the same code base, our iVIEW DM and our Elite Bonusing Suite are generating positive interest. We recently announced an enterprise-wide agreement with one of the world's largest casino entertainment companies to implement iView DM player-user-interfaces across their casino operations. Despite the challenging economic conditions, we have continued to invest in the basics of enterprise software development, delivery, customer support and services discipline, on improving core products, providing quality upgrade options for our customers, and increasing customer satisfaction levels through better service and support which are all serving us well in these difficult economic times.

Despite the prolonged, challenging economic conditions and the absence of revenue from the charitable bingo market in Alabama, (see Note 4 to the consolidated financial statements, *Impairment Charges)*, gaming operations revenues continued to increase at $318.6 million, $287.0 million and $275.0 million during the years ended June 30, 2011, 2010 and 2009, respectively. Revenues were stronger year over year due primarily to the continued performance of existing and new premium game titles which increased rental and participation revenue, and increases in our centrally determined business. We experienced significant growth in the installed base of our rental and daily-fee games which increased by approximately 1,121 units over June 30, 2010. Fiscal year 2011 results benefitted from our growing product offerings and innovations, such as U-Spin, our first in a series of play mechanics utilizing gesture control, and the continued success of our Cash Spin game, Digital Tower Series platforms and Hot Shot family of games. We also introduced the first dual wheel game with Vegas Hits in addition to the release of Cash Wizard, our first Alpha 2 premium game with a spinning wheel bonus. In the fourth quarter of fiscal year 2011, we released our first Hammer Head products to our wide-area progressive game lineup and also introduced a follow-up to Cash Spin called Hot Spin, where the player can choose the symbol and thereby the frequency of the bonus wheel feature. Additionally, we introduced Betty Boop Love Meter, a wide-area progressive game. We continue to focus our development efforts on the introduction of new and innovative games and cabinets both for our spinning-reel and video platforms.

International revenues were $138.9 million, $157.0 million and $141.9 million for the years ended June 30, 2011, 2010 and 2009, respectively. International revenues decreased in fiscal year 2011, when compared to the same period last year, due primarily to a decrease in sales in Mexico, and Asia, which was slightly offset by increases in sales in South America during the same period. We continue to focus on international expansion opportunities and began selling our games in Australia in the fourth quarter of fiscal year 2011. In addition, we are testing with the Italian regulatory authorities and expect we will be approved to place gaming machines in the market in the first half of fiscal year 2012.

There are several new and potential gaming market developments that we believe will benefit us in the long term. In North America, we are focused on approved new jurisdictional opportunities and expansions in Canada, Illinois, Ohio, New York, Kansas, Maryland, New Jersey, Louisiana, Mississippi and California, and the potential for new market opportunities in Massachusetts, Minnesota, Michigan, Maine and Texas. The breadth and timing of such opportunities remain uncertain due to the legislative process in these jurisdictions, as well as the difficult credit environment facing certain of our customers and the risk of the gaming industry impact of continued economic uncertainty. We are also engaged in expanding our position in South Africa, Australia, New Zealand, and Mexico, as it continues to move towards Class III gaming, and, in the future, we also expect to generate revenue from the new Italian VLT market and from potential new markets in Eastern Europe, Africa, Greece, Taiwan, Korea, and Brazil. Further, as we continue to grow and gain market share in Asia, opportunities are anticipated to arise in that region which would enable us to further expand internationally.

Net cash provided by operating activities from continuing operations was $56.8 million, $129.1 million and $153.3 million for the years ended June 30, 2011, 2010 and 2009, respectively. Cash flows provided by operating activities from continuing operations in the current period were negatively impacted by our investment in inventories to significantly expand our installed base of leased gaming equipment and to build games for the new market opportunity in Italy and, to a lesser extent, a reduction in income from continuing operations. In addition, during fiscal year 2010, we recorded impairment charges of $11.4 million related to our exit from the charitable bingo gaming market in Alabama.

On April 8, 2011, we launched a modified Dutch auction tender offer to purchase up to $400 million of our common stock. On May 12, 2011, we purchased 9.9 million shares of our common stock under the tender offer at $40.18 per share for $398.3 million. On April 15, 2011, we entered into an amended and restated credit agreement that provided for a $700 million senior secured credit facility comprised of a $300 million, five-year term loan and a $400 million, five-year revolving credit facility. We utilized proceeds from the amendment and restatements of the credit facility to fund the shares repurchased under the tender offer. During fiscal year 2011, in addition to the 9.9 million shares purchased under the tender offer, we purchased 2.0 million shares of our common stock for approximately $75.7 million.

Management continuously monitors and reviews its SG&A expenses in comparison to revenues. SG&A expenses from continuing operations increased to $225.0 million from $203.2 million during the years ended June 30, 2011 and 2010, respectively. SG&A expenses from continuing operations increased as a percentage of revenue to 30% during the year ended June 30, 2011, compared to 26% and 25% during the years ended June 30, 2010 and 2009, respectively. The increase in SG&A expenses as a percentage of revenue during the year ended June 30, 2011 was due primarily to the decrease in revenue during the current period coupled with increases in payroll and related expenses, legal fees, travel and entertainment and bad debt expense, which were offset by decreases in outside services and temporary labor during the same periods. The increase in SG&A expenditures for legal fees and travel and entertainment reflect our investment in potential new markets.

Results of Operations

The summary financial results and operating statistics are as follows:

	Year Ended June 30,					
	2011	% Rev	2010	% Rev	2009	% Rev
			(dollars in millions)			
Revenues						
Gaming Equipment	$246.6	33%	$273.7	35%	$357.0	42%
Gaming Operations	318.6	42%	287.0	37%	275.0	33%
Systems	193.0	25%	217.5	28%	211.8	25%
Total revenues	$758.2	100%	$778.2	100%	$843.8	100%
Gross Margin						
Gaming Equipment(1)	$112.1	45%	$138.0	50%	$166.8	47%
Gaming Operations	229.8	72%	203.9	71%	194.9	71%
Systems(1)	142.6	74%	156.5	72%	150.2	71%
Total gross margin	$484.5	64%	$498.4	64%	$511.9	61%
Selling, general and administrative	225.0	30%	203.2	26%	212.7	25%
Research and development costs	88.1	12%	80.3	10%	77.3	9%
Impairment charges	—	—	11.4	1%	—	—
Depreciation and amortization	19.9	3%	19.4	3%	18.9	2%
Operating income	$151.5	20%	$184.1	24%	$203.0	24%
Income from continuing operations	$ 98.2	13%	$110.1	14%	$120.2	14%

(1) Gross Margin from Gaming Equipment and Systems excludes amortization related to certain intangibles, including core technology and license rights, which are included in depreciation and amortization.

	Year Ended June 30,		
	2011	2010	2009
Operating Statistics:			
New gaming devices	13,537	17,334	22,108
New unit Average Selling Price ("ASP")	$ 15,832	$ 14,398	$ 14,259
End of period installed base:			
Gaming monitoring units installed base	407,000	386,000	362,000
Linked progressive systems	1,059	1,030	1,010
Rental and daily-fee games	14, 315	13,194	11,592
Video lottery systems	8,350	7,739	8,152
Centrally determined systems	50,754	50,029	48,924

Fiscal Year 2011 vs. Fiscal Year 2010

Total revenues decreased $20.0 million, or 3%, in fiscal year 2011, when compared to fiscal year 2010, as a result of the following:

Gaming Equipment Revenue. Gaming Equipment revenue decreased by $27.1 million, or 10%, to approximately $246.6 million primarily as a result of a 22% decrease in new gaming device sales to 13,537 units in fiscal year 2011. New gaming device sales decreased due to a challenging economy, lower international sales and a continued sluggish North America replacement market and fewer new casino openings and expansions during this period as compared to the same period last year. ASP of new gaming devices increased by 10% to $15,832 in fiscal year 2011 compared to $14,398 in the same period last year. The increase in ASP was primarily as a result of the mix of products sold including sales of the new Pro Series cabinets with Alpha 2 technology in the current fiscal year which made up approximately 47% of shipments.

Gaming Equipment Gross Margin. Gaming Equipment gross margin decreased to 45% in fiscal year 2011 from 50%, in the same period last year, due primarily to the write-down of older technology platforms, an increase in royalty-based fees associated with third-party themes due to an increase in the number of related unit and game conversion kit sales, and the increased cost of our new Pro Series cabinets during the current period.

Gaming Operations Revenue. Gaming Operations revenue increased $31.6 million, or 11%, to approximately $318.6 million in fiscal year 2011, when compared to the same period last year, primarily as a result of an increase in participation and rental revenue and the placements of higher yield premium products, including Cash Spin and Vegas Hits, the performance of our lottery systems installed base, as well as the continued success of our Digital Tower Series and Hot Shot family of games. The improvement in participation and rental revenue was primarily due to increases in our end of period installed base of games, that included an 8% increase in the installed games base of rental and daily fee games from 13,194 games as of June 30, 2010 to 14,315 games as of June 30, 2011.

Gaming Operations Gross Margin. Gross margin increased to 72% in fiscal year 2011 from 71% in fiscal year 2010. The improvement in gross margin was primarily due to increases in participation revenue which had little associated variable costs.

Systems Revenue. Systems revenue decreased $24.5 million, or 11%, to approximately $193.0 million in fiscal year 2011, when compared to the same period last year, due primarily to the timing of certain customer decisions regarding system purchases and upgrades which impacted the closing of deals and implementation timelines. Maintenance revenue increased 12% in fiscal year 2011, when compared to the same period last year, as a result of the increased installed base of customers on our systems. During fiscal year 2011, increases in maintenance revenue were offset by a 30% decrease in software and services revenue and a 10% decrease in hardware revenue, when compared to the same period last year.

Systems Gross Margin. Systems gross margin increased to 74% in fiscal year 2011 from 72%, in the same period last year, primarily as a result of a change in the mix of products sold in the comparative periods coupled with an increase in maintenance revenue which involves minimal variable costs during the same period. Specifically, Systems revenues for fiscal year 2011 were comprised of 39% hardware, 34% maintenance and 27% software and service revenue, as compared to 38% hardware, 27% maintenance and 35% software and services revenue in the same period last year.

Selling, General and Administrative Expenses. SG&A expenses increased $21.8 million, or 11%, in fiscal year 2011, when compared to the same period last year, due primarily to increases in payroll and related expenses, legal fees, travel and entertainment expense and bad debt expense. Payroll and related expenses increased due primarily to an 8% increase in headcount in the comparative periods as a result of our expansion into international markets. Legal fees increased due primarily to costs associated with recent litigation and fees related to our entrance into new international markets. The increase in travel and entertainment expense was due primarily for travel associated with new business and the addition of new international locations. Bad debt expense increased due primarily to increases in accounts receivable during the comparable periods and the increased exposure to international markets. Bad debt as a percentage of revenue continues to remain at approximately 1%.

Research and Development Costs. R&D costs increased $7.8 million, or 10%, in fiscal year 2011, when compared to the same period last year, due primarily to an increase in employees and an increase in hardware development costs. The increased costs are attributable to our continued focus on our technology assets due to the increased focus on content development on the ALPHA 2 platform and the new Pro Series cabinets as well as development of iVIEW DM.

Impairment Charges. Impairment charges of $11.4 million were recorded during fiscal year 2010 due to the circumstances in Alabama where the legality of charitable bingo gaming was under challenge by the state's governor and there were several lawsuits pending before the State's Supreme Court that negatively affected charitable gaming in the state. See Note 4 to the consolidated financial statements, *Impairment Charges*.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.5 million, or 3%, in fiscal year 2011, when compared to same period last year, primarily as a result of additions of leased gaming equipment year over year.

Fiscal Year 2010 vs. Fiscal Year 2009

Total revenues decreased $65.6 million, or 8%, in fiscal year 2010, when compared to fiscal year 2009, as a result of the following:

Gaming Equipment Revenue. Gaming Equipment revenue decreased by $83.3 million, or 23%, to approximately $273.7 million primarily as a result of a 22% decrease in new gaming device sales to 17,334 units in fiscal year 2010. New gaming device sales decreased due to a sluggish North America replacement market and fewer new casino openings and expansions during this period as compared to the same period in the prior fiscal year. Further, during fiscal year 2010, trade-in allowances and customer discounts increased $8.2 million and parts revenues decreased $7.8 million, when compared to the same period in fiscal year 2009. ASP increased slightly by 1% to $14,398 in fiscal year 2010 compared to $14,259 in the same period in fiscal year 2009. The increase in ASP was primarily as a result of the mix of newer and higher priced platforms sold during the fiscal year 2010, when compared to the same period in the prior fiscal year. Used games revenue increased $3.9 million during fiscal year 2010 due primarily to the greater number of older, used premium platforms sold at a higher ASP, when compared to the same period in fiscal year 2009.

Gaming Equipment Gross Margin. Gaming Equipment gross margin increased to 50% in fiscal year 2010 from 47%, in the same period in the prior fiscal year, primarily as a result of product mix and improved purchasing and manufacturing efficiencies. In addition, royalty expense decreased $7.9 million in fiscal year 2010 when compared to the same period in fiscal year 2009, due to a reduction in fees associated with unit sales and game conversion kits with third party titles. There was also a $1.8 million decrease in inventory write-downs during the same period as a result of improved material planning efforts and a concentrated effort to convert or rework slower moving inventory, when compared to the same period in the prior fiscal year.

Gaming Operations Revenue. Gaming Operations revenue increased $12.0 million, or 4%, to approximately $287.0 million in fiscal year 2010, when compared to the same period in fiscal year 2009, primarily as a result of an increase in participation, rental and license revenue. The improvement in participation revenue was primarily due to higher lottery revenue due to an increase in rates and net win per unit during the period, as well as an increase in premium revenue units. The improvement in rental revenue was due the 14% increase in the installed games base from 11,592 games as of June 30, 2009 to 13,194 games as of June 30, 2010.

Gaming Operations Gross Margin. Gross margin was consistent at 71% in both fiscal years 2010 and 2009.

Systems Revenue. Systems revenue increased $5.7 million, or 3%, to approximately $217.5 million in fiscal year 2010, when compared to the same period in fiscal year 2009, primarily as a result of an increase in maintenance revenue during the period. Maintenance revenue increased 14% in fiscal year 2010, when compared to the same period in the prior fiscal year, as a result of the increased installed base of customers on our systems. In addition, during fiscal year 2010, there was a 12% increase in software and services revenue, which was offset by a decrease of 10% in hardware revenue, when compared to the same period in fiscal year 2009.

Systems Gross Margin. Systems gross margin increased to 72% in fiscal year 2010 from 71%, in the same period in fiscal year 2009, primarily as a result of a change in the mix of products sold in the comparative periods and a reduction in hardware revenue year over year.

Selling, General and Administrative Expenses. SG&A expenses decreased $9.5 million, or 4%, in fiscal year 2010, when compared to the same period in fiscal year 2009, due primarily to decreases in accounting, legal and consulting fees and partially offset by increases in advertising and promotional expenditures and bad debt expense during the same period. Advertising and promotional expenditures increased due primarily to Systems promotional events during the fiscal year. Bad debt expense increased due primarily to increase in accounts receivable and the write-off of certain notes receivable during the same period. Bad debt as a percentage of revenue was under 1%. Accounting fees and legal fees decreased due to a reduction in services provided during the same period as a result of improved internal controls and fewer litigation related expenses. The decrease in consulting expense was due to a company-wide initiative to reduce external consulting and convert individuals to full time positions only where necessary. SG&A expenses in fiscal year 2009 benefited from a $3.0 million insurance reimbursement from claims for the 2005 U.S. Gulf Coast hurricanes which destroyed or temporarily shut down our gaming operations in the region when our rental and daily fee games were destroyed in third party locations.

Research and Development Costs. R&D costs increased $3.0 million, or 4%, in fiscal year 2010, when compared to the same period in the prior fiscal year, due primarily to an increase in employees and an increase in the development of our ALPHA 2 operating systems and system products. The increased costs were attributable to our continued focus on our technology assets due to the competitive landscape that required a continual investment in future generations of gaming products and systems.

Impairment Charges. Impairment charges of $11.4 million were recorded during fiscal year 2010 due to the evolving circumstances in Alabama where the legality of charitable bingo gaming was under challenge by the state's governor and there were also several lawsuits pending before the State's Supreme Court which could have negatively affected charitable gaming in the state. See Note 4 to the consolidated financial statements, *Impairment Charges*.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.5 million, or 3%, in fiscal year 2010, when compared to same period in the prior fiscal year, primarily as a result of additions of property and equipment year over year.

Other Income (Expense), Income Tax Expense and Net Loss (Income) Attributable to Noncontrolling Interests

Other income (expense) and income tax expense from continuing operations and net loss (income) attributable to noncontrolling interests was as follows:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Other income (expense)			
Interest income	$ 5.0	$ 3.3	$ 3.4
Interest expense	(12.0)	(12.6)	(19.1)
Loss on extinguishment of debt	(4.1)	—	(0.8)
Other, net	3.0	(4.0)	(1.5)
Total other expense	(8.1)	(13.3)	(18.0)
Income tax expense	(45.2)	(60.7)	(64.8)
Net income (loss) attributable to noncontrolling interests	(0.5)	1.9	1.9

Fiscal Year 2011 vs. Fiscal Year 2010

Other Income (Expense). Other expense decreased $5.2 million, or 39%, in fiscal year 2011, when compared to the same period last year, due primarily to an increase in gains on foreign currency translations of $6.8 million as a result of the weakening of the U.S. dollar during the same period. Interest expense decreased $0.6 million in fiscal year 2011, when compared to the same period last year, while interest income increased $1.7 million during the same period.

As a result of amending and restating the credit facility, we incurred a loss on extinguishment of debt of $4.1 million for the write-off of certain debt issue costs. The interest rate on the term loan was 3.82% at June 30, 2011. In December 2008, we entered into a floating-to-fixed interest rate swap to fix the interest rate at 1.89% until September 2012. Effective June 2011, we entered into a second floating-to-fixed interest rate swap to fix the interest rate at 2.09% until the term loan's maturity in May 2016.

Income Tax Expense. Income tax expense decreased $15.5 million during fiscal year 2011, when compared to the same period last year, due primarily to a reduction in net income, certain changes in our uncertain tax positions primarily resulting from settlement of the Internal Revenue Service ("IRS") examination of our 2003 to 2005 income tax returns, the reinstatement of the R&D tax credit and deferred tax expense on the repatriation of earnings from our India subsidiary. See Note 14 to the consolidated financial statements, *Income Taxes*. The effective income tax rate for continuing operations for fiscal year 2011 and 2010 was 31.5% and 35.5%, respectively.

Net loss (income) attributable to noncontrolling interests. Net income attributable to noncontrolling interests decreased $2.4 million in fiscal year 2011, when compared to the same period last year. In fiscal year 2010, net income attributable to noncontrolling interests was due to earnings from unconsolidated subsidiaries, including the Rainbow Casino. See Note 3 to the consolidated financial statements, *Discontinued Operations.*

Fiscal Year 2010 vs. Fiscal Year 2009

Other Income (Expense). Other expense decreased $4.7 million, or 26%, in fiscal year 2010, when compared to the same period in the prior fiscal year, due primarily to a decrease in interest expense during the same period. Interest expense decreased $6.5 million due primarily to a reduction in the principal balance on the term loan over the year. The interest rate on the term loan was 4.14% at

June 30, 2010. Other expense decreases were offset by increases in losses incurred on foreign currency translations as a result of the strengthening U.S. dollar.

Income Tax Expense. The effective income tax rate for continuing operations for fiscal years 2010 and 2009 was 35.5% and 35.0%, respectively. The effective income tax rate for fiscal year 2010 only reflected a half year benefit from the R&D tax credit while the effective income tax rate for fiscal year 2009 reflected the retroactive reinstatement of the R&D tax credit of approximately $3.1 million. The IRS commenced examination of our United States federal income tax returns for 2003 through 2005 in the fourth quarter of 2006. In January 2009, the IRS completed its field examination of the open tax years and issued a Revenue Agent's Report and we paid $3.4 million in tax and $1.2 million in interest to the IRS to settle certain agreed adjustments. We subsequently appealed certain unagreed issues to the IRS Appeals Division. On June 30, 2010 we agreed to settle all remaining issues with the IRS and we received a refund of $1.7 million in tax and $0.6 million in interest in December 2010.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests was consistent in both fiscal years 2010 and 2009.

Discontinued Operations

On April 5, 2010, we entered into a definitive purchase agreement to sell the Rainbow Casino. Under the terms of the agreement, we received approximately $80.0 million in an all-cash transaction. The sale closed on June 8, 2010. We recognized a gain on the sale of Rainbow of approximately $22.1 million (net of approximately $12.2 million in income taxes) in the fourth quarter of fiscal year 2010. Per the terms of the sale agreement, we incurred certain post-closing adjustments during fiscal year 2011 which reduced our gain on the sale by approximately $0.4 million (net of approximately $0.2 million income taxes).

The results of operations for fiscal years 2011, 2010 and 2009 were classified as discontinued operations because we did not continue to receive significant cash flows from the Rainbow Casino after the sale. Rainbow's revenues, reported in discontinued operations for fiscal years 2010 and 2009 were $34.3 million and $39.6 million, respectively. We recorded income from discontinued operations, net of income taxes, for fiscal years 2010 and 2009 of $7.2 million and $8.1 million, respectively. See Note 3 to the consolidated financial statements, *Discontinued Operations.*

Financial Condition and Liquidity

Working Capital

	June 30, 2011	June 30, 2010	Increase (decrease) Amount	%
		(in 000s)		
Cash and cash equivalents	$ 66,425	$145,089	$ (78,664)	(54)%
Total long-term debt, including current maturities	$515,403	$173,793	341,610	197%
Total current assets	$473,677	$476,409	$ (2,732)	(1)%
Total current liabilities	160,616	174,553	(13,937)	(8)%
Net working capital	$313,061	$301,856	$ 11,205	4%

As of June 30, 2011 and 2010, we had $66.4 million and $145.1 million, respectively, in consolidated cash and cash equivalents from continuing operations.

Pursuant to various state gaming regulations, certain cash accounts are maintained to ensure availability of funds to pay wide-area progressive jackpot awards in installments, rather than in one lump-sum. At

June 30, 2011 and 2010, these accounts had an aggregate value of approximately $8.4 million and $8.3 million, respectively, which are classified as restricted cash in our consolidated balance sheets. In addition, we purchase U.S. Treasury Strip Securities for the benefit of jackpot winners who elect to receive winnings in annual or weekly installment payments. These securities are included in restricted long-term investments in the accompanying consolidated balance sheets, and totaled $12.5 million and $13.1 million as of June 30, 2011 and 2010, respectively.

On June 30, 2011, the amount of cash and investments held by foreign subsidiaries was $18.2 million. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds.

Our net working capital increased $11.2 million in the fiscal year months ended June 30, 2011, when compared to the same period last year, and was primarily affected by the $78.7 million decrease in cash and cash equivalents during the same period and by net working capital increases for the following components:

- An increase of $27.9 million in current accounts and notes receivable due primarily to certain new systems contracts and international sales during the period;
- An increase of $25.8 million in inventories due primarily to the purchase of raw materials which increased in part due to acquisition of raw materials related to the new Pro Series cabinets and the build-up of inventory in our European location in preparation for the roll-out of products in Italy; and
- A decrease of $27.4 million in current maturities of long-term debt due primarily to the new amended and restated credit facility and a reduction in quarterly principal payments from $11.25 million to $3.75 million for the next twelve-month period.

Current and long-term accounts and notes receivable increased $27.9 million and $16.5 million, respectively, during the fiscal year ended June 30, 2011, when compared to the same period last year. Long-term accounts and notes receivable increased due primarily to an increase in loans to finance gaming opportunities to a customer in Italy during the current period. In addition, our DSO's increased to 116 days from 99 days at June 30, 2010 due primarily to an increase in certain new systems contracts and international sales over the last twelve months coupled with a decrease in revenue during the same period.

On May 12, 2011, we concluded a modified Dutch auction tender offer to purchase up to $400 million of our common stock, purchasing 9.9 million shares at $40.18 per share for $398.3 million. During fiscal year 2011 we purchased a total of 12.0 million shares of our common stock for approximately $477.2 million.

On April 15, 2011, we entered into an amended and restated credit agreement, that provides for a $700 million senior secured credit facility comprised of a $300 million, five-year term loan and a $400 million, five-year revolving credit facility, including a $50 million sublimit for the issuance of standby letters of credit, a $10 million sublimit for swingline loans and a $150 million sublimit for multicurrency borrowings approved under the credit facility.

The interest rate on the credit facility is subject to a leverage-based pricing grid. If the leverage ratio, as defined under the credit facility, is greater than 2.5, the interest rate will be LIBOR plus a margin of 2.00%; if the leverage ratio is between 2.0 and 2.5, the interest rate will be LIBOR plus a margin of 1.75%; if the leverage ratio is between 1.5 and 2.0, the interest rate will be LIBOR plus a margin of 1.50%; if the leverage ratio is between 1.0 and 1.5, the interest rate will be LIBOR plus a margin of 1.25%; and if the leverage ratio is below 1.0, the interest rate will be LIBOR plus a margin of 1.00%. As of June 30, 2011 and 2010, our leverage ratio was below 2.5 and 1.0, respectively.

Effective December 2008, we entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million and a maturity date of September 26, 2012 to fix floating LIBOR based debt to fixed rate debt at an interest rate of 1.89%. Effective June 2011, we entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the new term loan to fixed rate debt at an interest rate of 2.09%. At June 30, 2011, the combined swap agreements had a notional value of$296.3 million.

Under the credit facility, the term loan requires quarterly principal reductions in an amount equal to 1.25% of the effective date term loan amount, or $3,750,000, through March 2013; an amount equal to 1.875% of the effective date term loan amount, or $5,625,000, through March 2014; an amount equal to 2.50% of the effective date term loan amount, or $7,500,000, from June 2014 until the term loan's maturity in May 2016 upon when the remaining outstanding principal balance of $187,500,000 is due.

The credit facility is collateralized by substantially all of our domestic property and is guaranteed by each of our domestic subsidiaries, excluding any noncontrolling interests, and is secured by a pledge agreement.

The fair value of long-term debt is estimated by discounting expected cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2011 and 2010, the fair value of long-term debt approximated the carrying value.

The credit facility contains a number of covenants that, among other things, restrict our ability and certain of our subsidiaries to dispose of assets, incur additional indebtedness or issue preferred stock, pay dividends or make other distributions, enter into certain acquisitions, repurchase equity interests or subordinated indebtedness, issue or sell equity interests of our subsidiaries, engage in mergers or acquisitions or certain transactions with subsidiaries and affiliates, and that otherwise restrict corporate activities.

The financial covenants under the credit facility consist of a leverage ratio and an interest coverage ratio. The leverage ratio is computed as total debt outstanding at the end of the quarter divided by the trailing twelve months Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding certain cash and non-cash charges. The interest coverage ratio is computed as EBITDA for the trailing twelve months divided by the trailing twelve months of interest charges.

A breach of any of the covenants or the inability to comply with the required financial ratios could result in a default under the credit facility. In the event of any such default, the lenders could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable. If we were unable to repay the indebtedness upon its acceleration, the lenders could proceed against the underlying collateral. We were in compliance with all of the credit facility covenants as of June 30, 2011.

As of June 30, 2011, there was approximately $181.0 million of undrawn availability under the revolving credit facility. Availability under the revolving credit facility is reduced to the extent of outstanding letters of credit.

Management believes that cash flows from current operating activities will provide us with sufficient capital resources and liquidity to operate our business for at least the next 12 months.

At June 30, 2011, we had no material commitments for capital expenditures.

Cash Flow Summary

Our primary sources of liquidity include existing cash and cash equivalents, cash flows from all operating activities and the availability of funds under our revolving credit facility.

Cash flows from continuing operating activities are derived from Bally Gaming Equipment and Systems. Cash flows from discontinued operating activities, or Casino Operations, were derived from the operation of the Rainbow Casino. We utilize our cash to acquire materials for the manufacture of goods for resale, to pay payroll, interest, taxes and SG&A expenses and to fund R&D activities.

Cash flows provided by continuing operating activities were $56.8 million in fiscal year 2011 as compared to $129.1 million in the same period last year, a $72.3 million decrease. Cash flows from operating activities of continuing operations for fiscal year 2011 were negatively impacted by our investment in inventories to significantly expand our installed base of leased gaming equipment and to build games for the new market opportunity in Italy, and to a lesser extent, a reduction in income from continuing operations. Cash flows used by discontinued operations were $0.4 million in fiscal year 2011, when compared to $9.5 million in fiscal year 2010.

Cash utilized for investing activities from continuing operations is primarily for capital expenditures related to furniture, fixtures, office and gaming equipment and improvements in leaseholds, financing arrangements with customers and investments in technology and other long-term assets. During fiscal years 2011 and 2010, we provided $9.9 million and $15.8 million, respectively, in loans to finance gaming opportunities for certain customers, and made capital expenditures of $13.2 million and $11.6 million, respectively, during the same period. Cash provided by investing activities from discontinued operations was $78.8 million during fiscal year 2010 and was primarily for proceeds from the sale of Rainbow of approximately $80.0 million offset by additions to property, plant and equipment during the same period.

Cash utilized for financing activities from continuing operations is primarily for the payment of principal on our debt and the purchase of shares of our common stock. During fiscal year 2011 we purchased 12.0 million shares of our common stock for approximately $477.2 million. With proceeds of $300 million from the term loan and $229 million in borrowings under our revolving credit facility, each after the amendment and restatement of the credit facility, we purchased $398.3 million worth of shares from the tender, paid off our prior credit facility of $142.5 million and paid debt issuance costs for the amendment and restatement of the credit facility of $7.1 million. During fiscal year 2011, we also made additional payments of $66.9 million on our notes payable and our revolving credit facility. During fiscal year 2010, we made payments of $35.3 million on our notes payable and purchased 2.3 million shares of our common stock for $91.2 million under our share repurchase plan.

Cash provided by financing activities is primarily from proceeds from the exercise of stock options and purchases of stock under our Employee Stock Purchase Plan ("ESPP"), borrowings under our revolving credit facility, and excess tax benefits of stock option exercises. During fiscal year 2011, we also borrowed $21.9 million under our revolving credit facility, and employees exercised options for 1.6 million shares of common stock for $26.3 million and purchased 67,730 shares of common stock for $2.1 million under our ESPP. During fiscal year 2010, employees exercised options for 2.1 million shares of common stock for $30.1 million and purchased 53,716 shares of common stock for $1.9 million under our ESPP.

Contractual Commitments

We are committed to make future payments pursuant to various contracts and agreements. A summary of those contractual obligations existing as of June 30, 2011, grouped according to the periods in which such payments are due, is as follows:

	Payments Due By Period				
	Less than 1 year	1-3 years	3-5 years (in 000s)	More than 5 years	Total
Debt:					
Revolving credit facility	$ —	$ —	$219,000	$ —	$219,000
Term loan facility(1)	15,000	41,250	240,000	—	296,250
Other, generally unsecured debt	153	—	—	—	153
	$15,153	$41,250	$459,000	$ —	$515,403
Estimated interest payments(2)	15,965	30,475	25,319	—	71,759
	$31,118	$71,725	$484,319	$ —	$587,162
Other commitments:					
Operating leases(3)	8,584	10,891	4,831	1,490	25,796
Purchase commitments(4)	—	—	—	—	—
Jackpot liabilities(5)	11,894	601	645	4,581	17,721
Employment agreements(6)	998	1,497	—	—	2,495
Total commitments	$52,594	$84,714	$489,795	$6,071	$633,174

(1) Our term loan requires quarterly principal reductions in an amount equal to 1.25% of the effective date term loan amount, or $3,750,000, through March 2013; an amount equal to 1.875% of the effective date term loan amount, or $5,625,000, through March 2014; an amount equal to 2.50% of the effective date term loan amount, or $7,500,000, from June 2014 until the term loan's maturity date in May 2016 upon when the remaining outstanding principal balance of $187,500,000 is due.

(2) Loans under the credit facility bear interest at a variable rate equal to either the applicable base rate or LIBOR, plus in each case an interest margin determined by our leverage ratio. If the leverage ratio, as defined under the credit facility, is greater than 2.5, the interest rate will be LIBOR plus a margin of 2.00%; if the leverage ratio is between 2.0 and 2.5, the interest rate will be LIBOR plus a margin of 1.75%; if the leverage ratio is between 1.5 and 2.0, the interest rate will be LIBOR plus a margin of 1.50%; if the leverage ratio is between 1.0 and 1.5, the interest rate will be LIBOR plus a margin of 1.25%; and if the leverage ratio is below 1.0, the interest rate will be LIBOR plus a margin of 1.00%. As of June 30, 2011, our leverage ratio was below 2.5.

Effective December 2008, we entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million and a maturity date of September 26, 2012 to fix floating LIBOR based debt to fixed rate debt at an interest rate of 1.89%. Effective June 2011, we entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the new term loan to fixed rate debt at an interest rate of 2.09%. At June 30, 2011, the combined swap agreements had a notional value of $296.3 million.

We computed estimated future interest payments for our term loan and revolving credit facilities using interest rates as of June 30, 2011 of approximately 3.82% and 2.29%, respectively. The term loan facility interest rate includes both floating-to-fixed rate swap agreements for their respective remaining terms assuming our leverage ratio will continue to be below 2.5.

(3) Consists of operating leases for our facilities, autos and office equipment, less sublease income, that expire at various times through fiscal year 2019.

(4) Consisted of a commitment to purchase components related to the production of gaming devices which was fulfilled in April 2011 of which approximately $17.2 million and $468,000 of components were purchased in fiscal years 2011 and 2010, respectively.

(5) Represents amounts payable to future jackpot winners on our wide-area progressive systems.

(6) We have employment agreements with most of our employees with positions of Vice President or above. These agreements generally provide for an initial rate of pay and other general employment terms. Some include post-employment non-compete provisions and the terms of the severance benefits generally range from three to twelve months salary continuation with similar non-compete periods. Almost all such agreements contain language that the employee is still an "at will" employee, and as such can be terminated at anytime subject to the individual termination provisions. The only multi-year employment arrangement is with Richard Haddrill, our CEO.

As of June 30, 2011, we had a liability for unrecognized tax benefits of $9.3 million, including accrued interest and penalties. It is difficult to estimate the period of cash settlement for the liability for unrecognized tax benefits; however we believe it is reasonably possible that the amount of unrecognized tax benefits may decrease in fiscal year 2012 by up to $0.3 million. See Note 14 to the consolidated financial statements, *Income Taxes*, for a further discussion on our income tax positions.

Off Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk, such as performance bonds and other guarantees not reflected in our balance sheet that arise in the normal course of business. However, such off balance sheet arrangements are not reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or resources.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Our accounting policies are more fully described in Note 1 to the consolidated financial statements, *Description of Business and Summary of Significant Accounting Principles*. Some of our accounting policies require us to make difficult, complex and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.

We considered the following critical accounting policies to be the most important to understanding and evaluating our financial results and require the most subjective and complex judgments made by management. We have discussed the development, selection and disclosure of our critical accounting policies and estimates with the Audit Committee of our Board of Directors. There can be no assurance that actual results will not differ from our estimates.

Revenue recognition

Our revenue recognition policy is to record revenue when all of the following criteria have been satisfied:

- Persuasive evidence of an arrangement exists;
- The price or fee to the customer is fixed or determinable;
- Collectability is reasonably assured;
- Delivery has occurred; and
- No significant contractual obligations remain.

Revenues are reported net of incentive rebates, discounts, sales taxes, and other taxes of a similar nature. For products sold under arrangements with extended payment terms the probability of collection is evaluated based on a review of the customer's credit worthiness and a review of historic collection experience on contracts with extended payment terms. As a result of such review, we recognize revenue on extended payment term arrangements when we have determined that collectability is reasonably assured and the fees are fixed and determinable.

Games placed with customers on a trial basis are not recognized as revenue until the trial period ends, the customer accepts the games and all other relevant criteria have been met. Amounts billed to customers prior to completing the earnings process are deferred until the revenue recognition criteria are met.

Effective July 1, 2009, we adopted new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements. We elected to adopt this guidance prior to the required effective date using the prospective method. Accordingly, this guidance was applied to all new or materially modified revenue arrangements entered into since the start of our fiscal year of adoption, which was July 1, 2009.

Prior to the adoption of the new revenue recognition guidance gaming equipment and systems revenue was recognized in accordance with software revenue recognition guidance. The new guidance amended the scope of software revenue recognition to exclude all tangible products containing both software and nonsoftware components that function together to deliver the product's essential functionality. As a result of applying the new guidance, certain products that were previously accounted for under the scope of software revenue recognition guidance are no longer accounted for as software.

Considerable judgment is necessary to determine whether certain of our products are within the scope of software revenue recognition and whether the software and nonsoftware elements of these products function together to deliver the essential functionality. This determination dictates whether general revenue recognition guidance or software revenue recognition guidance applies and could impact the timing of revenue recognition.

Considerable judgment is also required to determine whether an arrangement consists of multiple deliverables, whether the delivered item has value to the customer on a stand-alone basis and determining the relative selling price used to allocate the arrangement fee to each deliverable. Such determination affects the amount and timing of revenue recognition. Management evaluates the primary use and functionality of each deliverable in determining whether a delivered item has stand-alone value and qualifies as a separate unit of accounting. Judgments for revenue recognition also involve an assessment as to whether collectability is reasonably assured and whether fees under an arrangement are fixed or determinable.

Gaming Operations Revenue. Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software and connection to a linked progressive system, where applicable. In certain markets, we also charge a daily system connection fee for the customer to connect to a central determination system and/or back-office system. We do not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee and all of the products and services are delivered contemporaneously. Gaming operations revenue is recognized under general revenue recognition guidance as the deliverables provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming device.

Gaming Equipment Revenue. Gaming Equipment revenue is generated from the sale of gaming devices and licensing rights to game content software that is installed in the gaming device, parts, and other ancillary equipment. Arrangements may also include sales of game content conversion kits which enable customers to replace game content without purchasing a new gaming device. Gaming equipment arrangements do not include maintenance and product support fees beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other criteria have been satisfied.

As the combination of game content software and the tangible gaming device function together to deliver the product's essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance. Prior to July 1, 2009, gaming devices were recognized under software revenue recognition guidance. Game content conversion kits are considered software deliverables and are recognized in accordance with software revenue recognition guidance.

Systems Revenue. Systems revenue arrangements generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees and professional services. The primary function of systems software licensed by us is to aid customers to more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.

Revenue for systems software and maintenance and product support fees is recognized under software revenue recognition guidance. Although the systems software and certain systems-based hardware function together, the primary functionality of the systems software is derived from the software and the systems software is not essential to the functionality of the systems-based hardware.

We license systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from maintenance and product support fees sold with perpetual licenses is recognized over the term of the support period. Our time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. All revenue from such arrangements is recognized over the term of the license.

Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Prior to July 1, 2009, systems-based hardware was recognized under software revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are met. However, in the case of arrangements involving a systems installation, revenue on systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system. Hardware maintenance and product support fees are recognized during the term of the support period which is generally 12 months.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. Our software maintenance and product support arrangements are generally for 12 month periods. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.

Multiple Element Arrangements. We enter into revenue arrangements that may consist of multiple deliverables of our products and services. Customers may enter into arrangements with us for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services.

Certain gaming equipment arrangements may also include the sale of gaming devices and game conversion kits.

Revenue arrangements with multiple deliverables are allocated to separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a standalone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis; and
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of us.

At the inception of a multiple element arrangement, fees under the arrangement are allocated to the nonsoftware deliverables, and to the software deliverables as a group based on their relative selling price. Software deliverables are further subject to separation and allocation based on software revenue recognition guidance as described in the following paragraph. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence ("VSOE"), then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

In allocating arrangement fees under the relative selling price hierarchy, we use VSOE for all products which have been sold on a stand-alone basis. As TPE is generally not available, we use ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, we use either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

We use the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which we do not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.

The establishment of VSOE requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and whether the prices demonstrate an appropriate level of concentration to conclude that VSOE exists. In determining ESP, management considers a variety of information including historic pricing and discounting practices, competitive market activity, internal costs, and the pricing and discounting practices of products sold in bundled arrangements.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market value. Cost elements included in work-in-process and finished goods include raw materials, direct labor and manufacturing overhead. We regularly review inventory quantities and update estimates for the net realizable value of inventories due to the subjectivity involved in projecting sales volumes, used game sales values, refurbishment costs, and product demand. This process includes examining the carrying values of new and used gaming devices, parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of our inventories, the current and projected sales levels for such products, the projected markets for such products, the costs required to sell the products, including refurbishment costs and importation costs for international shipments, and the overall projected demand for products once the next generation of products are scheduled for release.

As a result of our ongoing analysis of inventory, we recognized inventory write-downs totaling $3.6 million, $2.0 and $4.5 million during the years ended June 30, 2011, 2010 and 2009, respectively. Additional valuation charges could occur in the future as a result of changes in the factors listed above.

Leased gaming equipment

Leased gaming equipment is stated at cost and depreciated over estimated useful lives ranging from two to three and one-half years. The estimation of useful lives for our leased gaming equipment requires judgment and is based on the period of time over which we believe the assets will be of economic benefit. Given changes in technology, customer preferences and product demand, we review and evaluate the recoverability of our investment in such assets on a quarterly basis, as well as the estimated useful lives used to depreciate these assets.

There is the potential for acceleration of future depreciation, or asset impairments, if conditions were to change and certain factors were determined to have an adverse impact on our ability to realize our full investment in such assets.

Impairment of long-lived assets and goodwill

We review long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of the asset to future, net cash flows expected to be generated by the asset, undiscounted and without interest. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

We review goodwill for impairment annually at the beginning of our fourth fiscal quarter, or whenever events or circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life. We perform the impairment analysis of goodwill at a reporting unit level by comparing the fair value of a reporting unit with its carrying value, including goodwill. If the fair value is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the reporting unit goodwill.

We are required to make significant judgments and estimates regarding future cash flows, the determination of fair values and the identification of reporting units utilized in determining the fair value and recoverability of long-lived assets and goodwill. We believe our estimates are reasonable; however, if our estimates materially differ or factors utilized in developing our estimates change, different assumptions could materially affect our assessment of the fair value and recoverability of long-lived assets and goodwill.

During the year ended June 30, 2010, impairment charges of $5.9 million related to long-lived assets were recorded (see Note 4 to the consolidated financial statements, *Impairment Charges)*. During the years ended June 30, 2011 and 2009, no impairment charges related to long-lived assets were recorded.

During the years ended June 30, 2011, 2010 and 2009, no impairment charges related to goodwill were recorded.

Share-based compensation

We account for share-based compensation based on the calculated fair value of the award measured on the grant date which is recognized, net of estimated forfeitures, as expense over the employee's requisite service period which is generally the vesting period of the equity grant.

Determining the appropriate fair value model and calculating the fair value of share-based awards requires the input of highly subjective assumptions including the expected option term and the expected volatility of our common stock over the option's expected term. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options granted; however, if actual results differ significantly from these estimates, share-based compensation expense could be materially impacted.

In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

Pre-tax share-based compensation expense from continuing operations was $12.9 million, $13.8 million and $16.3 million during the years ended June 30, 2011, 2010 and 2009, respectively. As of June 30, 2011, there was $11.2 million of total unrecognized compensation expense related to the unvested portion of stock options which will be recognized over the subsequent 1.89 years. In addition, as of June 30, 2011, there was $12.0 million of total unrecognized compensation expense related to the unvested portion of restricted stock and Restricted Stock Units ("RSUs") which will be recognized over the subsequent 1.76 years.

Income taxes

We conduct business globally and are subject to income taxes in U.S. federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions and income tax payment timing.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods. Our net deferred tax assets from continuing operations totaled $40.6 million and $65.0 million at June 30, 2011 and 2010, respectively. Our accrued income taxes payable totaled $3.0 million and $7.0 million and our accrued income taxes receivable totaled $47.3 million and $16.5 million at June 30, 2011 and 2010, respectively. We have classified $11.0 million of the accrued income taxes receivable at June 30, 2011 as long term as we do not expect collection of these amounts in the next twelve months.

We apply FASB Topic 740 "Accounting for Uncertainty in Income Taxes" to our uncertain tax positions. Under the guidance, we may recognize a tax benefit from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized in the financial statements is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

We are required to make significant judgments when evaluating our uncertain tax positions and the related tax benefits. We believe our assumptions are reasonable; however, there is no guarantee that the final outcome of the related matters will not differ from the amounts reflected in our income tax provisions and accruals. We adjust our liability for uncertain tax positions based on changes in facts and circumstances such as the closing of a tax audit or changes in estimates. Our income tax provision may be impacted to the extent that the final outcome of these tax positions is different than the amounts recorded. As of June 30, 2011 and 2010, our liabilities for unrecognized tax benefits totaled $8.4 million and $11.6 million, respectively. Of this amount, $8.2 million and $10.2 million as of June 30, 2011 and 2010, respectively, if recognized, would impact the effective tax rate.

Recently adopted accounting pronouncements

For a description of recently adopted accounting pronouncements, see Note 1 to the consolidated financial statements, *Summary of Significant Accounting Policies.*

Recently issued accounting pronouncements not yet adopted

For a description of recently issued accounting pronouncements not yet adopted, see Note 1 to the consolidated financial statements, *Summary of Significant Accounting Policies.*

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of June 30, 2011, we had total debt outstanding of approximately $515.4 million which consisted primarily of a $296.3 million term loan and $219.0 million of borrowing under our revolving credit facility. During the year, the interest rate for the credit facility and the prior credit facility was subject to a leveraged based pricing grid. We have minimized our exposure to market interest rate risk because the variable interest rate on the term loan was effectively converted to a fixed rate as a result of the floating-to-fixed interest rate swaps entered into in December 2008 and June 2011, respectively, and discussed in Note 9 to the consolidated financial statements, *Long-Term Debt*. As of June 30, 2011, the interest rate on the revolving credit facility was 2.29% and the interest rate on our term loan was approximately 3.82%, after giving effect to our interest rate swaps, given our leverage ratio was below 2.5 for the period.

Foreign Currency Exchange Rate Risk

Certain of our foreign subsidiaries use their local currency as their functional currency and are exposed to risks resulting from fluctuations in foreign currency exchange rates. During the year ended June 30, 2011, we recognized a foreign currency exchange rate gain of approximately $2.5 million, and during the years ended June 30, 2010 and 2009, we recognized foreign currency exchange rate losses of approximately $4.3 million and $1.6 million, respectively. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal year 2011 would not have a material impact on our business and financial condition.

In addition, the net assets of these subsidiaries are exposed to foreign currency translation gains and losses which are included as a component of accumulated other comprehensive income in stockholders' equity in our Consolidated Balance Sheet. Such translation resulted in an unrealized gain of $0.8 million for fiscal year 2011 and an unrealized loss of $0.3 million for fiscal year 2010.

We may enter into foreign currency forward contracts, generally with maturities of twelve months or less, to hedge recognized foreign currency assets and liabilities to reduce the reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. See Note 1 to the consolidated financial statements, *Summary of Significant Policies (Fair value of financial instruments).*

During the fiscal year ended June 30, 2011, we borrowed and repaid €15.0 million (EURO converted into $21.9 million U.S. dollars) under our revolving credit facility.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, including the notes thereto, and supplementary financial information are listed in Item 15, Exhibits and Financial Statement Schedules, and are included after the signature page hereto beginning at page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act, as of the end of the period covered by this report.

Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2011.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that judgments in decision-making are not based on faulty input.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of an issuer's financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2011. The attestation report issued by Deloitte & Touche LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is included in their audit opinion included on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting during the Quarter Ended June 30, 2011

There were no changes in our internal control over financial reporting that occurred in the three months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2011.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All information, except the equity compensation plans table below, required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2011.

Equity Compensation Plans

The following table sets forth information as of June 30, 2011 with respect to our equity compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights(1)	Weighted average exercise price of outstanding options and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	4,182,419	$21.12	3,229,519
Equity compensation plans not approved by security holders(2)	100,000	16.99	—
Total	4,282,419	$21.02	3,229,519

(1) Rights include grants for Restricted Stock Units that can be exercised for no consideration; the total weighted average exercise price excluding these rights would be $24.45.

(2) Options granted to an executive officer pursuant to an employment agreement as an inducement to accept employment with the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended June 30, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Annual Report on Form 10-K:

1. Financial Statements:
   - Report of Independent Registered Public Accounting Firm
   - Consolidated Balance Sheets as of June 30, 2011 and 2010
   - Consolidated Statements of Operations for the Years Ended June 30, 2011, 2010 and 2009
   - Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2011, 2010 and 2009
   - Consolidated Statements of Cash Flows for the Years Ended June 30, 2011, 2010 and 2009
   - Notes to consolidated financial statements
2. Financial Statement Schedules: Schedule II—Valuation and Qualifying Accounts for the years ended June 30, 2011, 2010 and 2009
3. Exhibits:

Exhibit Number	Description
3.1	Restated Articles of Incorporation of Alliance Gaming Corporation, as amended, filed on May 7, 2004 as Exhibit 4.6 to the Registration Statement on Form S-8 (File No. 333-115271) of Alliance Gaming Corporation, and incorporated herein by reference.
3.2	Amendment to Amended and Restated Articles of Incorporation dated March 13, 2006, filed on March 15, 2007 as Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2006 of Bally Technologies, Inc., and incorporated herein by reference.
3.3	Certificate of Increase in Number of Authorized Shares of Common Stock of Alliance Gaming Corporation dated April 16, 2002, filed on December 21, 2007 as Exhibit 3.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 of Bally Technologies, Inc., and incorporated herein by reference.
3.4#	Bylaws of Alliance Gaming Corporation.
3.5	Amendment to Bylaws filed on April 8, 2010 as Exhibit 3.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.1	Amended and Restated Credit Agreement, dated as of April 15, 2011 among Bally Technologies, Inc., Bank of America, N.A. as Administrative Agent, Wells Fargo Bank, National Association and Union Bank, N.A., as Syndication Agents, JPMorgan Chase Bank, N.A., Key Bank National Association and U.S. Bank National Association, as Documentation Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, and Union Bank, N.A. as Joint Lead Arrangers and Joint Book Managers and the other lenders party thereto, filed on April 18, 2011 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.2*	Alliance Gaming Corporation 1996 Long Term Incentive Plan, filed on August 21, 1997 with the Registration Statement on Form S-8 (File No. 333-34077) of Alliance Gaming Corporation, and incorporated herein by reference.

Exhibit Number	Description
10.3*	Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on May 3, 2010 as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.4*	Bally Technologies, Inc. Employee Stock Purchase Plan, filed on March 11, 2008 as Exhibit 4.8 to the Registration Statement on Form S-8 (File No. 333-149637) of Bally Technologies, Inc., and incorporated herein by reference.
10.5*	Amendment to the Bally Technologies, Inc. 2010 Long Term Incentive Plan, filed on March 31, 2011 as Exhibit 4.7 to the Registration Statement on Form S-8 (File No. 333-173190) of Bally Technologies, Inc., and incorporated herein by reference.
10.6*#	Form of Stock Option Agreement under the 2001 Long Term Incentive Plan.
10.7*#	Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan.
10.8*#	Form of Director Stock Option Agreement under the 2001 Long Term Incentive Plan dated June 13, 2005.
10.9*	Form of Notice of Grant of Stock Options and Option Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.10 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.10*	Form of Notice of Grant of Award of Restricted Stock and Award Agreement under the 2010 Long Term Incentive Plan, filed on August 26, 2010 as Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.11*#	Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004.
10.12*#	Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004.
10.13*#	Stock Option Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of October 27, 2004.
10.14*#	Restricted Stock Agreement by and between Alliance Gaming Corporation and Richard Haddrill, dated as of December 22, 2004.
10.15*	Employment Agreement between Alliance Gaming Corporation and Richard Haddrill, dated as of June 30, 2004, filed on August 26, 2010 as Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.16*	Amendment dated December 22, 2004, to the Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.17*#	Second Amendment to Employment Agreement by and between Alliance Gaming Corporation and Richard Haddrill, effective as of June 13, 2005.
10.18*#	Form of Third Amendment to Haddrill Employment Agreement dated June 20, 2006, by and between Bally Technologies, Inc. and Richard Haddrill.

Exhibit Number	Description
10.19*	Form of Fourth Amendment to Haddrill Employment Agreement dated February 13, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on February 14, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.20*	Fifth Amendment to Haddrill Employment Agreement dated October 22, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on October 28, 2008 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.21*	Sixth Amendment to Haddrill Employment Agreement dated December 30, 2008, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.22*	Seventh Amendment to Haddrill Employment Agreement dated August 10, 2009, by and between Bally Technologies, Inc. and Richard Haddrill, filed on August 26, 2010 as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 of Bally Technologies, Inc., and incorporated herein by reference.
10.23*	Eighth Amendment to Haddrill Employment Agreement dated December 22, 2010, by and between Bally Technologies, Inc. and Richard Haddrill, filed on December 27, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.24*	Executive Employment Agreement dated May 23, 2011 by and between Bally Technologies, Inc. and Ramesh Srinivasan, filed on May 27, 2011 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.25*	Letter Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Neil Davidson, filed on August 17, 2010 as Exhibit 10.1 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.26*	Employment Agreement dated August 15, 2000 between Alliance Gaming Corporation and Mark Lerner, filed on August 20, 2009 as Exhibit 10.25 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2009 of Bally Technologies, Inc., and incorporated herein by reference.
10.27*	Separation and Services Agreement dated August 12, 2010 by and between Bally Technologies, Inc. and Robert C. Caller, filed on August 17, 2010 as Exhibit 10.2 to the Current Report on Form 8-K of Bally Technologies, Inc., and incorporated herein by reference.
10.28*#	Letter Agreement dated June 19, 2006, by and between the Company and Michael Gavin Isaacs.
21#	Subsidiaries of the Registrant
23.1#	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
31.1#	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).
31.2#	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).
32.1#	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

Exhibit Number	Description
32.2#	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

* Denotes management contract or compensatory plan or arrangement.

** Pursuant to applicable securities laws and regulations, the Company is deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and is not subject to liability under any anti-fraud provisions of the federal securities laws as long as the Company has made a good faith attempt to comply with the submission requirements and promptly amends the interactive data files after becoming aware that the interactive data files fails to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability.

\# Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALLY TECHNOLOGIES, INC. DATED: August 26, 2011

By /s/ RICHARD M. HADDRILL

Richard M. Haddrill
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD M. HADDRILL Richard M. Haddrill	Chief Executive Officer (Principal Executive Officer), and Director	August 26, 2011
/s/ NEIL P. DAVIDSON Neil P. Davidson	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 26, 2011
/s/ JACQUES ANDRÉ Jacques André	Director	August 26, 2011
/s/ ROBERT L. GUIDO Robert L. Guido	Director	August 26, 2011
/s/ DAVID ROBBINS David Robbins	Director	August 26, 2011
/s/ KEVIN VERNER Kevin Verner	Director and Chairman of the Board	August 26, 2011
/s/ JOSEPHINE LINDEN Josephine Linden	Director	August 26, 2011
/s/ W. ANDREW MCKENNA W. Andrew McKenna	Director	August 26, 2011

(This page has been left blank intentionally.)

BALLY TECHNOLOGIES, INC.
INDEX TO FINANCIAL INFORMATION

All other schedules are omitted because the required information is not present in amounts sufficient to require submission of the applicable schedule or because the information required is included in the Consolidated Financial Statements and Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bally Technologies, Inc.
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Bally Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2011. Our audits also included the financial statement Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended June 30, 2011. We have also audited the Company's internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bally Technologies, Inc. and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1, the Company adopted new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements, on July 1, 2009.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
August 26, 2011

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2011 AND 2010

	June 30, 2011	June 30, 2010
	(in 000s, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 66,425	$ 145,089
Restricted cash	8,419	8,303
Accounts and notes receivable, net of allowances for doubtful accounts of $11,059 and $9,974	235,246	207,365
Inventories	68,634	42,806
Prepaid and refundable income tax	36,332	7,783
Deferred income tax assets	29,318	35,973
Deferred cost of revenue	13,795	14,568
Prepaid assets	10,524	11,172
Other current assets	4,984	3,350
Total current assets	473,677	476,409
Restricted long-term investments	12,485	13,075
Long-term accounts and notes receivables, net of allowances for doubtful accounts of $507 and $5,169	46,659	30,163
Property, plant and equipment, net	33,266	32,094
Leased gaming equipment, net	96,691	82,357
Goodwill	162,110	161,153
Intangible assets, net	34,865	34,048
Deferred income tax assets	12,120	29,980
Income tax receivable	10,972	8,688
Deferred cost of revenue	23,193	30,958
Other assets, net	21,356	14,251
Total assets	$ 927,394	$ 913,176
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 38,411	$ 23,775
Accrued and other liabilities	58,295	45,662
Customer deposits	4,930	10,185
Jackpot liabilities	11,894	11,531
Deferred revenue	28,900	33,875
Income tax payable	3,033	6,982
Current maturities of long-term debt	15,153	42,543
Total current liabilities	160,616	174,553
Long-term debt, net of current maturities	500,250	131,250
Deferred revenue	34,788	40,236
Other income tax liability	9,321	13,646
Other liabilities	7,827	9,299
Total liabilities	712,802	368,984
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Special stock, 10,000,000 shares authorized: Series E, $100 liquidation value; 115 shares issued and outstanding	12	12
Common stock, $.10 par value; 100,000,000 shares authorized; 61,541,000 and 59,495,000 shares issued and 44,397,000 and 54,392,000 outstanding	6,149	5,943
Treasury stock at cost, 17,144,000 and 5,103,000 shares	(634,268)	(157,053)
Additional paid-in capital	442,713	392,853
Accumulated other comprehensive loss	(3,064)	(3,044)
Retained earnings	401,363	303,100
Total Bally Technologies, Inc. stockholders' equity	212,905	541,811
Noncontrolling interests	1,687	2,381
Total stockholders' equity	214,592	544,192
Total liabilities and stockholders' equity	$ 927,394	$ 913,176

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE YEARS ENDED JUNE 30, 2011

	2011	2010	2009
	(in 000s, except per share amounts)		
Revenues:			
Gaming equipment and systems	$439,534	$491,241	$568,795
Gaming operations	318,621	286,950	274,965
	758,155	778,191	843,760
Costs and expenses:			
Cost of gaming equipment and systems(1)	184,836	196,699	251,710
Cost of gaming operations	88,820	83,106	80,083
Selling, general and administrative	225,033	203,195	212,735
Research and development costs	88,086	80,301	77,277
Impairment charges	—	11,379	—
Depreciation and amortization	19,845	19,401	18,937
	606,620	594,081	640,742
Operating income	151,535	184,110	203,018
Other income (expense):			
Interest income	4,960	3,310	3,392
Interest expense	(11,984)	(12,581)	(19,140)
Loss on extinguishment of debt	(4,119)	—	(786)
Other, net	3,001	(4,021)	(1,524)
Income from continuing operations before income taxes	143,393	170,818	184,960
Income tax expense	(45,182)	(60,721)	(64,781)
Income from continuing operations	98,211	110,097	120,179
Discontinued operations:			
Income from discontinued operations, net of tax	—	7,181	8,057
Gain (loss) on sale of discontinued operations, net of tax	(403)	22,079	—
Income (loss) from discontinued operations, net of tax	(403)	29,260	8,057
Net income	97,808	139,357	128,236
Less net income (loss) attributable to noncontrolling interests	(455)	1,880	1,927
Net income attributable to Bally Technologies, Inc.	$ 98,263	$137,477	$126,309
Basic earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 1.90	$ 2.00	$ 2.19
Income from discontinued operations	—	0.11	0.13
Gain (loss) on sale of discontinued operations	(0.01)	0.41	—
Basic earnings per share	$ 1.89	$ 2.52	$ 2.32
Diluted earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 1.82	$ 1.89	$ 2.10
Income from discontinued operations	—	0.11	0.12
Gain (loss) on sale of discontinued operations	(0.01)	0.38	—
Diluted earnings per share	$ 1.81	$ 2.38	$ 2.22
Weighted average shares outstanding:			
Basic	51,960	54,576	54,449
Diluted	54,420	57,675	57,058
Amounts attributable to Bally Technologies, Inc.:			
Income from continuing operations, net of tax	$ 98,666	$109,223	$119,439
Income from discontinued operations, net of tax	—	6,175	6,870
Gain (loss) on sale of discontinued operations, net of tax	(403)	22,079	—
Net income	$ 98,263	$137,477	$126,309

(1) Cost of gaming equipment and systems exclude amortization related to certain intangibles, including core technology and license rights, which are included in depreciation and amortization.

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JUNE 30, 2011

	Common Stock		Series E Special Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) ("OCI")	Retained Earnings	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Dollars							
						(in 000s)			
Balances at June 30, 2008	56,318	$5,626	$12	$ (25,041)	$302,146	$ 1,268	$ 39,314	$ 1,782	$ 325,107
Income from continuing operations, net of tax	—	—	—	—	—	—	119,439	740	120,179
Income from discontinued operations, net of tax	—	—	—	—	—	—	6,870	1,187	8,057
Foreign currency translation adjustment	—	—	—	—	—	(2,293)	—	—	(2,293)
Unrealized gain on derivative financial instruments, net of tax	—	—	—	—	—	255	—	—	255
Total comprehensive income	—	—	—	—	—	—	—	—	$ 126,198
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,266)	(1,266)
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	773	77	—	(1,411)	11,914	—	—	—	10,580
Purchase of common stock for treasury	—	—	—	(38,275)	—	—	—	—	(38,275)
Share-based compensation		—	—	—	16,405	—	—	—	16,405
Balances at June 30, 2009	57,091	$5,703	$12	$ (64,727)	$330,465	$ (770)	$165,623	$ 2,443	$ 438,749
Income from continuing operations, net of tax	—	—	—	—	—	—	109,223	874	110,097
Income from discontinued operations, net of tax	—	—	—	—	—	—	6,175	1,006	7,181
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	—	—	—	22,079	—	22,079
Foreign currency translation adjustment	—	—	—	—	—	(266)	—	—	(266)
Unrealized loss on derivative financial instruments, net of tax	—	—	—	—	—	(2,008)	—	—	(2,008)
Total comprehensive income	—	—	—	—	—	—	—	—	$ 137,083
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,942)	(1,942)
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	2,364	236	—	(1,105)	48,462	—	—	—	47,593
Purchase of common stock for treasury	—	—	—	(91,221)	—	—	—	—	(91,221)
Shares issued upon exercise of warrants	40	4	—	—	(4)	—	—	—	—
Share-based compensation	—	—	—	—	13,930	—	—	—	13,930
Balances at June 30, 2010	59,495	$5,943	$12	$(157,053)	$392,853	$(3,044)	$303,100	$ 2,381	$ 544,192
Income from continuing operations, net of tax	—	—	—	—	—	—	98,666	(455)	98,211
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	—	—	—	(403)	—	(403)
Foreign currency translation adjustment	—	—	—	—	—	762	—	—	762
Unrealized gain on derivative financial instruments, net of tax	—	—	—	—	—	(782)	—	—	(782)
Total comprehensive income	—	—	—	—	—	—	—	—	$ 97,788
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(239)	(239)
Issuance and receipt of restricted stock, ESPP shares, stock options and related tax and tax benefit	2,046	206	—	(3,161)	36,953	—	—	—	33,998
Purchase of common stock for treasury	—	—	—	(474,054)	—	—	—	—	(474,054)
Share-based compensation	—	—	—	—	12,907	—	—	—	12,907
Balances at June 30, 2011	61,541	$6,149	$12	$(634,268)	$442,713	$(3,064)	$401,363	$ 1,687	$ 214,592

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED JUNE 30, 2011

	2011	2010	2009
		(in 000s)	
Cash flows from operating activities:			
Net income	$ 97,808	$139,357	$ 128,236
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of tax	—	(7,181)	(8,057)
(Gain) loss on sale of discontinued operations, net of tax	403	(22,079)	—
Impairment charges	—	11,379	—
Depreciation and amortization	74,980	73,900	68,772
Share-based compensation	12,907	13,793	16,259
Amortization of deferred debt issuance costs	3,404	2,984	2,108
Income tax (benefit) expense	18,811	(19,927)	28,602
Provision for doubtful accounts	7,963	2,927	(42)
Loss on extinguishment of debt	4,119	—	786
Inventory write-downs	3,623	2,025	4,536
Excess tax benefit of stock option exercises	(8,214)	(15,355)	(270)
Other	(1,320)	(1,089)	1,945
Change in operating assets and liabilities:			
Accounts and notes receivable	(46,647)	(49,816)	41,180
Inventories	(101,797)	(36,553)	5,638
Prepaid and refundable income tax and income tax payable	(24,849)	48,026	(31,098)
Other current assets	(557)	3,890	5,628
Accounts payable	14,615	3,763	(26,826)
Accrued liabilities, customer deposits and jackpot liabilities	3,393	(3,437)	(38,748)
Deferred revenue and deferred cost of revenue	(1,886)	(17,482)	(45,341)
Net cash provided by operating activities	56,756	129,125	153,308
Cash flows from investing activities:			
Capital expenditures	(13,202)	(11,611)	(27,555)
Restricted cash and investments	474	(205)	4,110
Development financing provided to customers	(9,940)	(15,750)	—
Additions to other long-term assets	(6,552)	(4,758)	(5,521)
Net cash used in investing activities	(29,220)	(32,324)	(28,966)
Cash flows from financing activities:			
Proceeds from borrowing	300,000	—	—
Proceeds from revolving credit facility	250,884	—	25,000
Payments on revolving credit facility	(31,884)	—	(75,000)
Capitalized debt issuance costs	(7,118)	(2,906)	(10,728)
Pay-off of debt from refinancing	(142,500)	—	(14,553)
Reduction of long-term debt and capital leases	(35,049)	(35,337)	(27,961)
Distributions to noncontrolling interests	(239)	(675)	105
Purchase of treasury stock	(477,215)	(92,326)	(39,686)
Excess tax benefit of stock option exercises	8,214	15,355	270
Proceeds from exercise of stock options and employee stock purchases	28,441	31,968	11,303
Net cash used in financing activities	(106,466)	(83,921)	(131,250)
Effect of exchange rate changes on cash	669	(396)	(71)
Net cash provided by (used in) operating activities of discontinued operations	(403)	(9,483)	8,868
Net cash provided by (used in) investing activities of discontinued operations	—	78,757	(6,756)
Net cash used in financing activities of discontinued operations	—	(1,267)	(1,371)
Decrease in cash and cash equivalents of discontinued operations	—	8,712	2,133
	(403)	76,719	2,874
Cash and cash equivalents:			
Increase (decrease) for year	(78,664)	89,203	(4,105)
Balance, beginning of year	145,089	55,886	59,991
Balance, end of year	$ 66,425	$145,089	$ 55,886

See accompanying notes to consolidated financial statements.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE YEARS ENDED JUNE 30, 2011

The following supplemental information is related to the consolidated statements of cash flows:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Cash paid for interest	$11,985	$12,982	$ 23,824
Cash paid for income taxes	46,132	42,306	64,957
Non-cash investing and financing transactions:			
Pay-off of debt from refinancing	$ —	$ —	$275,000
Transfer of inventory to leased gaming equipment(1)	87,307	51,952	43,938
Reclassify property, plant and equipment to inventory(1)	15,519	8,931	12,869
Acquisition of Bally trademark	—	7,500	—

(1) As a result of the inability to separately identify the cash flows associated with the construction of leased gaming equipment, the Company has included all additions to leased gaming equipment as an increase in inventory under cash used in operating activities in the consolidated statement of cash flows. In addition, cash generated from the sale of used gaming equipment classified as leased gaming equipment is also included in cash provided by operating activities in the consolidated statement of cash flows. The Company has one process to procure raw materials for the assembly of both inventory and leased gaming equipment. The materials requisition planning process considers the number of devices the Company expects to build for sale and for use in its gaming operations division during a particular period, but it does not separately earmark purchases for leased gaming equipment. Without such an earmarking process, the Company is unable to determine whether the parts used to construct leased gaming equipment during a particular period came from inventory on hand at the beginning of the period or was constructed from inventory procured during the period of deployment, thus requiring the expenditure of cash.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bally Technologies, Inc. ("Bally" or the "Company"), a Nevada corporation, is a diversified, worldwide gaming company that innovates, designs, manufactures, operates and distributes advanced technology-based gaming devices, systems and server-based solutions. As a global gaming-systems provider, the Company offers technology solutions which provide gaming operators with a wide range of marketing, data management and analysis, accounting, player tracking, security and other software applications and tools to more effectively manage their operations. The Company's primary hardware technologies include spinning-reel and video gaming devices, specialty gaming devices and wide-area progressive systems for traditional land-based, riverboat and Native American casinos, video lottery and central determination markets and specialized system-based hardware products. In addition to selling its gaming devices, the Company also offers its customers a wide range of rental options.

Principles of presentation and consolidation

The accompanying consolidated financial statements include the accounts of Bally Technologies, Inc., and its wholly owned and partially owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), include all adjustments necessary to fairly present the Company's consolidated financial position, results of operations and cash flows for each period presented. References to specific U.S. GAAP within this report cite topics within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

All intercompany accounts and transactions have been eliminated in consolidation.

Discontinued Operations

The Company was the general partner of Rainbow Casino Vicksburg Partnership ("RCVP"), which operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi. On April 5, 2010, the Company entered into a definitive purchase agreement to sell the Rainbow Casino which closed on June 8, 2010. The Company's Casino Operations have been classified as discontinued operations in the accompanying financial statements. See Note 3 to consolidated financial statements, *Discontinued Operations*.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash equivalents, accounts and notes receivable, investment securities to fund jackpot liabilities, accounts payable, jackpot liabilities and long-term debt approximate their respective fair values.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;
- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company transacts business in various foreign currencies and has international sales and expenses denominated in foreign currencies, subjecting the Company to foreign currency risk. The Company may enter into foreign currency forward contracts, generally with maturities of twelve months or less, to hedge recognized foreign currency assets and liabilities to reduce the risk that earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. The gains or losses resulting from changes in the fair value of these forward contracts, which are not designated as accounting hedges, are reported in other income (expense) in the consolidated statements of operations, and generally offset the gains and losses associated with the underlying foreign-currency-denominated balances, which are also reported in other income (expense). As of June 30, 2011, total outstanding contracts were $35.9 million, or the notional equivalent of €25 million Euro.

The Company may use interest rate derivatives to manage the interest expense generated by variable rate debt and foreign currency derivatives to manage foreign exchange risk. The Company's derivative financial instruments are measured at fair value on a recurring basis, and the balances as of June 30, 2011 and 2010 (which is included in other assets, net and accrued and other liabilities in the consolidated balance sheets) were as follows:

	Fair Value Measurements Using Input Type		
	Level 1	Level 2	Level 3
		(in 000s)	
As of June 30, 2011:			
Asset:			
Foreign currency derivative financial instrument	$—	$ 452	$—
Interest rate derivative financial instruments	$—	$1,231	$—
Liability:			
Foreign currency derivative financial instrument	$—	$ 586	$—
Interest rate derivative financial instruments	$—	$5,133	$—
As of June 30, 2010:			
Liability:			
Interest rate derivative financial instruments	$—	$2,698	$—

The valuation techniques used to measure the fair value of the derivative financial instruments above in which the counterparties have high credit ratings, were derived from pricing models, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company's discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves and foreign currency forward rates. See Note 9 to consolidated financial statements, *Long-Term Debt*.

Accounting for Derivative Instruments and Hedging Activity

The Company assesses, both at the inception of each designated hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Such highly effective derivatives are granted hedge accounting treatment. The interest rate derivative instruments meet these requirements and are accounted for as a cash flow hedges.

The impact of the cash flow hedge and non-designated foreign currency derivatives on the consolidated financial statements is depicted below:

Derivative in Cash Flow Hedging Relationship	Amount of Loss Recognized in OCI on Derivative (Effective Portion)		Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	
	Year Ended June 30, 2011	Year Ended June 30, 2010		Year Ended June 30, 2011	Year Ended June 30, 2010
			(in 000s)		
Interest rate swap agreement	$ (3,661)	$(5,978)	Interest expense	$(2,458)	$(3,024)

Non-Designated Derivative	Amount of Loss Recognized in Other Income (Expense)		
	Year Ended June 30, 2011	Year Ended June 30, 2010	Year Ended June 30, 2009
Foreign Currency Forward Contract	$(135)	$—	$—

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase and are carried at cost, which approximates fair value.

Restricted cash

The Company maintains jackpot funds totaling approximately $8.4 million and $8.3 million at June 30, 2011 and 2010, respectively, to ensure availability of funds to pay wide-area progressive jackpot awards.

Accounts and notes receivable, allowance for doubtful accounts and credit quality of financing receivables

Accounts and notes receivable are stated at face value less an allowance for doubtful accounts. The Company generally grants customers credit terms for periods of 30 to 120 days, but may also grant extended payment terms to some customers for periods up to three years, with interest at market rates.

Trade receivables with contract terms greater than one year relate to the sale of gaming equipment and, to a lesser extent, systems transactions that include software as a major component of the sale, and are generally collateralized by the related equipment sold, although the value of such equipment, if repossessed, may be less than the receivable balance outstanding. Sales-type leasing arrangements relate to gaming equipment and include options to purchase the equipment at the end of the lease term at established prices. These customers typically have a long-standing credit history with the Company. Revenue from these lease arrangements is not considered significant as it is less than 2% of revenue for the Company.

The Company has also provided development financing to certain customers in the form of notes receivable with repayment terms of three to ten years. These notes may also include accelerated payment terms based upon a percentage of net-win from gaming devices sold or leased to these customers.

The Company has one portfolio segment, the casino industry customer, and four classes of receivables including its trade receivables with a contract term less than one year, trade receivables with a contract term greater than one year, sales-type leasing arrangements, or lease receivables, and notes receivable, which are primarily for developmental financing loans. As of June 30, 2011, the Company's accounts and notes receivable were as follows:

	Accounts and Notes Receivable as of June 30, 2011		
	Ending Balance	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
		(in 000s)	
Contract term less than one year:			
Trade and other receivables, current	$162,202	$ 2,064	$160,138
Contract term greater than one year:			
Trade receivables, current	72,237	3,973	68,264
Trade receivables, noncurrent	15,111	213	14,898
	87,348	4,186	83,162
Lease receivables, current	10,245	10,245	—
Lease receivables, noncurrent	13,490	13,490	—
	23,735	23,735	—
Notes receivable, current	1,621	1,621	—
Notes receivable, noncurrent	18,565	18,565	—
	20,186	20,186	—
Total current	246,305	17,903	228,402
Total noncurrent	47,166	32,268	14,898
Total	$293,471	$ 50,171	$243,300

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The activity related to the allowance for doubtful accounts since December 31, 2010, the date of adoption for new disclosure requirements related to the credit quality of financing receivables and the related allowance for credit losses, to June 30, 2011, is summarized below:

	Allowance for Doubtful Accounts						
	Beginning Balance as of December 31, 2010	Charge-offs	Recoveries	Provision	Ending Balance as of June 30, 2011	Ending Balance Individually Evaluated for Impairment	Ending Balance Collectively Evaluated for Impairment
	(in 000s)						
Contract term less than one year:							
Trade and other receivables, current	$ (5,857)	$2,324	$191	$(2,533)	$ (5,875)	$(2,064)	$(3,811)
Contract term greater than one year:							
Trade receivables, current	(3,329)	1,615	53	(3,523)	(5,184)	(3,973)	(1,211)
Trade receivables, noncurrent	(498)	204	—	(213)	(507)	(213)	(294)
	(3,827)	1,819	53	(3,736)	(5,691)	(4,186)	(1,505)
Lease receivables, current	—	—	—	—	—	—	—
Lease receivables, noncurrent	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
Notes receivable, current	—	—	—	—	—	—	—
Notes receivable, noncurrent	(5,169)	5,169	—	—	—	—	—
	(5,169)	5,169	—	—	—	—	—
Total current	(9,186)	3,939	244	(6,056)	(11,059)	(6,037)	(5,022)
Total noncurrent	(5,667)	5,373	—	(213)	(507)	(213)	(294)
Total	$(14,853)	$9,312	$244	$(6,269)	$(11,566)	$(6,250)	$(5,316)

The Company accrues interest, if applicable, on its receivables per the terms of the agreement. Interest is not accrued on delinquent accounts that the Company has determined and specifically identified as not collectible. The Company's recorded investment in receivables on nonaccrual status as of June 30, 2011, excluding trade accounts receivable with a contract term less than one year, is as follows:

	Total
	(in 000s)
Trade receivables	$4,186
Lease receivables	—
Notes receivables	—
Total	$4,186

The Company evaluates the credit quality of its accounts and notes receivable and establishes an allowance for doubtful accounts based on a combination of factors including, but not limited to, customer collection experience, economic conditions, and the customer's financial condition. In addition to specific account identification, the Company utilizes historic collection experience for the most recent twelve month period, where applicable, to establish an allowance for doubtful accounts receivable. Receivables are written off only after the Company has exhausted all collection efforts.

Gaming is a highly regulated industry requiring customers to obtain a gaming operator's license and verify with the applicable regulatory agency that they have the financial resources to operate a gaming establishment. Many of the Company's customers, including new casinos that have opened in recent years, are owned by existing multi-property customers that have established a favorable payment history with the Company. Customer accounts typically include a mix of trade receivables balances with terms for periods of 30 to 120 days and financing receivables resulting from extended payment terms.

The Company monitors the credit quality of its accounts and notes receivable by reviewing an aging of customer invoices. Invoices are considered past due if a scheduled payment is not received within contractually agreed upon terms. The Company also reviews a variety of other relevant qualitative information such as collection experience, economic conditions and specific customer financial conditions to evaluate credit risk in recording the allowance for doubtful accounts.

The following summarizes the aging of past due receivables, excluding trade accounts receivable with a contract term less than one year, as of June 30, 2011:

	1 to 90 Days Past Due	91 to 180 Days Past Due	181 + Days Past Due	Total Past Due	Current	Total Receivable	Recorded Investment 90 Days and Accruing
				(in 000s)			
Trade receivables	$7,655	$4,790	$6,205	$18,650	$ 68,698	$ 87,348	$—
Lease receivables	—	—	—	—	23,735	23,735	—
Notes receivable	—	—	—	—	20,186	20,186	—
Total	$7,655	$4,790	$6,205	$18,650	$112,619	$131,269	$—

The aging of customer invoices is based on their contractually agreed upon payment terms, which in certain rare circumstances have been modified from the original financing terms. The modifications of original financing terms have not been material to our total trade, lease and note receivable balances.

The Company's notes receivable are reviewed quarterly, at a minimum, for impairment. The customer's solvency, collection experience, legal and regulatory environment and other financial information may indicate that the loan is impaired. As of June 30, 2011, the Company had no impaired loans remaining in its accounts and notes receivable balances. As of June 30, 2010, the Company had one impaired loan to a customer in Alabama and the recorded investment and related allowance of $5.2 million were written off during fiscal year 2011. In fiscal year 2010, the legality of the charitable bingo market in Alabama was questioned and several operators in the region closed and the Company recognized an impairment charge on the notes receivable. No further interest is accrued once a loan is impaired.

The fair value of accounts and notes receivable, net, is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers, with similar credit ratings and remaining maturities. As of June 30, 2011 and 2010, respectively, the fair value of the accounts and notes receivable, net, approximate the carrying value.

Inventories

Inventories are stated at the lower of cost, determined on a first in, first out basis, or market. Cost elements included in work-in-process and finished goods include raw materials, direct labor and manufacturing overhead. Inventories consist of the following:

	June 30,	
	2011	2010
	(in 000s)	
Raw materials	$53,926	$34,221
Work-in-process	1,630	1,101
Finished goods	13,078	7,484
Total	$68,634	$42,806

The Company regularly reviews inventory quantities and updates estimates for the net realizable value of inventories. This process includes examining the carrying values of new and used gaming devices, parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of inventories, current and projected sales levels and markets for such products, the costs required to sell the products, including refurbishment costs and importation costs for international shipments, and the overall projected demand for products once the next generation of products are scheduled for release.

The Company recorded inventory write-downs totaling approximately $3.6 million, $2.0 million and $4.5 million during the years ended June 30, 2011, 2010 and 2009, respectively. These charges are included in the cost of gaming equipment and systems in the consolidated statements of operations.

Hurricane damage insurance recoveries

During fiscal year 2009, the Company negotiated an insurance settlement related to the 2005 U.S. Gulf Coast hurricane damages which destroyed or temporarily shut down certain gaming operations in the Gulf Coast region. The Company received a final payment of $3.0 million for business interruption, which was included in selling, general and administrative expenses.

Deferred revenue and deferred cost of revenue

Deferred revenue arises from the timing differences between the shipment or installation of gaming equipment and systems products and the satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred cost of revenue consists of the direct costs associated with the manufacture of gaming equipment and systems products for which revenue has been deferred. Deferred revenue and deferred cost of revenue that are expected to be realized within one year are classified as current liabilities and current assets, respectively.

Restricted long-term investments

The Company purchases U.S. Treasury Strip Securities for the benefit of jackpot winners who elect to receive annual or weekly installment payments. These securities are held to maturity and recorded at cost plus interest accretion to date. Such securities are included in restricted long-term investments in the consolidated balance sheets, and totaled $12.5 million and $13.1 million as of June 30, 2011 and 2010, respectively.

Property, plant and equipment and leased gaming equipment

Property, plant and equipment is stated at cost and depreciated over the estimated useful lives or lease term, if less, using the straight line method as follows: buildings and improvements, ten to forty years; furniture, fixtures and equipment, three to seven years; and leasehold improvements, the shorter of lease term or ten years. Leased gaming equipment is stated at cost and depreciated over the estimated useful lives ranging from two to three and one-half years. Depreciation and asset charges related to leased gaming equipment are recorded to cost of gaming operations in the consolidated statements of operations.

Significant replacements and improvements are capitalized while other maintenance and repairs are expensed. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Depreciation and amortization expense

For the years ended June 30, 2011, 2010 and 2009, depreciation and amortization expense from continuing operations totaled $75.0 million, $73.9 million and $68.8 million, respectively. Of these amounts, $55.1 million, $54.5 million and $49.8 million of depreciation and amortization expense were included in cost of gaming operations in the consolidated statements of operations. Depreciation expense from leased gaming equipment under capital leases totaled $2.1 million for the year ended June 30, 2009.

For the years ended June 30, 2010 and 2009, depreciation and amortization expense from discontinued operations totaled $2.9 million and $3.3 million, respectively.

Impairment of long-lived assets and goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, undiscounted and without interest. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Company reviews goodwill for impairment annually at the beginning of its fourth fiscal quarter, or whenever events or circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life. The Company performs the impairment analysis of goodwill at a reporting unit level by comparing the fair value of a reporting unit with its carrying value, including goodwill. If the fair value is less than the carrying value, the impairment to be recognized is measured as the amount by which the carrying amount of the goodwill exceeds the fair value of the reporting unit goodwill.

During the year ended June 30, 2010, impairment charges of $5.9 million related to long-lived assets were recorded (see Note 4 to the consolidated financial statements, *Impairment Charges)*. During the years ended June 30, 2011 and 2009, no impairment charges related to long-lived assets were recorded.

During the years ended June 30, 2011, 2010 and 2009, no impairment charges related to goodwill were recorded.

Jackpot liabilities

The Company recognizes jackpot expense, included in cost of gaming operations in the consolidated statements of operations, and a liability for jackpots incurred but not yet won in each jurisdiction based on the discounted net present value of the progressive meter liability. Jackpots are payable either in weekly or annual installments, or immediately in the case of instant win progressive jackpots. Winners may elect to receive a single payment for the present value of a jackpot discounted at applicable interest rates in lieu of annual installments. Interest rates used in the single payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Revenue recognition

The Company's revenue recognition policy is to record revenue when all of the following criteria have been satisfied:

- Persuasive evidence of an arrangement exists;
- The price or fee to the customer is fixed or determinable;
- Collectability is reasonably assured;
- Delivery has occurred; and
- No significant contractual obligations remain.

Revenues are reported net of incentive rebates, discounts, sales taxes, and other taxes of a similar nature. For products sold under arrangements with extended payment terms the probability of collection is evaluated based on a review of the customer's credit worthiness and a review of historic collection experience on contracts with extended payment terms. As a result of such review, the Company recognizes revenue on extended payment term arrangements as the Company has determined that collectability is reasonably assured and the fees are fixed and determinable.

Games placed with customers on a trial basis are not recognized as revenue until the trial period ends, the customer accepts the games and all other relevant criteria have been met. Amounts billed to customers prior to completing the earnings process are deferred until the revenue recognition criteria are met.

Effective July 1, 2009, the Company adopted new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements. The Company elected to adopt this guidance prior to the required effective date using the prospective method. Accordingly, this guidance was applied to all new or materially modified revenue arrangements entered into since the start of the Company's fiscal year of adoption, which was July 1, 2009.

Prior to the adoption of the new revenue recognition guidance, gaming equipment and systems revenue was recognized in accordance with software revenue recognition guidance. The new guidance amended the scope of software revenue recognition to exclude all tangible products containing both software and nonsoftware components that function together to deliver the product's essential functionality. As a result of applying the new guidance, certain products that were previously accounted for under the scope of software revenue recognition guidance are no longer accounted for as software.

Gaming Operations Revenue. Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software and connection to a linked progressive system, where applicable. In certain markets, the Company also charges a daily system connection fee for the customer to connect to a central determination system and/or back-office system. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee and all of the products and services are delivered contemporaneously. Gaming operations revenue is recognized under general revenue recognition guidance as the deliverables provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming device.

Gaming Equipment Revenue. Gaming Equipment revenue is generated from the sale of gaming devices and licensing rights to game content software that is installed in the gaming device, parts, and other ancillary equipment. Arrangements may also include sales of game content conversion kits which enable customers to replace game content without purchasing a new gaming device. Gaming equipment arrangements do not include maintenance and product support fees beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other criteria have been satisfied.

As the combination of game content software and the tangible gaming device function together to deliver the product's essential functionality, revenue from the sale of gaming devices is recognized under general revenue recognition guidance. Prior to July 1, 2009, gaming devices were recognized under software revenue recognition guidance. Game content conversion kits are considered software deliverables and are recognized in accordance with software revenue recognition guidance.

Systems Revenue. Systems revenue arrangements generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees and professional services. The primary function of systems software licensed by the Company is to aid customers to more effectively run their business with marketing, data management and analysis, accounting, player tracking and security features.

Revenue for systems software and maintenance and product support fees is recognized under software revenue recognition guidance. Although the systems software and certain systems-based hardware function together, the primary functionality of the systems software is derived from the software and the systems software is not essential to the functionality of the systems-based hardware.

The Company licenses systems software on a perpetual basis or under time-based licenses. Revenue from perpetual license software is recognized at the inception of the license term if all revenue recognition criteria have been met. Revenue from maintenance and product support fees sold with perpetual licenses is recognized over the term of the support period. The Company's time-based licenses are generally for twelve month terms and are bundled with software maintenance and product support fees. All revenue from such arrangements is recognized over the term of the license.

Systems-based hardware includes embedded software that is essential to the functionality of the hardware. Accordingly, revenue related to all systems-based hardware sales and related maintenance and product support fees are recognized under general revenue recognition guidance. Prior to July 1, 2009, systems-based hardware was recognized under software revenue recognition guidance. Revenue from the sale of systems-based hardware is generally recognized upon delivery when title and risk of loss have passed to the customer and all other revenue recognition criteria are met. However, in the case of arrangements involving a systems installation, revenue on the systems-based hardware is generally not recognized until the system has been installed and the customer has accepted the system. Hardware maintenance and product support fees are recognized during the term of the support period which is generally 12 months.

Software maintenance and product support provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. The Company's software maintenance and product support arrangements are generally for 12 month periods. Software maintenance and product support is recognized on a straight-line basis over the term of the support period.

Multiple Element Arrangements. The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. Customers may enter into arrangements with the Company for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices and game conversion kits. Revenue arrangements with multiple deliverables are allocated to separate units of accounting if the deliverables meet both of the following criteria:

- The delivered items have value to the customer on a stand-alone basis. The items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered items on a standalone basis; and
- If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

At the inception of a multiple element arrangement, fees under the arrangement are allocated to the nonsoftware deliverables, and to the software deliverables as a group based on their relative selling price. Software deliverables are further subject to separation and allocation based on software revenue recognition guidance as described in the following paragraph. When applying the relative selling price method, a hierarchy is used for estimating the selling price based first on vendor-specific objective evidence ("VSOE"), then third-party evidence ("TPE") and finally management's estimate of the selling price ("ESP"). Revenue for each unit of accounting is recognized when the relevant recognition criteria for each respective element has been met.

In allocating arrangement fees under the relative selling price hierarchy, the Company uses VSOE for all products which have been sold on a stand-alone basis. As TPE is generally not available, the Company uses ESP for products that are not sold on a stand-alone basis and for recently introduced products that are sold on a stand-alone basis but for which a history of stand-alone sales has not yet been developed. Following these guidelines, the Company uses either VSOE or ESP for gaming devices, system-based hardware products, maintenance and product support fees associated with perpetual licenses and professional services; and ESP for perpetual and time-based software licenses and maintenance and product support fees associated with time-based licenses.

The Company uses the residual method to recognize revenue allocated to software deliverables. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element and is recognized as revenue. In arrangements in which the Company does not have VSOE of fair value of all undelivered software elements, revenue is deferred until delivery occurs or VSOE of fair value has been established for any remaining undelivered software elements. In the event the only undelivered software element is maintenance and product support for which VSOE of fair value does not exist, the revenue is recognized ratably over the maintenance and product support period.

The establishment of VSOE requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and whether the prices demonstrate an appropriate level of concentration to conclude that VSOE exists. In determining ESP, management considers a variety of information including historic pricing and discounting practices, competitive market activity, internal costs, and the pricing and discounting practices of products sold in bundled arrangements.

Advertising costs

The Company expenses advertising costs as incurred, which totaled $9.6 million, $9.1 million and $6.8 million from continuing operations for the years ended June 30, 2011, 2010 and 2009, respectively.

Warranty expense

Gaming devices are typically sold with a 90-day parts and labor warranty. Warranty expense is calculated using historical experience, and totaled $2.5 million, $2.3 million and $3.3 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Research and development

Research and development expenses related to product development are expensed until technological feasibility has been established. The Company has determined that technological feasibility is not established for its products until completion of the regulatory approval process. As this process is completed shortly before the products are made available to customers, any development costs incurred after the establishment of technological feasibility are typically not significant and expensed as incurred.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of the Company's foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located.

The Company recognizes tax benefits from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized is the largest benefit that the Company believes has greater than a 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions as tax expense.

Share-based compensation

The Company accounts for share-based compensation based on the calculated fair value of the award measured on the grant date, which is recognized, net of estimated forfeitures, as an expense over the employee's requisite service period. The Company classifies share-based compensation expense in the same financial statement line as cash compensation, including cost of gaming equipment and systems and casino operations, research and development costs, and selling, general and administrative expenses.

The excess tax benefit from stock option exercises and tax deductions in excess of compensation cost recognized are classified as a financing activity in the statement of cash flows.

Foreign currency translation

The functional currency of the Company's foreign subsidiaries is typically their local currency. Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange at the end of the period, and the income and expense accounts are translated at the average rate of exchange for the period. Translation adjustments are reflected as accumulated other comprehensive income within stockholders' equity. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

Recently adopted accounting pronouncements

On July 1, 2009, the Company adopted the new FASB ASC which establishes two levels of U.S. GAAP: authoritative and nonauthoritative. The ASC is now the single source of authoritative nongovernmental U.S. GAAP. All other literature is considered non-authoritative. The Company's adoption of this statement had no impact on the consolidated results of operations, financial position and cash flows, but rather changes the reference used to cite specific FASB accounting literature.

Effective July 1, 2009, the Company adopted new accounting guidance related to revenue recognition for multiple deliverable arrangements and certain revenue arrangements that include software elements. The Company elected to adopt this guidance prior to the required effective date using the prospective method. Accordingly, this guidance was applied to all new or materially modified revenue arrangements entered into after the start of the Company's fiscal year of adoption.

On July 1, 2009, the Company adopted new accounting guidance related to business combinations which clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use. This guidance requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. Future effects will be dependent upon acquisitions of defensive intangible assets, if any, at that time. In addition, there is new guidance for determining the useful life of a recognized intangible asset. This guidance is applied prospectively to intangible assets acquired after the effective date. However, the disclosure requirements are applied prospectively to all intangible assets recognized in financial statements. In addition, the new guidance requires that an acquiring entity recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions, requires the expense of acquisition costs, and also includes a substantial number of new disclosure requirements. The Company's adoption of this guidance did not have a significant impact on the disclosures or the consolidated results of operations, financial position and cash flows for the year ended June 30, 2010.

On July 1, 2009, the Company adopted new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this guidance requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. This guidance also clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The adoption of this statement did not have a material impact on the consolidated results of operations, financial position and cash flows, but did affect presentation and disclosure. As a result of the adoption, the Company reclassified noncontrolling interests in the amount of $2.4 million from minority interest to equity in the June 30, 2009 Consolidated Balance Sheets and Statements of Stockholders' Equity. Certain reclassifications to the Consolidated Statements of Operations and Consolidated Statements of Cash Flows have been made to prior period amounts to conform to the presentation of the current period. Recorded amounts for prior periods previously presented as Net income which are now presented as Net income attributable to Bally Technologies, Inc., have not changed as a result of the adoption of this guidance.

On July 1, 2009, the Company adopted new accounting guidance requiring additional disclosures about fair value of financial instruments in interim and annual financial statements. The Company's adoption of this guidance resulted in the disclosure of information about the fair value of financial instruments consistent with the disclosures in the Company's most recent annual financial statements.

On December 31, 2010, the Company adopted new accounting guidance and disclosures to address concerns about the credit quality of financing receivables and the related allowance for credit losses. The guidance is intended to provide additional information to assist financial statement users in assessing an entity's credit risk exposures and evaluating the adequacy of its allowance for credit losses. The new disclosures included information at disaggregated levels, including the nature of the credit risk and how it is analyzed in arriving at the allowance for credit losses, a roll-forward schedule of and reasons for changes in the allowance, credit quality indicators, aging of past due accounts, the nature and extent of modifications, and significant purchases or sales, if applicable.

Recently issued accounting pronouncements not yet adopted

In April 2010, the FASB issued new accounting guidance related to accruals for casino jackpot liabilities. Specifically, the guidance clarifies that an entity should not accrue jackpot liabilities, or portions thereof, before a jackpot is won if the entity can avoid paying the jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. The guidance applies to both base and progressive jackpots. The new guidance is effective for fiscal years beginning on or after December 15, 2010. The new guidance will be applied by recording a cumulative-effect adjustment to opening retained earnings in the period of adoption. The Company will adopt the guidance in fiscal year 2012 and there will not be a significant impact on its consolidated results of operations, financial position and cash flows. The effect of adoption will be recorded as a cumulative-effect adjustment to the retained earnings balance as of July 1, 2011.

In April 2011, the FASB issued new accounting guidance related to troubled debt restructuring. The guidance clarifies which loan modifications constitute troubled debt restructurings to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosures of troubled debt restructurings. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011. The Company will adopt the guidance in fiscal year 2012 and there will not be a significant impact on its consolidated results of operations, financial position and cash flows. Its future impact would only be in its disclosures of troubled debt restructurings, if applicable.

In December 2010, the FASB issued new accounting guidance related to goodwill impairment testing. The new guidance amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The new guidance is effective for annual periods beginning after December 31, 2011. The Company expects to adopt the guidance in fiscal year 2013 and does not believe it will have a significant impact on its consolidated results of operations, financial position and cash flows.

In May 2011, the FASB issued new accounting guidance related to fair value measurements. The new guidance changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. The guidance also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The new guidance is to be applied prospectively and is effective for interim and annual periods beginning on or after December 15, 2011. The Company expects to adopt the guidance in the second quarter of fiscal year 2012 and does not believe it will have a significant impact on its consolidated financial statement footnote disclosures.

In June 2011, the FASB issued new accounting guidance to make the presentation of items within other comprehensive income ("OCI") more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of stockholders' equity. Reclassification adjustments between OCI and net income will be presented separately on the face of the financial statements. The new guidance is to be applied retrospectively and is effective for interim or annual periods beginning after December 15, 2011. The Company expects to adopt the guidance in the second quarter of fiscal year 2012. The adoption of this standard will significantly change the presentation of the Company's consolidated financial statements.

The Company believes there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on its financial reporting.

2. EARNINGS PER SHARE

Basic earnings per share are computed by dividing earnings by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the additional dilution from all potentially dilutive securities.

The following computation of basic and diluted earnings per share applicable to the Company's common stock is as follows:

	Year Ended June 30,		
	2011	2010	2009
	(in 000s, except per share amounts)		
Amounts attributable to Bally Technologies, Inc.:			
Income from continuing operations, net of tax	$98,666	$109,223	$119,439
Income from discontinued operations, net of tax	—	6,175	6,870
Gain (loss) on sale of discontinued operations, net of tax	(403)	22,079	—
Net income attributable to Bally Technologies, Inc.	$98,263	$137,477	$126,309
After tax interest expense on convertible debt	—	14	160
Diluted earnings attributable to Bally Technologies, Inc.	$98,263	$137,491	$126,469
Weighted average common shares outstanding	51,960	54,576	54,449
Dilutive effect of:			
Stock options, Restricted Stock Units ("RSU") and restricted stock	2,459	3,063	2,423
Warrants	1	14	7
Convertible debt(1)	—	22	179
Weighted average diluted shares outstanding	54,420	57,675	57,058
Basic earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 1.90	$ 2.00	$ 2.19
Income from discontinued operations	—	0.11	0.13
Gain (loss) on sale of discontinued operations	(0.01)	0.41	—
Basic earnings per share	$ 1.89	$ 2.52	$ 2.32
Diluted earnings per share attributable to Bally Technologies, Inc.:			
Income from continuing operations	$ 1.82	$ 1.89	$ 2.10
Income from discontinued operations	—	0.11	0.12
Gain (loss) on sale of discontinued operations	(0.01)	0.38	—
Diluted earnings per share	$ 1.81	$ 2.38	$ 2.22

(1) The Company had certain related party debt outstanding which was convertible into common stock at the Company's discretion. The related party debt was paid in full in December 2009.

Certain securities were excluded from the diluted per share calculation because their inclusion would be anti-dilutive. Such securities consist of the following:

	Year Ended June 30,		
	2011	2010	2009
	(in 000s)		
Stock options, RSU and restricted stock	688	308	1,975

3. DISCONTINUED OPERATIONS

The Company owned and operated the Rainbow Casino, a dockside riverboat casino in Vicksburg, Mississippi, which was sold on June 8, 2010. Under the terms of the agreement, the Company was paid approximately $80.0 million in an all-cash transaction. The following table summarizes the gain on sale of discontinued operations:

	Year Ended June 30, 2010
	(in 000s)
Sale proceeds	$ 80,000
Distributions to noncontrolling interest	(688)
Assets held for sale	(45,733)
Liabilities related to assets held for sale	1,161
Adjustments to proceeds for fees and expenses	(471)
Gain on sale of discontinued operations before income taxes	34,269
Income tax expense	(12,190)
Gain on sale of discontinued operations	$ 22,079

Per the terms of the sale agreement, the Company had certain post-closing adjustments during fiscal year 2011, which reduced its gain on the sale of the Rainbow Casino in fiscal year 2010 by approximately $0.4 million, net of income taxes.

The following table summarizes income from discontinued operations:

	Year Ended June 30,	
	2010	2009
	(in 000s)	
Revenues:		
Casino operations	$34,336	$39,669
Costs and expenses:		
Direct cost of casino operations	14,081	16,750
Selling, general and administrative	6,821	7,864
Depreciation and amortization	2,873	3,337
	23,775	27,951
Operating income	10,561	11,718
Other income (expense):		
Interest income	7	26
Other, net	(25)	13
Income from discontinued operations before income taxes	10,543	11,757
Income tax expense	(3,362)	(3,700)
Income from discontinued operations	7,181	8,057
Less income attributable to noncontrolling interests	1,006	1,187
Income from discontinued operations attributable to Bally Technologies, Inc.	$ 6,175	$ 6,870

4. IMPAIRMENT CHARGES

As a result of actions concerning the legality of the charitable bingo market in Alabama, the Company recorded a charge of $11.4 million during fiscal year 2010, which included full allowances for notes and accounts receivable of $5.5 million and an impairment of $5.9 million in long-lived assets.

Recoverability of the long-lived assets and notes and accounts receivable were measured by a comparison of the carrying amount of the related asset to future net cash flows expected to be generated by the related asset. The impairment charges were measured by the amount by which the carrying amount of the assets exceeded the estimated fair value of the assets.

5. PROPERTY, PLANT AND EQUIPMENT AND LEASED GAMING EQUIPMENT

Property, plant and equipment and leased gaming equipment consist of the following:

	June 30,	
	2011	2010
	(in 000s)	
Land and land improvements	$ 1,975	$ 1,975
Buildings and leasehold improvements	25,125	23,483
Gaming equipment	25,734	26,508
Furniture, fixtures and equipment	32,002	27,842
Less accumulated depreciation	(51,570)	(47,714)
Property, plant and equipment, net	$ 33,266	$ 32,094
Leased gaming equipment	$ 272,828	$ 236,137
Less accumulated depreciation	(176,137)	(153,780)
Leased gaming equipment, net	$ 96,691	$ 82,357

6. GOODWILL AND INTANGIBLE ASSETS

Intangible assets consist of the following:

		June 30, 2011			June 30, 2010		
	Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(dollars in 000s)					
Computer software	3 - 9	$36,725	(31,841)	$ 4,884	$35,652	$(28,395)	$ 7,257
License rights	3 - 13	4,344	(2,751)	1,593	3,624	(2,048)	1,576
Trademarks	5 - 9	2,203	(2,203)	—	2,203	(2,023)	180
Core technology	5 - 14	22,763	(14,107)	8,656	22,763	(10,346)	12,417
Contracts	10	15,303	(7,372)	7,931	10,836	(6,421)	4,415
Other intangibles	3 - 5	5,337	(1,036)	4,301	1,702	(999)	703
Total finite-lived intangible assets		$86,675	$(59,310)	$27,365	$76,780	$(50,232)	$26,548
Trademark	indefinite	7,500	—	7,500	7,500	—	7,500
Total		$94,175	$(59,310)	$34,865	$84,280	$(50,232)	$34,048

In September 2009, the Company recorded an intangible asset of approximately $7.5 million related to one-time consideration given for a perpetual, world-wide license for the use of the Bally trademark in connection with the Company's business. Consideration for this intangible asset included approximately $5.0 million related to the delivery of gaming devices and $2.5 million in forgiveness of certain customer receivable balances. Previously, a royalty fee was paid and expensed based upon the number of units produced and sold using the trademark.

Total amortization expense related to finite-lived intangible assets totaled $9.3 million, $10.3 million and $9.8 million for the years ended June 30, 2011, 2010 and 2009, respectively, which included computer software amortization expense of $3.3 million, $4.4 million and $4.1 million, respectively.

Future amortization of finite-lived intangible assets is scheduled as follows:

Year Ended June 30,	(in 000s)
2012	$10,326
2013	8,681
2014	4,180
2015	1,464
2016	1,297
Thereafter	1,417
Total	$27,365

All goodwill is associated with continuing operations. The changes in the carrying amount of goodwill for the years ended June 30, 2011 and 2010 are as follows:

	(in 000s)
Balance as of June 30, 2009	$161,960
Foreign currency translation adjustment	(807)
Balance as of June 30, 2010	161,153
Foreign currency translation adjustment	957
Balance as of June 30, 2011	$162,110

No impairment charges for goodwill and intangible assets were necessary for the years ended June 30, 2011, 2010 and 2009.

7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30,	
	2011	2010
	(in 000s)	
Games on trial	$3,609	$2,744
Refundable deposits	1,224	413
Other	151	193
Total other current assets	$4,984	$3,350

8. ACCRUED AND OTHER LIABILITIES

Accrued liabilities consist of the following:

	June 30,	
	2011	2010
	(in 000s)	
Payroll and related costs	$27,014	$24,148
Royalties	3,772	3,045
Professional and consulting fees	2,748	2,857
Regulatory approval costs	2,182	1,604
Sales, use and gaming taxes	3,337	2,164
Interest rate derivative financial instrument liabilities	5,133	2,698
Foreign currency derivative financial instrument liability	586	—
Other	13,523	9,146
Total accrued and other liabilities	$58,295	$45,662

9. LONG-TERM DEBT

Long-term debt consists of the following:

	June 30,	
	2011	2010
	(in 000s)	
Revolving credit facility	$219,000	$ —
Term loan facility	296,250	173,750
Other, generally unsecured	153	43
Long-term debt	515,403	173,793
Less current maturities	(15,153)	(42,543)
Long-term debt, net of current maturities	$500,250	$131,250

As of June 30, 2011, there was approximately $181.0 million of undrawn availability under the revolving credit facility. Availability under the revolving credit facility is reduced to the extent of outstanding letters of credit.

On April 15, 2011, the Company entered into an amended and restated credit agreement, that provides for a $700 million senior secured credit facility comprised of a $300 million, five-year term loan and a $400 million, five-year revolving credit facility, including a $50 million sublimit for the issuance of standby letters of credit, a $10 million sublimit for swingline loans and a $150 million sublimit for multicurrency borrowings approved under the credit facility.

The interest rate on the credit facility is subject to a leverage-based pricing grid. If the leverage ratio, as defined under the credit facility, is greater than 2.5, the interest rate will be LIBOR plus a margin of 2.00%; if the leverage ratio is between 2.0 and 2.5, the interest rate will be LIBOR plus a margin of 1.75%; if the leverage ratio is between 1.5 and 2.0, the interest rate will be LIBOR plus a margin of 1.50%; if the leverage ratio is between 1.0 and 1.5, the interest rate will be LIBOR plus a margin of 1.25%; and if the leverage ratio is below 1.0, the interest rate will be LIBOR plus a margin of 1.00%.

Effective December 2008, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $218.8 million and a maturity date of September 26, 2012 to fix floating LIBOR based debt to fixed rate debt at an interest rate of 1.89%. Effective June 2011, the Company entered into a second floating-to-fixed rate swap agreement with an original notional value of $165.0 million and a maturity date of May 13, 2016 to fix a portion of the floating LIBOR based debt under the new term loan to fixed rate debt at an interest rate of 2.09%. At June 30, 2011, the combined swap agreements had a notional value of $296.3 million.

As of June 30, 2011, the interest rate on the revolving credit facility was 2.29% and the interest rate on the term loan was 3.82%, after giving effect to the floating-to-fixed interest rate swaps.

Under the credit facility, the term loan requires quarterly principal reductions in an amount equal to 1.25% of the effective date term loan amount, or $3,750,000, through March 2013; an amount equal to 1.875% of the effective date term loan amount, or $5,625,000, through March 2014; an amount equal to 2.50% of the effective date term loan amount, or $7,500,000, from June 2014 until the term loan's maturity in May 2016 upon when the remaining outstanding principal balance of $187,500,000 is due.

The credit facility is collateralized by substantially all of the Company's domestic property and is guaranteed by each of the Company's domestic subsidiaries, excluding any noncontrolling interests, and is secured by a pledge agreement.

The fair value of long-term debt is estimated by discounting expected cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2011 and 2010, the fair value of long-term debt approximated the carrying value.

The credit facility contains a number of covenants that, among other things, restrict the Company's ability and certain of its subsidiaries to dispose of assets, incur additional indebtedness or issue preferred stock, pay dividends or make other distributions, enter into certain acquisitions, repurchase equity interests or subordinated indebtedness, issue or sell equity interests of our subsidiaries, engage in mergers or acquisitions or certain transactions with subsidiaries and affiliates, and that otherwise restrict corporate activities.

The financial covenants under the credit facility consist of a leverage ratio and an interest coverage ratio. The leverage ratio is computed as total debt outstanding at the end of the quarter divided by the trailing twelve months Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding certain cash and non-cash charges. The interest coverage ratio is computed as EBITDA for the trailing twelve months divided by the trailing twelve months of interest charges.

A breach of any of the covenants or the inability to comply with the required financial ratios could result in a default under the credit facility. In the event of any such default, the lenders could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable. If the Company were unable to repay the indebtedness upon its acceleration, the lenders could proceed against the underlying collateral. The Company was in compliance with all of the credit facility covenants as of June 30, 2011.

Interest Rate Swap Agreements

The Company has documented and designated these interest rate swaps as cash flow hedges. Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective. Effectiveness testing of the hedge relationships and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method. As the interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair value with a corresponding offset to accumulated Other Comprehensive Income ("OCI"). The interest rate swaps have been and are expected to remain highly effective for the life of the hedges. Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness is reclassified from accumulated other comprehensive income to other income (expense). As of June 30, 2011, the Company had no ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from other comprehensive income to interest expense in the next twelve months total $4.9 million.

Additional information on the Company's interest rate swaps are as follows:

Interest Rate Swaps	Balance Sheet Location	Fair Value (in 000s)	Location of Offsetting Balance
Cash flow hedges—$296.3 million LIBOR based debt	Accrued and other liabilities	$5,133	
	Other assets, net	1,231	
		$3,902	Accumulated other comprehensive income (before income taxes)

Principal Repayments

The following annual principal maturities of the Company's term loan facility for each of the fiscal years ending subsequent to June 30, 2011, are as follows:

Year Ended June 30,	(in 000s)
2012	$ 15,000
2013	16,875
2014	24,375
2015	30,000
2016	210,000
Total	$296,250

10. LEASES

The Company leases certain office space, equipment, autos, warehouse and repair facilities and other property locations under noncancelable operating leases which are generally included in selling, general and administrative expenses. Operating rental expense is as follows:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Equipment and office space leases	$9,060	$8,325	$6,969
Sublease rental income	(357)	(251)	(201)
	$8,703	$8,074	$6,768

A schedule of future minimum rental payments required under noncancelable operating leases for each of the five fiscal years ending after June 30, 2011, is as follows:

Year Ended June 30,	Operating
2012	$ 8,584
2013	6,410
2014	4,481
2015	2,541
2016	2,290
Thereafter	1,490
Total minimum payments	$25,796

11. RELATED PARTY TRANSACTIONS

In connection with the acquisition of SDG, the consideration paid included subordinated debt issued to the former principals of SDG. Certain of the former principals are now employees of the Company. At the Company's discretion, the principal and accrued interest thereon could have been paid in cash, or converted into shares of the Company's common stock using the average stock price for the 20 business days prior to the delivery of such shares. As of June 30, 2009, the subordinated debt totaled $2.8 million, all of which was included in current maturities. The subordinated debt was paid in full in December 2009.

12. SHARE-BASED COMPENSATION

Employee Stock Purchase Plan

The 2008 ESPP provides that eligible employees are able to contribute up to 10% of their eligible earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is equal to 85% of the fair market value. During the years ended June 30, 2011, 2010 and 2009, employees purchased 67,730, 53,716 and 88,774 shares of common stock for approximately $2.1 million, $1.9 million and $1.7 million, respectively.

Share-Based Award Plans

The Company's 2010 Long-Term Incentive Plan, which was an amendment and restatement of the Company's 2001 Long-Term Incentive Plan, as amended, (the "2010 Plan") provides for the issuance of up to 15,050,000 shares of common stock to Company employees, directors and designated paid consultants. At the Company's 2010 Annual Meeting, the 2010 Plan was amended to increase the number of shares issuable pursuant to awards of restricted stock, restricted stock units ("RSUs") or incentive bonuses granted after the 2010 Annual Meeting shall count against the overall share limit as 1.75 shares for every share granted. Prior to the 2010 Annual Meeting, the number of shares issuable pursuant to awards of restricted stock or RSUs was capped at 1,400,000 shares. Generally, options are granted at the fair value of the Company's common stock at the date of grant and are exercisable over five to ten years.

The Company's 1996 Long-Term Incentive Plan (the "1996 Plan") provided for the issuance of up to 3,428,000 shares of common stock to Company employees, directors and designated paid consultants. Generally, options were granted at the fair value of the Company's common stock at the date of grant and are exercisable over five to ten years. No shares of common stock remain available under the 1996 Plan for the grant of new awards.

The Company issues new shares for shares delivered under the 1996 Plan and the 2010 Plan (collectively, the "Plans").

Stock option activity as of and for the year ended June 30, 2011 is summarized below:

		Weighted Average		
	Shares	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
	(in 000s)	(per share)	(years)	(in 000s)
Balance outstanding as of June 30, 2010	5,061	$21.14		$61,186
Granted	368	36.13		
Exercised	(1,638)	16.23		
Forfeited or expired	(109)	33.76		
Balance outstanding as of June 30, 2011	3,682	24.45	3.86	$60,558
Exercisable as of June 30, 2011	2,782	21.09	3.35	$54,817

Restricted stock and RSU activity as of and for the year ended June 30, 2011 is summarized below:

	Restricted Stock	Weighted Average Grant Date Fair Value	RSUs	Weighted Average Grant Date Fair Value
	(in 000s)	(per share)	(in 000s)	(per share)
Balance outstanding as of June 30, 2010	329	$35.66	642	$18.27
Granted	206	38.77	97	42.01
Released	(130)	34.73	(139)	31.98
Forfeited or expired	(68)	33.16	—	—
Balance outstanding as of June 30, 2011	337	$38.42	600	$18.92
Vested as of June 30, 2011			534	$16.04

The following is additional information about stock options, restricted stock and RSUs exercised, granted and vested during the periods:

	Year Ended June 30,		
	2011	2010	2009
	(in 000s, except per share amounts)		
Weighted average grant-date fair value per share:			
Stock options granted	$ 16.86	$ 19.56	$ 10.62
Stock options vested	$ 11.47	$ 10.71	$ 9.23
Restricted stock and RSUs vested	$ 33.31	$ 29.99	$ 20.16
Total grant-date fair value of stock options vested	$ 6,458	$ 7,123	$13,186
Total grant-date fair value of restricted stock and RSUs vested	$ 8,962	$ 4,384	$ 3,758
Exercises under all share-based payment arrangements:			
Total intrinsic value	$37,915	$59,583	$ 7,297
Cash received	$26,314	$30,074	$ 9,628
Tax benefit realized	$ 8,718	$16,730	$ 688

Shares Reserved

The following shares are reserved for stock options and RSUs issued and available for issue under the Plans and the 2008 ESPP:

	(in 000s)
Stock options and RSUs issued and currently outstanding	4,282
Shares available for future issuance	3,230
Total	7,512

Share-Based Compensation

The following table presents share-based compensation expense and related effect of the income tax benefit included in the Company's consolidated statements of operations:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Selling, general and administrative	$ 9,624	$10,382	$13,377
Research and development	3,104	3,231	2,736
Cost of gaming equipment and systems and operations	179	180	146
Share-based compensation expense before tax	$12,907	$13,793	$16,259
Income tax benefit	(4,517)	(4,828)	(5,691)
Net share-based compensation expense	$ 8,390	$ 8,965	$10,568

Share-based compensation expense from discontinued operations before income tax was $137,000 and $146,000 for the years ended June 30, 2010 and 2009, respectively.

Included in share-based compensation expense in the consolidated statements of operations for the years ended June 30, 2011, 2010 and 2009 is restricted stock amortization of $7.0 million, $6.4 million and $4.6 million, respectively.

During the year ended June 30, 2009, the Company modified certain fully vested stock options, previously issued to certain members of the Company's Board of Directors, extending the contractual term for 2.15 years. The modification resulted in the recognition of additional share-based compensation expense of approximately $400,000, which was equal to the net increase in the fair value of the modified stock option.

Additionally, during the year ended June 30, 2009, the Company's Board of Directors approved the accelerated vesting of all unvested stock options previously issued to the Company's former Chief Technology Officer. This accelerated vesting affected options for approximately 360,000 shares of the Company's common stock and resulted in the acceleration of $1.4 million in share-based compensation.

As of June 30, 2011, there was $11.2 million of total unrecognized compensation expense related to the unvested portion of stock options which will be recognized over the subsequent 1.89 years. In addition, as of June 30, 2011, there was $12.0 million of total unrecognized compensation expense related to the unvested portion of restricted stock and RSUs which will be recognized over the subsequent 1.76 years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, the expected volatility of the Company's common stock over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted. Estimates of fair value are not intended to predict actual future events, or the value ultimately realized by the recipients of equity awards.

The fair value of each option granted during the periods referenced below was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

	Year Ended June 30,		
	2011	2010	2009
Weighted Average:			
Expected option term (in years)	4.61	4.66	4.53
Expected volatility	54.91%	56.04%	51.07%
Risk-free interest rate	1.76%	2.23%	2.63%
Expected annual dividend yield	0%	0%	0%

For the years ended June 30, 2010 and 2009, the expected option term was determined using the simplified method for share based payments as the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. During fiscal year 2011, the Company ceased using the simplified method and began using its historical exercise activity to estimated expected term. Expected volatility is based on historical market factors related to the Company's common stock. Risk-free interest rate is based on U.S. Treasury rates appropriate for the expected term.

13. STOCKHOLDERS' EQUITY, OPTIONS, WARRANTS AND RIGHTS

Warrants

The Company previously issued 100,000 stock purchase warrants in connection with a prior acquisition. The strike price of the warrant was $24.69 with a term of seven years. During the years ended June 30, 2011 and 2010, 125 and 95,375 stock purchase warrants were exercised and converted into 125 and 40,080 shares of the Company's common stock, respectively. The majority of the exercises were cashless and net shares were issued for the difference between the strike price of the warrant and the market value of the Company's common stock upon exercise.

Share Repurchase Plan

The Company's Board of Directors have approved a variety of share repurchase plans under which, subject to price and market conditions, purchases of shares can be made from time to time in the open market or in privately negotiated transactions using available cash.

On April 4, 2010, the Company's Board of Directors approved a new share repurchase plan to purchase up to $150 million of common stock which replaced the previous plan. On April 6, 2011, the Company's Board of Directors increased the share-repurchase plan amount to $550 million minus the amount repurchased in the tender offer. On May 12, 2011, the Company concluded a modified Dutch auction tender offer purchasing 9.9 million shares at $40.18 per share for $398.3 million.

As of June 30, 2011, $151.7 million remained available under the plan for repurchase in future periods.

For the years ended June 30, 2011, 2010 and 2009, the Company made the following purchases under its share purchase plans:

	Year Ended June 30,		
	Shares	Average Price per share	Amount (in 000s)
For the year ended June 30, 2009	1,557,216	$24.58	$ 38,275
For the year ended June 30, 2010	2,297,278	$39.71	91,221
For the year ended June 30, 2011	11,957,208	$39.65	474,054
Total	15,811,702	$38.17	$603,550

Special Stock

The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of special stock ("Special Stock"). The Special Stock may be issued from time to time in one or more series, each having such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as shall be stated and expressed in the resolution providing for the issuance of Special Stock or any series thereof adopted by the Board of Directors. Special Stock consists of non-voting stock where no holder of the Special Stock shall be entitled to vote at any meeting of stockholders or otherwise, except as may be specifically provided by law or as approved by the Board of Directors in certain limited circumstances at the time of the stock issuance.

To date, there have been four series of Special Stock authorized for issuance: the Initial Series, the Series B, the Series E and the Series F. In June 1996, the Company issued shares of Series E Special Stock to certain holders of the Company's 7½% Convertible Subordinated Debentures (which were retired in 1996) who elected to receive such stock in lieu of receiving common stock. The holders of shares of Series E Special Stock have no voting rights except as required by law. A total of 115 shares of Series E Special Stock remain outstanding. No other shares of Special Stock remain outstanding.

14. INCOME TAXES

Consolidated income from continuing operations before taxes and noncontrolling interest for domestic and foreign operations is as follows:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
United States	$131,668	$160,265	$169,756
Foreign	11,725	10,553	15,204
Total	$143,393	$170,818	$184,960

The components of the Company's income tax expense from continuing operations are as follows:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Current:			
Federal	$12,614	$59,626	$26,956
State	5,585	5,928	4,820
Foreign	3,245	5,057	3,711
	21,444	70,611	35,487
Deferred:			
Federal	23,984	(9,261)	26,458
State	(919)	(796)	2,770
Foreign	673	167	66
	23,738	(9,890)	29,294
Income tax expense	$45,182	$60,721	$64,781

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The difference between the U.S. statutory federal income tax rate and the Company's effective income tax rate is as follows:

	Year Ended June 30,		
	2011	2010	2009
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Change in income tax contingencies	(2.5)	(0.9)	1.2
State income taxes, net of federal benefit	2.0	2.0	3.5
Foreign earnings subject to U.S. tax	2.9	1.2	2.2
Change in valuation allowance	(0.2)	(0.3)	(0.2)
Tax credits	(4.7)	(1.7)	(6.7)
Domestic production activities deduction	(1.5)	(0.4)	(1.9)
Other, net	0.5	0.6	1.9
	31.5%	35.5%	35.0%

The major components of the deferred tax assets and liabilities from continuing operations are as follows:

	June 30,	
	2011	2010
	(in 000s)	
Deferred tax assets:		
Share-based compensation	$11,405	$13,621
Deferred revenue, net of deferred costs	9,326	10,124
Accruals not currently deductible for tax purposes	13,243	13,516
Property and equipment	—	7,663
Inventory	4,640	3,985
Net operating loss carryforwards	3,466	3,800
Intangible assets	4,029	1,563
Allowance for doubtful accounts	4,607	4,428
Foreign tax credit carryforwards	2,154	1,902
Other tax credits	2,086	1,448
Other	1,838	4,625
Total gross deferred tax assets	56,794	66,675
Less: Valuation allowance	(1,186)	(1,526)
Deferred tax assets	$55,608	$65,149
Deferred tax liabilities:		
Property and equipment	$12,734	$ —
Other	2,293	100
Total gross deferred tax liabilities	$15,027	$ 100
Net deferred tax assets	$40,581	$65,049

Current deferred income tax liabilities of $439,000 and $362,000 of as of June 30, 2011 and 2010, respectively, are included in accrued and other liabilities and noncurrent deferred income tax liabilities of $418,000 and $542,000 as of June 30, 2011 and 2010, respectively, are included in other liabilities in the accompanying Consolidated Balance Sheets.

The Company has not provided income taxes on approximately $9.7 million and $15.4 million of undistributed earnings as of June 30, 2011 and 2010, respectively, from certain foreign subsidiaries. The Company plans to permanently invest the earnings in the foreign subsidiaries and therefore has not recorded a deferred tax liability associated with the undistributed earnings.

At June 30, 2011, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $5.6 million. The entire amount of the net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code. Section 382 limits the amount of carryforwards available per year for use against future taxable income. Based on the Company's recent history of taxable income and projections of taxable income in the future, the Company expects to utilize all of its federal net operating loss carryforwards. The Company also has net operating losses in several foreign jurisdictions, mainly the United Kingdom and Australia. Due to a history of net operating losses in the United Kingdom, management has determined that it is more likely than not that these losses will not be realized and therefore has established a full valuation allowance. The Company forecasts future taxable income sufficient to utilize all net operating losses in Australia, therefore, no valuation allowance has been established for these losses.

The Company's subsidiary in India operated under a tax holiday which expired in March 2011.

The Company recorded $8.7 million and $16.7 million as an increase to stockholder's equity for certain tax benefits from employee share-based compensation for the years ended June 30, 2011 and 2010, respectively.

The Company had $8.4 million and $11.6 million of liabilities for unrecognized tax benefits as of June 30, 2011 and 2010, respectively. Of these amounts, $8.2 million and $10.2 million, respectively, if recognized, would impact our effective tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits as tax expense. As of June 30, 2011 and 2010, the Company had accrued interest and penalties of $1.3 million and $3.7 million, respectively. The Company decreased the accrual of interest and penalties by $2.5 million and $1.9 million during the years ended June 30, 2011 and 2010, respectively.

Changes to the balance of unrecognized tax benefits are as follows:

	June 30,	
	2011	2010
	(in 000s)	
Balance, beginning of year	$11,637	$19,049
Additions based on tax provisions related to current year	1,035	463
Additions for tax positions of prior years	2,812	330
Reductions for tax positions of prior years	(6,687)	(2,485)
Settlements	—	(5,395)
Lapse of statute of limitations	(541)	(213)
Foreign currency translation adjustment	108	(112)
Balance, end of year	$ 8,364	$11,637

The Internal Revenue Service ("IRS") commenced examination of the Company's United States federal income tax returns for 2003 through 2005 in the fourth quarter of 2006. Throughout the examination, the IRS proposed, and management agreed to certain adjustments related to the open tax years that were recorded in the income tax provision. In January 2009, the IRS completed its field examination of the open tax years and issued a Revenue Agent's Report. Also in January 2009, the

Company paid $3.4 million in tax and $1.2 million in interest to the IRS to settle certain agreed adjustments. The Company filed a formal protest regarding certain unagreed adjustments and the case was assigned to the IRS Las Vegas Appeals Office in July 2009. In June 2010, the Company agreed to settle all remaining issues with the IRS. Formal closure of the case occurred in October 2010 and the Company has received a refund from the IRS of $2.3 million, including $0.6 million in interest.

In the second quarter of fiscal year 2011, the Company was notified by the IRS that they will be examining the United States federal income tax returns for 2007 through 2009. The IRS commenced the examination in the third quarter of 2011. During the fourth quarter of 2011, the IRS notified the Company that the 2006 United States federal income tax return will be included in the examination.

The Company files numerous consolidated and separate income tax returns in the United States and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal income tax examinations for years before 2006 and is no longer subject to state and local, or foreign income tax examinations for years before 2003.

It is reasonably possible that the Company's amount of unrecognized tax benefits may decrease within the next twelve months by a range up to $0.3 million.

15. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is obligated under several agreements to pay certain royalties on the sale or rental of gaming devices. Total royalty expense for the Company for the years ended June 30, 2011, 2010 and 2009 was $11.5 million, $8.3 million and $15.6 million, respectively, and is included in the cost of gaming equipment and systems in the accompanying consolidated statements of operations. In addition, the Company has obtained the rights to certain game themes and intellectual property that call for payment of royalties based on either fixed amounts or variable amounts based on game performance.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, or other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company has not recorded any loss accruals for these contingencies unless otherwise noted below.

On October 16, 2010, WMS Gaming Inc. ("WMS") filed a patent infringement lawsuit against the Company in the United States District Court for the District of Northern Illinois. The complaint asserts that several of the Company's products using iReel displays, including Cash Spin, Dragon Dynasty, Twin Tigers, and Sky Spirits, infringe two WMS patents, and seeks injunctive relief and unspecified damages. WMS later amended its complaint to assert three additional patents related to the use of a video screen in conjunction with a gaming machine using mechanical reels. The amended complaint names the following additional games: Plum Wild, Crazy Winners, Hot N' Wild Ruby Rush, Hot N' Wild Blazing Stars, Hot N' Wild Sapphire Sky, and Quick Hit Triple Blazing 7s Wild Jackpot (5R). As part of its response, the Company has asserted counterclaims against WMS's Lord of the Rings and Star Trek games, for violation of the Company's patents. The Company is seeking damages and other relief against WMS, including claims that the WMS patents are invalid, unenforceable, and not infringed. It is anticipated trial will be set for early 2012.

In April 2006, IGT filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The complaint asserted that the Company's Bally Power

Bonusing products infringe patents held by IGT, and sought injunctive relief and damages in unspecified amounts. Of the nine patents and 200 claims originally filed in the case by IGT, all but three patents and eight claims were dismissed. On April 28, 2009, the District Court issued an order finding that the Company's Power Promotions, Power Bank, and SDS/CMP Power Winners products do not infringe IGT's patents. The court also found that the Company's ACSC Power Winners and ACSC Power Reward products infringe some patent claims asserted by IGT, but not others. Appeals by both parties are pending. In the meantime, the Company has undertaken technical changes to ensure non-infringement for the two products partially in question. The Company does not believe that potential infringement damages, if any, would be material to its financial position as the revenues from these two products to date have not been material.

On December 7, 2004, International Game Technology ("IGT") filed a patent infringement lawsuit against the Company in the United States District Court for the District of Nevada. The complaint asserted that the Company's wheel-based games, such as Monte, Carlo Lucky Wheel™ and Cash For Life™, its games with a reel in the top box, such as Bonus Frenzy™, and its iVIEW products infringed on patents held by IGT, and sought injunctive relief and damages in unspecified amounts. As part of the defense, the Company asserted counterclaims seeking damages and other relief against IGT, including claims that IGT's patents were invalid, unenforceable and not infringed, as well as several claims that IGT engaged in anti-competitive conduct in violation of state and federal antitrust laws. In October 2008, the court granted the Company's motions for summary judgment, ruling that IGT's two "wheel" patents and a touch-screen player-tracking patent were invalid; that even if the patents were valid, the Company's wheel-based games at issue would not infringe; and that certain of its iVIEW products do not infringe the two asserted player-tracking patents. The summary judgment determinations were upheld by the Federal Circuit Court of Appeals. Upon remand, the District Court granted summary judgment in favor of IGT on the remaining portion of the case regarding IGT's alleged antitrust violations and in favor of Bally on IGT's remaining claim that Bally infringed an IGT player tracking patent. An appeal of the summary judgment on Bally's antitrust claims against IGT is currently pending.

The Company is also a party to various lawsuits relating to routine matters incidental to its business. Management does not believe that the outcome of such litigation, including the matters discussed above, in the aggregate, will have a material effect on its consolidated financial position, results of operations or cash flows.

16. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company's revenue consists of three sources: Gaming Equipment, which includes the sale of gaming devices and related equipment, parts and conversion kits; Gaming Operations, which includes the operation of wide-area progressive, video lottery and centrally determined systems and the rental of gaming devices and content; and Systems, which includes the sale and support of computerized monitoring systems and related recurring hardware and software maintenance revenue.

The following is a summary of revenues and gross margin:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Revenues:			
Gaming Equipment and Systems			
Gaming Equipment	$246,514	$273,718	$357,037
Gaming Operations	318,621	286,950	274,965
Systems	193,020	217,523	211,758
Total revenues	$758,155	$778,191	$843,760
Gross Margin(1):			
Gaming Equipment and Systems			
Gaming Equipment	$112,096	$138,000	$166,826
Gaming Operations	229,801	203,844	194,882
Systems	142,602	156,542	150,259
Total gross margin	$484,499	$498,386	$511,967

(1) Gross Margin from Gaming Equipment and Systems excludes amortization related to certain intangibles including core technology and license rights, which are included in depreciation and amortization.

Revenues from discontinued operations related to the Rainbow Casino were $34.3 million and $39.7 million for the years ended June 30, 2010 and 2009, respectively. Gross margin from discontinued operations was $20.3 million and $22.9 million for the years ended June 30, 2010 and 2009, respectively.

The Company has operations based primarily in the United States as well as significant sales and distribution offices based in Europe, and other foreign locations, including South America. The table below presents information as to the Company's revenues, operating income and identifiable assets by geographic region which is determined by country of destination:

	Year Ended June 30,		
	2011	2010	2009
		(in 000s)	
Revenues:			
United States and Canada	$619,219	$621,205	$701,817
International	138,936	156,986	141,943
Total revenues	$758,155	$778,191	$843,760
Operating income:			
United States and Canada	$135,096	$144,060	$170,727
International	16,439	40,050	32,291
Total operating income	$151,535	$184,110	$203,018
Identifiable assets:			
United States and Canada	$692,778	$743,426	$736,634
International	234,616	169,750	144,248
Total identifiable assets	$927,394	$913,176	$880,882

Operating income from discontinued operations was $10.6 million and $11.7 million for the years ended June 30, 2010 and 2009, respectively.

17. 401(k) PLAN

The Company is the sponsor of the Bally Technologies, Inc. 401(k) Savings Plan (the "401(k) Plan"). The 401(k) Plan was adopted for domestic employees of Bally Technologies, Inc. and all its domestic subsidiaries. Employees may enroll in the plan after meeting certain age and length of employment criteria, and plan participants may defer up to 25% of their compensation, up to certain IRS imposed limitations.

The Company matches 50% of any participant's contributions, up to the first 6% of their compensation (as defined in the plan document). Company matching contributions totaled approximately $1.9 million for each of the years ended June 30, 2011, 2010 and 2009, respectively.

For participants hired through December 31, 2000, employee and employer matching contributions are 100% vested immediately. For employees hired on or after January 1, 2001, vesting of the employer match is on a 20%, 5-year vesting schedule. Effective October 1, 2005, vesting of employer match is on a 25%, 4-year vesting schedule.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth unaudited quarterly financial information for the years ended June 30, 2011 and 2010.

	Fiscal Year 2011 Quarterly Results			
	September 30,	December 31,	March 31,	June 30,
	(in 000s, except per share data)			
Statement of Operations Data:				
Revenues	$170,808	$182,726	$190,941	$213,680
Cost of revenues	59,179	65,722	68,181	80,574
Selling, general and administrative	51,614	55,185	57,562	60,672
Research and development costs	21,384	21,360	22,088	23,254
Income from continuing operations before income taxes	33,937	33,616	37,429	38,411
Income tax expense	(12,285)	(6,347)	(13,651)	(12,899)
Income from continuing operations	21,652	27,269	23,778	25,512
Gain (loss) on sale of discontinued operations, net of tax	(403)	—	—	—
Net income	21,249	27,269	23,778	25,512
Less net income (loss) attributable to noncontrolling interests	(540)	17	12	56
Net income attributable to Bally Technologies, Inc.	$ 21,789	$ 27,252	$ 23,766	$ 25,456
Basic earnings per share attributable to Bally Technologies, Inc.:				
Income from continuing operations	$ 0.42	$ 0.51	$ 0.45	$ 0.53
Gain (loss) on sale of discontinued operations	(0.01)	—	—	—
Basic earnings per share	$ 0.41	$ 0.51	$ 0.45	$ 0.53
Diluted earnings per share attributable to Bally Technologies, Inc.:				
Income from continuing operations	$ 0.40	$ 0.49	$ 0.43	$ 0.51
Gain (loss) on sale of discontinued operations	(0.01)	—	—	—
Diluted earnings per share	$ 0.39	$ 0.49	$ 0.43	$ 0.51

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Fiscal Year 2010 Quarterly Results			
	September 30,	December 31,	March 31,	June 30,
	(in 000s, except per share data)			
Statement of Operations Data:				
Revenues	$187,330	$204,973	$190,640	$195,248
Cost of revenues	69,463	74,701	66,455	69,186
Selling, general and administrative	45,196	53,721	52,545	51,733
Research and development costs	19,471	19,571	20,279	20,980
Impairment charges(1)	—	—	11,379	—
Income from continuing operations before income taxes	45,863	48,629	31,992	44,334
Income tax expense	(16,255)	(16,456)	(11,262)	(16,748)
Income from continuing operations	29,608	32,173	20,730	27,586
Income from discontinued operations, net of tax	1,749	1,430	2,363	1,639
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	22,079
Net income	31,357	33,603	23,093	51,304
Less net income attributable to noncontrolling interests	733	350	534	263
Net income attributable to Bally Technologies, Inc.	$ 30,624	$ 33,253	$ 22,559	$ 51,041
Basic earnings per share attributable to Bally Technologies, Inc.:				
Income from continuing operations	$ 0.53	$ 0.59	$ 0.37	$ 0.50
Income from discontinued operations	0.03	0.02	0.04	0.03
Gain (loss) on sale of discontinued operations	—	—	—	0.40
Basic earnings per share	$ 0.56	$ 0.61	$ 0.41	$ 0.93
Diluted earnings per share attributable to Bally Technologies, Inc.:				
Income from continuing operations	$ 0.50	$ 0.56	$ 0.36	$ 0.48
Income from discontinued operations	0.03	0.02	0.03	0.03
Gain (loss) on sale of discontinued operations	—	—	—	0.38
Diluted earnings per share	$ 0.53	$ 0.58	$ 0.39	$ 0.89

(1) Impairment charges of $11.4 million were recognized in the third quarter related to the Alabama charitable bingo market (see Note 4, *Impairment Charges)*.

BALLY TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended June 30, 2011, 2010 and 2009

	Balance at Beginning of Year	Additions	Net Write-offs/ (Recoveries)	Balance at End of Year
		(in 000s)		
Allowance for doubtful accounts (current and long-term):				
Year Ended June 30, 2011(1)	$15,143	$7,963	$11,540	$11,566
Year Ended June 30, 2010(1)	$ 8,897	$8,382	$ 2,136	$15,143
Year Ended June 30, 2009	$12,027	$ (57)	$ 3,073	$ 8,897

(1) Net Write-offs in fiscal year 2011 and additions in fiscal year 2010 include $5.5 million related to the Alabama charitable bingo market (see Note 4, *Impairment Charges*).

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The information set forth below, unless specified otherwise, is as of September 30, 2011.

Senior Management

Richard Haddrill	Chief Executive Officer
Neil Davidson	Senior Vice President, Chief Financial and Accounting Officer and Treasurer
Ramesh Srinivasan	President and Chief Operating Officer
Mark Lerner	Senior Vice President, Secretary and General Counsel
Derik Mooberry	Senior Vice President of Product and Operations

Board of Directors

Jacques André
Robert Guido
Richard Haddrill
Josephine Linden
W. Andrew McKenna
David Robbins
Kevin Verner

Committees of the Board of Directors

Audit Committee

Robert Guido
Josephine Linden
W. Andrew McKenna
David Robbins
Kevin Verner

Compensation Committee

Jacques André
Robert Guido
David Robbins
Kevin Verner

Nominating and Corporate Governance Committee

Jacques André
Robert Guido
David Robbins
Kevin Verner

Corporate Information

Corporate Offices

Bally Technologies, Inc.
6601 S. Bermuda Rd.
Las Vegas, NV 89119

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Bally Technologies, Inc. (the "Company") filed its Sarbanes Oxley Act Section 302 Certifications regarding the quality of the Company's public disclosure with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2011. The Company submitted to the New York Stock Exchange the required certification of the Company's CEO that as of December 23, 2010, the date of the certification, the CEO was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.